 Exhibit 99.1

Independent Technical Report on Resources and Reserves, Bolivar Mine, Mexico

Prepared for

Sierra Metals Inc.

Prepared by

SRK Consulting (Canada) Inc.
2US043.003
May 8, 2020

Signed by Qualified Persons:

Cliff Revering, P. Eng., SRK Principal Consultant (Resource Geology)

Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining)

Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy)

Andy Thomas M.Eng., P.Eng., Senior Consultant (Geotechnical)

Dan Mackie, M.Sc., B.Sc., PGeo, SRK Principal Consultant (Hydrogeologist)

Independent Technical Report on Resources and Reserves, Bolivar Mine, Mexico

May 8, 2020

Prepared for	Prepared by

Sierra Metals Inc. Av. Pedro de Osma No. 450, Barranco, Lima 04, Peru	SRK Consulting (Canada) Inc. 2200–1066 West Hastings Street Vancouver, BC V6E 3X2 Canada

Tel: +51 1 630 3100	Tel: +1 604 681 4196
Web: www.sierrametals.com	Web: www.srk.com

Project No:	2US043.003

File Name:	Independent_Technical_Report_R&R_Bolivar_2US043.003_20200511.docx

Copyright © SRK Consulting (Canada) Inc., 2020

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Important Notice

This report was prepared as a National Instrument 43-101 Technical Report for Sierra Metals Inc. (“Sierra Metals”) by SRK Consulting (Canada) Inc. (“SRK”). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in SRK’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Sierra Metals subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Sierra Metals to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Sierra Metals. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

Copyright

This report is protected by copyright vested in SRK Consulting (Canada) Inc. It may not be reproduced or transmitted in any form or by any means whatsoever to any person without the written permission of the copyright holder, other than in accordance with stock exchange and other regulatory authority requirements.

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Table of Contents

1 Executive Summary	1
1.1 Property Description and Ownership	1

1.2 Geology and Mineralization	1
1.3 Status of Exploration, Development and Operations	2
1.4 Mineral Processing and Metallurgical Testing	2
1.5 Mineral Resource Estimate	2
1.6 Mineral Reserve Estimate	3
1.7 Mining Methods	4
1.8 Recovery Methods	5
1.9 Project Infrastructure	5
1.10 Environmental Studies and Permitting	6
1.11 Capital and Operating Costs	6
1.12 Economic Analysis	7
1.13 Conclusions and Recommendations	7
1.13.1 Geology and Mineral Resources	7
1.13.2 Mining and Reserves	9
1.13.3 Recovery Methods	10
1.13.4 Tailings Management	10
1.13.5 Environmental, Permitting, and Social	10
1.13.6 Costs	12
2 Introduction and Terms of Reference	13
2.1 Terms of Reference and Purpose of the Report	13
2.2 Qualifications of Consultants (SRK)	13
2.3 Details of Inspection	15
2.4 Sources of Information	15
2.5 Effective Date	15
2.6 Units of Measure	15
3 Reliance on Other Experts	16
4 Property Description and Location	17
4.1 Property Location	17
4.2 Mineral Titles	17
4.2.1 Nature and Extent of Issuer’s Interest	20
4.3 Royalties, Agreements and Encumbrances	20
4.3.1 Purchase Agreements	20
4.3.2 Legal Contingencies	21

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4.4 Environmental Liabilities and Permitting	23
4.4.1 Environmental Liabilities	23
4.4.2 Required Permits and Status	23
4.5 Other Significant Factors and Risks	23
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	24
5.1 Topography, Elevation and Vegetation	24
5.2 Accessibility and Transportation to the Property	24
5.3 Climate and Length of Operating Season	24
5.4 Sufficiency of Surface Rights	24
5.5 Infrastructure Availability and Sources	24
5.5.1 Power	24
5.5.2 Water	24
5.5.3 Mining Personnel	25
5.5.4 Potential Tailings Storage Areas	25
5.5.5 Potential Waste Rock Disposal Areas	25
5.5.6 Potential Processing Plant Sites	25
6 History	26
6.1 Prior Ownership and Ownership Changes	26
6.2 Exploration and Development Results of Previous Owners	26
6.3 Historic Mineral Resource and Reserve Estimates	27
6.4 Historic Production	27
7 Geological Setting and Mineralization	29
7.1 Regional Geology	29
7.2 Local Geology	29
7.3 Property Geology	31
7.3.1 Skarn-hosting Sedimentary Rocks	31
7.3.2 Intrusive Rocks	31
7.4 Significant Mineralized Zones	33
8 Deposit Type	35
8.1 Mineral Deposit	35
8.2 Geological Model	35
9 Exploration	36
9.1 Sampling Methods and Sample Quality	37
9.2 Significant Results and Interpretation	38
10 Drilling	39
10.1 Type and Extent	39

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10.2 Procedures	40
10.3 Interpretation and Relevant Results	41
11 Sample Preparation, Analyses, and Security	42
11.1 Security Measures	42
11.2 Sample Preparation for Analysis	42
11.3 Sample Analysis	42
11.4 Quality Assurance/Quality Control Procedures	43
11.4.1 Certified Reference Materials	43
11.4.2 Blanks	48
11.4.3 Duplicates	48
11.4.4 Results	51
11.4.5 Actions	51
11.5 Opinion on Adequacy	52
12 Data Verification	53
12.1 Procedures	53
12.2 Limitations	53
12.3 Opinion on Data Adequacy	53
13 Mineral Processing and Metallurgical Testing	54
13.1 Testing and Procedures	56
13.2 Recovery Estimate Assumptions	56
14 Mineral Resource Estimates	58
14.1 Drillhole and Channel Sample Database	58
14.1.1 Drilling Database	58
14.1.2 Downhole Deviation	59
14.1.3 Missing and Unsampled Intervals	60
14.2 Geological Model	61
14.2.1 Bolivar Area Mineralization	61
14.3 Assay Sample Summary	65
14.3.1 Assay Sample Length	65
14.3.2 Assay Grade Summary	65
14.3.3 Compositing	69
14.3.4 Outlier Analysis and Grade Capping	73
14.4 Density	77
14.5 Variography	79
14.6 Block Model Configuration	81
14.7 Estimation Parameters	81
14.8 Model Validation	84

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14.9 Mineral Resource Classification	89
14.10 Depletion for Mining	90
14.11 Mineral Resource Statement	92
14.12 Mineral Resource Sensitivity	92
14.13 Previous Resource Estimates	93
14.14 Relevant Factors	94

15 Mineral Reserve Estimates	95
15.1 Estimation Methodology	95

15.1.1 Treatment of Inferred Mineral Resources	96
15.2 Modifying Factors	96
15.2.1 Dilution	97
15.2.2 Mining Recovery	98
15.2.3 Net Smelter Return	98

15.2.4 Cut-off Evaluation	101
15.2.5 Mining Block Shapes	102
15.3 Reserve Estimate	102

15.4 Relevant Factors	105
16 Mining Methods	106
16.1 Current Mining Methods	107

16.2 Proposed Mining Methods	109
16.2.1 Room and Pillar Mining	110
16.2.2 Drilling, Blasting, Loading and Hauling	111
16.2.3 Ore and Waste Handling	114
16.3 Mine Method Parameters	114
16.3.1 Geotechnical	114
16.3.2 Pillar Recovery Potential and Mining Method Alternatives	119
16.3.3 Hydrological	123
16.4 Underground Stope Optimization	123
16.5 Mine Production Schedule	130
16.6 Development Profile	131
16.7 Waste Storage	132
16.8 Major Mining Equipment	133
16.9 Ventilation	135
17 Recovery Methods	143
17.1.1 Crushing Stage	143
17.1.2 Grinding Circuit	143
17.1.3 Flotation Circuit	144

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17.1.4 Thickening and Filtration	144
17.1.5 Crushing Stage	144

17.2 Piedras Verdes Concentrator Performance	145
17.2.1 Operational Performance	145
17.2.2 Process Plant, Operating Costs and Consumables	149

17.3 Plant Design and Equipment Characteristics	150
17.4 Processing Plant Capex	151
17.5 Conclusion and Recommendations	152
18 Project Infrastructure	153
18.1 Access and Local Communities	154
18.2 Service Roads	156
18.3 Mine Operations and Support Facilities	156
18.4 New Ore Delivery Tunnel	157
18.5 Process Support Facilities	158
18.6 Energy	160
18.6.1 Propane	160
18.6.2 Power Supply and Distribution	161
18.6.3 Fuel Storage	162
18.7 Water Supply	163
18.7.1 Potable Water	163
18.7.2 Process Water	163
18.8 Site Communications	165
18.9 Site Security	165
18.10 Logistics	165
18.11 Waste Handling and Management	166
18.11.1 Waste Management	166
18.11.2 Waste Rock Storage	166
18.12 Tailings Management	166
18.12.1 Existing Tailings Storage Facility	166
18.12.2 Tailings Facility Expansion	168
19 Market Studies and Contracts	172
20 Environmental Studies, Permitting, and Social or Community Impact	173
20.1 Environmental Studies and Liabilities	173
20.2 Environmental Management	173
20.2.1 Tailings Disposal	173
20.2.2 Geochemistry	174
20.2.3 Emission and Waste Management	174

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20.3 Mexican Environmental Regulatory Framework	175
20.3.1 Mining Law and Regulations	175
20.3.2 General Environmental Laws and Regulations	175
20.3.3 Other Laws and Regulations	178
20.3.4 Expropriations	180
20.3.5 NAFTA	180
20.3.6 International Policy and Guidelines	180
20.3.7 The Permitting Process	181
20.3.8 Required Permits and Status	183
20.3.9 MIA and CUS Authorizations	185
20.4 Social Management Planning and Community Relations	186
20.5 Closure and Reclamation Plan	186
21 Capital and Operating Costs	188
21.1 Capital Costs	188
21.2 Operating Costs	189
22 Economic Analysis	190
23 Adjacent Properties	191
24 Other Relevant Data and Information	192
25 Interpretation and Conclusions	193
25.1 Geology and Mineral Resources	193
25.2 Mineral Reserve Estimate	193
25.3 Metallurgy and Processing	194
25.4 Environmental, Permitting and Social	194
25.5 Economic Analysis	195
26 Recommendations	196
26.1 Recommended Work Programs and Costs	196
26.1.1 Geology and Mineral Resources	196
26.1.2 Mining and Reserves	197
26.1.3 Tailings Management	197
26.1.4 Environmental, Permitting and Social or Community Impact	198
26.1.5 Costs	198
27 References	199
28 Glossary	201
28.1 Mineral Resources	201
28.2 Mineral Reserves	201
28.3 Definition of Terms	202
28.4 Abbreviations	204

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List of Tables

Table 1.1: Consolidated Bolivar Mineral Resource Estimate as of December 31, 2019 – SRK Consulting (Canada), Inc. (1)(2)(3)(4)	3
Table 1.2: Consolidated Bolivar Mineral Reserve Estimate as of December 31, 2019 – SRK Consulting (Canada), Inc. (1)(2)(3)(4)(5)(6)(7)(8)(9)	4
Table 1.3: Capital Cost Summary	6
Table 1.4: Operating Cost Summary	7
Table 1.5: Bolivar 2019 Operating Costs	7
Table 2.1: Site Visit Participants	15
Table 4.1: Concessions for the Bolivar Mine	18
Table 6.1: Ownership History and Acquisition Dates for Claims at the Bolivar Property	26
Table 6.2: 2011 to 2019 Bolivar Production	28
Table 10.1: Summary of drilling by Dia Bras on the Bolivar property, 2003 to 2019	39
Table 11.1: 2015 to 2017 CRM Expected Means and Tolerances	44
Table 11.2: 2018-2019 CRM Expected Means and Tolerances	44
Table 14.1: Bolivar Drilling History	58
Table 14.2: Drilling Types	59
Table 14.3: Sample Assay Descriptive Statistics – All Drilling (length weighted)	59
Table 14.4: Drill Hole Down-hole Survey Details	60
Table 14.5: Bolivar Mineralization Domains and Codes	63
Table 14.6: Summary Statistics for Cu (%)	66
Table 14.7: Summary Statistics for Ag (gpt)	67
Table 14.8: Summary Statistics for Au (gpt)	68
Table 14.9: Composited Assay Summary Statistics for Cu (%)	70
Table 14.10: Composited Assay Summary Statistics for Ag (gpt)	71
Table 14.11: Composited Assay Summary Statistics for Au (gpt)	72
Table 14.12: Capped Composite Summary Statistics for Cu (%)	74
Table 14.13: Capped Composite Summary Statistics for Ag (gpt)	75
Table 14.14: Capped Composite Summary Statistics for Au (gpt)	76
Table 14.15: Assigned Average Density Values for Mineralized Domains	78
Table 14.16: Variogram Parameters for Copper	80
Table 14.17: Variogram Parameters for Silver	80

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Table 14.18: Variogram Parameters for Gold	80
Table 14.19: Block Model Configuration Parameters	81
Table 14.20: Search Ellipse Orientation Parameters	83
Table 14.21: Summary of Estimation Parameters	83
Table 14.22: Consolidated Bolivar Mineral Resource Statement as of December 31, 2019(1)(2)(3)(4)	92
Table 14.23: Consolidated Bolivar Mineral Resource Estimate as of October 31, 2017–	93
Table 15.1: Total Dilution by Orebody	97
Table 15.2: Unit Value Metal Price Assumptions	99
Table 15.3: Metallurgical Recoveries	99
Table 15.4: NSR Calculation Parameters	100
Table 15.5: Operating Costs based on 2020 Budget (Room and Pillar mining @ 5,000 tpd)	101
Table 15.6: Economic and Marginal Cut-offs by Mining Method	101
Table 15.7: Consolidated Bolivar Mineral Reserve Estimate as of December 31, 2019 – SRK Consulting (Canada) Inc. (1)(2)(3)(4)(5)(6)(7)(8)(9)	103
Table 15.8: Detailed Bolivar Mineral Reserve Estimate by Zone as of December 31, 2019 – SRK Consulting (Canada) Inc. (1)(2)(3)(4)(5)(6)(7)(8)(9)	104
Table 16.1: Typical Orebody Dip Values	110
Table 16.2: Rock Mass Characteristics of El Gallo Inferior, Chimenea 1 and Chimenea 2	116
Table 16.3: Lunder & Pakalnis Pillar Assessment	117
Table 16.4: Lunder & Pakalnis Pillar Assessment	118
Table 16.5: Stope Optimization Parameters for Room & Pillar Mining Method	124
Table 16.6: Bolivar LoM Production Plan	131
Table 16.7: Development Plan per Type of Infrastructure	132
Table 16.8: Current List of Major Underground Mining Equipment at Bolivar	133
Table 16.9: Planned Underground Mining Equipment	134
Table 16.10: Auxiliary Mining Equipment	135
Table 16.11: Ventilation Requirements for Equipment and Personnel	136
Table 16.12: Ventilation Requirements by Mining Area	138
Table 17.1: Piedras Verdes Performance - 18-month Period July 2018 to December 2019	145
Table 17.2: Piedras Verdes’ Performance Comparison – Q4 2018 and Q4 2019	146
Table 17.3: Piedras Verdes Mill’s Major Process Equipment	151
Table 18.1: Tunnel Dimensions and Lengths	158

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Table 18.2: Propane Tank Location and Capacities	161
Table 18.3: Fuel Tank Storage and Capacity Summary	162
Table 18.4: Site Water Use (January to December 2018)	164
Table 18.5: Site Water Use (January to December 2019)	164
Table 19.1: Metal Prices	172
Table 20.1: Permit and Authorization Requirements for the Bolivar Mine	184
Table 20.2: Bolivar Project Concessions	185
Table 20.3: Bolivar Mine - Estimated Cost of Reclamation and Closure of the Mine	187
Table 21.1: Capital Cost Summary 2020-2025 (US$)	189
Table 21.2: Modeled Operating Cost Summary	189
Table 21.3: Bolivar 2019 Operating Costs	189
Table 26.1: Summary of Costs for Recommended Work	198
Table 28.1: Definition of Terms	203
Table 28.2: Abbreviations	204

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List of Figures

Figure 4.1: Map Showing the Location of the Bolivar Property in Chihuahua, Mexico	17
Figure 4.2: Land Tenure Map showing Bolivar Concessions	19
Figure 4.3: Map of the Bolivar Property	20
Figure 7.1: Regional Geology Map showing the Locations of Various Mines in the Sierra Madre Occidental Precious Metals Belt	29
Figure 7.2: Local Geology Map showing the Location of the Bolivar Property	30
Figure 7.3: Stratigraphic Column of the Bolivar Property	32
Figure 7.4: Geologic Map of the Bolivar Property	33
Figure 7.5: Mineralized Andradite Garnet Skarn – El Gallo Area Core Sample	34
Figure 10.1: Location Map of Drill hole Collars (green) and Traces (grey)	40
Figure 11.1: CRM Performance for MCL-01, MCL-02 and PLSUL-03 for Cu	45
Figure 11.2: CRM Performance for SKRN-05, OXHYO-03 and STRT-01 for Cu	46
Figure 11.3: CRM Performance for MCL-03, PLSUL-08 and PLSUL-11 for Cu	47
Figure 11.4: Fine Blank Performance – Cu	48
Figure 11.5: Duplicate Sample Analysis for Cu (2018 and 2019 campaigns)	49
Figure 11.6: Duplicate Sample Analysis for Ag (2018 and 2019 campaigns)	50
Figure 11.7: Duplicate Sample Analysis for Au (2018 and 2019 campaigns)	51
Figure 13.1: The Piedras Verdes Processing Plant’s Flotation Area	54
Figure 13.2: Piedras Verdes Flowsheet	55
Figure 13.3: Piedras Verdes Monthly Average Performance in 2019	57
Figure 13.4: Monthly Cu Head Grade vs. Cu Recovery - 2019	57
Figure 14.1: December 2019 Mineralization Model for Bolivar.	62
Figure 14.2: 3D View of Piedras Verde Granodiorite Relative to Mineralization Zones	64
Figure 14.3: Assay Sample Interval Summary Statistics	65
Figure 14.4: Scatter Plots of Density (t/m3) Relative to Cu (%), Fe(%) and Combined Cu+Fe+Zn (%) Mineralization	79
Figure 14.5: 2020 Bolivar MRE Block Models	81
Figure 14.6: Swathplot of Cu (%) Grade for the EGI Domain	85
Figure 14.7: Swathplot of Ag (gpt) Grade for the EGI Domain	86

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Figure 14.8: Comparison of Average Copper (%) Grade Between Block Model Estimate and Declustered Nearest Neighbour Model For Each Mineralized Domain (Note: Grey Bars Represent Volume of Individual Domains)	87
Figure 14.9: Comparison of Average Silver (gpt) Grade Between Block Model Estimate and Declustered Nearest Neighbour Model For Each Mineralized Domain (Note: Grey Bars Represent Volume of Individual Domains)	87
Figure 14.10: EGI Domain Cross-section Comparison of Estimated Block Copper Grades Relative to Drill Hole Assay Composites	88
Figure 14.11: BNW4 Domain Cross-section Comparison of Estimated Block Copper Grades Relative to Drill Hole Assay Composites	88
Figure 14.12: Areas of Mine Production as of December 31, 2019	91
Figure 14.13: Grade-Tonnage Curve for Indicated and Inferred Mineral Resources	93
Figure 16.1: Bolivar Overview – Plan View	106
Figure 16.2: Overview of Bolivar Reserves Mine Design – Plan View	107
Figure 16.3: Plan View of Bolivar Orebody Location and Mined Out Areas	108
Figure 16.4: Isometric View of El Gallo Inferior, Chimenea 1 and Chimenea 2	108
Figure 16.5: Isometric View of Bolivar W, Bolivar NW and Mined-out Areas	109
Figure 16.6: Typical Section Showing Room and Pillar Mining	111
Figure 16.7: Typical 4 m x 4 m Blast Pattern 1	112
Figure 16.8: Typical 4 m x 4 m Blast Pattern 2	113
Figure 16.9: Drill Jumbo Drilling a Pattern in an El Gallo Inferior Production Stope	113
Figure 16.10: Example level plan (‘Reb. 740 Central Este’) showing geomechanical characteristics	115
Figure 16.11: Example of Slender Pillar	120
Figure 16.12: Proposed Pillar Recovery Program Scheme	123
Figure 16.13: MSO Base Design for Room and Pillar	124
Figure 16.14: Level Design in Bolivar Northwest	125
Figure 16.15: Plan View of El Gallo Inferior and Chimenea Reserve Blocks and Development - View below elevation 1780	126
Figure 16.16: Isometric view of El Gallo Inferior and Chimenea Reserve Blocks and Development	126
Figure 16.17: Plan View of Bolivar West Reserve Blocks and Development	127
Figure 16.18: Rotated View of Bolivar West Reserve Blocks and Development	128
Figure 16.19: Plan View of Bolivar Northwest Reserve Blocks and Development	129
Figure 16.20: Rotated View of Bolivar Northwest Reserve Blocks and Development	130
Figure 16.21: Dia Bras Ventilation Model for Existing Workings	136

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Figure 16.22: Bolivar West Ventilation Raise Location	139
Figure 16.23: Bolivar Northwest Ventilation Raise Location	140
Figure 16.24: El Gallo Inferior Ventilation Raise Location	141
Figure 16.25: Bolivar W/Bolivar NW/El Gallo Inferior Key Ventilation Development Layout	142
Figure 17.1: Piedras Verdes Mill – Block Flow Diagram	143
Figure 17.2: Piedras Verdes, Ore Throughput and Copper Head Grade	147
Figure 17.3: Piedras Verdes, Mill Feed Head Grade	147
Figure 17.4: Piedras Verdes, Copper Concentrate and Metal Recoveries	148
Figure 17.5: Piedras Verdes, Copper Concentrate Operating Cost	149
Figure 17.6: Piedras Verdes, Operating Cost Breakdown	150
Figure 18.1: Bolivar General Facilities Location	153
Figure 18.2: Bolivar Camp – Accommodation Units	154
Figure 18.3: Bolivar Camp - Plan Layout	155
Figure 18.4: Bolivar Maintenance Shop	156
Figure 18.5: Isometric View of New Ore Delivery Tunnel	157
Figure 18.6: Aerial View of the Piedras Verdes Processing Plant	158
Figure 18.7: Inside the Piedras Verdes Processing Plant	159
Figure 18.8: Piedras Verdes Tailings Storage Facility - Looking South	160
Figure 18.9: Monthly Power Consumption	162
Figure 18.10: Piedras Verdes Water Reservoir	163
Figure 18.11: Concentrate Trucking Route	165
Figure 18.12: Active Tailings Area Location	166
Figure 18.13: TSF Operational Area	167
Figure 18.14: Active Tailings Area	168
Figure 18.15: Current TSF - Isometric View of Flopac Ingenieria Study Area	169
Figure 18.16: Isometric View of the New TSF	170
Figure 18.17: Plan View of the Current TSF and New TSF Locations	171
Figure 20.1: Construction and Start-up Authorization for Industrial Facilities	182

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1	Executive Summary

The purpose of this Technical Report (Technical Report) is to present an update on Resources and Reserves for Sierra Metals, Inc. (Sierra Metals or the Company) by SRK Consulting (Canada), Inc. (SRK) on the Bolivar Mine, Mexico (Bolivar or the Project). Bolivar is an operating mine that has been in commercial production since late 2011. This report was prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

This report provides Mineral Resource and Mineral Reserve estimates, and a classification of resources and reserves prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014 (CIM).

1.1	Property Description and Ownership

The Bolivar property is owned by Sierra Metals, formerly known as Dia Bras Exploration, Inc., through subsidiary companies Dia Bras Mexicana S.A. de C.V. and EXMIN S.A. de C.V. (collectively Dia Bras). The property consists of 14 mineral concessions (approximately 6,800 ha) in the northern Mexican state of Chihuahua. The property is in the Piedras Verdes mining district, 400 km south by road from the city of Chihuahua (population 4.8 million as of 2010) and roughly 10 km southwest of the town of Urique (population 1,102 as of 2010). The property includes the Bolivar Mine, a historic Cu-Zn skarn deposit that has been actively mined by Dia Bras since November 2011, as well as the Piedras Verdes processing plant, which is situated approximately 5 km by road from the mine.

1.2	Geology and Mineralization

The Bolivar deposit is a Cu-Zn skarn and is one of many precious and base metal deposits of the Sierra Madre belt, which trends north-northwest across the states of Chihuahua, Durango and Sonora in northwestern Mexico (Meinert, 2007). The deposit is located within the Guerrero composite terrane, which makes up the bulk of western Mexico and is one of the largest accreted terranes in the North American Cordillera. The Guerrero terrane, proposed to have accreted to the margin of nuclear Mexico in the Late Cretaceous, consists of submarine and lesser subaerial volcanic and sedimentary sequences ranging from Upper Jurassic to middle Upper Cretaceous in age. These sequences rest unconformably on deformed and partially metamorphosed early Mesozoic oceanic sequences.

The Piedras Verdes district is made up of Cretaceous andesitic to basaltic flows and tuffs intercalated with greywacke, limestone, and shale beds. Cu-Zn skarn mineralization is in carbonate rocks adjacent to the Piedras Verde granodiorite. Mineralization exhibits strong stratigraphic control and two stratigraphic horizons host the bulk of the mineralization: an upper calcic horizon, which predominantly hosts Zn-rich mineralization, and a lower dolomitic horizon, which predominantly hosts Cu-rich mineralization. In both cases, the highest grades are developed where structures and associated breccia zones cross these favorable horizons near skarn-marble contacts.

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1.3	Status of Exploration, Development and Operations

The Bolivar Mine is currently an operational project. During 2019, the Piedras Verdes processing plant consistently produced copper concentrate of commercial quality with copper grade ranging between 21.7% Cu to 28% Cu, silver content in concentrate ranging from 392 g/t to 677 g/t, and gold content in concentrate ranging from 3.2 g/t to 7.9 g/t. Metal recovery for copper, silver, and gold averaged monthly 82.9%, 78.3% and 62.3%, respectively. The mined material is transported 5 km to the (t/d) Piedras Verdes Mill which currently operates at 3,500 tonnes of ore per day.

1.4	Mineral Processing and Metallurgical Testing

Various development and test mining have occurred at the Bolivar Mine under Dia Bras ownership since 2005. Prior to late 2011, no processing facilities were available on site, and the ore was trucked to the Cusi Mine’s Malpaso mill located 270 km by road. Bolivar’s Piedras Verdes processing facilities started operating in November 2011 at 1,000 t/d of nominal throughput. The ore processing capacity was expanded to 2,000 t/d in mid-2013. The mill has been upgraded since and the current nominal throughput capacity is 3,500 t/d although the mine has exceeded this throughput on many occasions and has achieved as much as 5,000 tpd.

1.5	Mineral Resource Estimate

The Mineral Resource Estimate (MRE) has been prepared by Cliff Revering, PEng, of SRK (Canada), and Glen Cole, PGeo, of SRK (Canada) has reviewed the mineral resource estimation process. Findlay Craig and Ron Uken of SRK (Canada) developed the geological and mineralization domain interpretation used within this MRE, and SRK has relied on the general geological knowledge and interpretation of the Bolivar area provided by Sierra Metals to guide the model development for this MRE. The models were developed using Leapfrog Geo™ and MAPTEK® Vulcan software.

An initial mineralization model for the Bolivar deposit was provided by Sierra Metals in September 2019. This was subsequently revised by SRK to incorporate additional exploration drilling conducted in Q4 2019, as well as to incorporate revisions to the geological model and the cut-off grade used to define the extents of the mineralization. The revised mineralization model developed to support the 2019 year-end mineral resource estimate is comprised of four main areas of mineralization and thirty distinct zones of mineralization defined by drill hole data.

Block estimation of copper, silver and gold was conducted using both Ordinary Kriging and Inverse Distance (ID2). Ordinary Kriging was used for domains which contained sufficient sample density to develop variogram models. All other domain block grades were estimated using ID2. The technique of locally varying anisotropy (LVA) was used to locally adjust search orientations to better align with mineralized contacts in areas with significant undulating geometry. Mineralized domain contacts were used as hard boundaries during the estimation process and grade capping was implemented to mitigate the effect of high-grade outliers where required. Global density values were assigned to mineralized domains based on available density samples obtained from drill hole sample analysis.

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The mineral resource model has been estimated and classified in conformity with generally accepted CIM guidelines. SRK is of the opinion that the MRE is suitable for public reporting and is a fair representation of the mineralization and contained metal for the Bolivar Mine.

The December 31, 2019, consolidated Mineral Resource statement for the Bolivar Mine area is presented in Table 1.1. These resources are stated in undeveloped areas of the deposit as well as within areas of active mining accounting for mine depletion to the end of 2019.

Table 1.1: Consolidated Bolivar Mineral Resource Estimate as of December 31, 2019 – SRK Consulting (Canada), Inc. (1)(2)(3)(4)

Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (M oz)	Au (k oz)	Cu (t)
Indicated	19.4	15.1	0.21	0.77	9.4	127.8	149,116
Inferred	21.4	14.2	0.21	0.78	9.8	145.6	167,077

Source: SRK, 2020

(1)	Mineral resources are reported inclusive of mineral reserves.

(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(3)	All figures are rounded to reflect the relative accuracy of the estimates.

(4)	Mineral resources are reported at a value per tonne cut-off of US$24.25/t using the following metal prices and recoveries; Cu at US$3.08/t and 88% recovery; Ag at US$17.82/oz and 78.6% recovery, Au at US$1,354/oz and 62.9% recovery.

1.6	Mineral Reserve Estimate

The Mineral Reserve Statement presented herein is classified according to CIM definitions and in accordance with NI 43-101. The reference point at which the Mineral Reserve is identified is where the ore is delivered to the processing plant referred to as mill feed.

The procedures and methods supporting the Bolivar mineral reserve estimation have been developed by SRK in conjunction with Dia Bras mine planning personnel who have provided necessary supporting data. The reserve estimation is based on stope designs using the geology block models and Deswik™ software and its implementation of Mineable Stope Optimized (Deswik.SO or DSO), and Enhanced Production Scheduler (Deswik.Sched).

Mineral reserves do not include material from previously mined out areas. Historical mining in the El Gallo Superior orebody and areas of El Gallo Inferior are considered mined out. Mineralized material remaining in the pillars of the historical mining areas has not been included in the reserve estimation.

The Bolivar Mineral Reserve Estimate is comprised of the Probable material in the El Gallo Inferior (EGI), Chimenea 1, Chimenea 2, Skarn, Bolivar Northwest, and Bolivar West orebodies. The consolidated Mineral Reserve Statement for the Bolivar Mine is presented in Table 1.2 with an effective date of December 31, 2019.

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Table 1.2: Consolidated Bolivar Mineral Reserve Estimate as of December 31, 2019 – SRK Consulting (Canada), Inc. (1)(2)(3)(4)(5)(6)(7)(8)(9)

		Mineral Reserves					Contained Metal
Mine	Classification	Tonnes (Mt)	Ag (g/t)	Cu	Au	CuEq	Ag	Cu	Au	CuEq
				(%)	(g/t)	(%)	(M oz)	(M lb)	(K oz)	(M lb)
Bolivar	Proven	-	-	-	-	-	-	-	-	-
	Probable	7.2	13.2	0.68	0.22	0.86	3	108.3	51.6	136.4
Total Proven and Probable		7.2	13.2	0.68	0.22	0.86	3	108.3	51.6	136.4

Source: SRK, 2020

(1)	Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2)	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

(3)	The consolidated Bolivar Reserve Estimate is comprised of Proven and Probable Material Reserves in the EGI, Skarn, Bolivar West and Bolivar North West mining areas.
(4)	Ore reserves are reported at unit value cut-offs based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered for the calculation of metal value are: US$3.08/lb Cu, US$17.82/oz Ag, and US$1,354/oz Au.

** Metallurgical recovery assumptions are based on projected mill recoveries resulting from ongoing mill upgrades, 88.0% Cu, 78.7% Ag, and 62.43% Au.

(5)	The mining costs are based on projected costs for mining at 5,000 tpd using Room and Pillar mining methods.
(6)	The economic cut-off values used is US$25.81 per tonne milled, with marginal cut-off value of US$22.44 per tonne milled.
(7)	A 10% external dilution has been included with zero grade for room and pillar mining.
(8)	Mining recovery for room and pillar mining is estimate at 98%.
(9)	CuEq figures do not include Cu recovery but include Ag and Au recoveries.

The Copper equivalent equation used is:

CuEq = ((Grade Ag*Price Ag*Recovery Ag) + (Grade Cu*Price Cu) + (Grade Au*Price Au*Recovery Au)) / (Price Cu)

Where the Ag and Au grades are in troy oz/t and Cu grade is in %.

1.7	Mining Methods

Bolivar is a producing operation. The primary mining method at Bolivar is underground room and pillar mining. Previous mining at Bolivar has sometimes used lower cost and more productive longhole stope mining in areas where the ore bodies have a steeper dip angle, and the mine plans to undertake a geotechnical assessment program in 2020/2021 to expand the use of longhole mining.

Current ore production is from the El Gallo Inferior, Chimenea 1 and 2, and the Bolivar West orebodies. Future production will include ore from Bolivar Northwest (NW). Bolivar NW reserves are further broken down into Bolivar NW 1, NW 2, NW 4, NW 6, NW 7, and NW Z2.

Development waste rock is primarily stored underground in historic mine openings. Ore is hauled to the surface using one of several adits or declines accessing the orebodies and dumped onto small surface storage pads outside the portals. The ore is then loaded into rigid-frame, over-the-road trucks and hauled on a gravel road approximately 5 km south to the Piedras Verdes mill. As explained in more detail in Section 18, the mine is constructing an underground tunnel that will enable ore to be delivered via underground truck transport to a portal adjacent to the mill. This development will eliminate the impact of bad weather on the current surface truck haulage system, and will provide a lower cost and more reliable method of delivering ore to the plant.

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Mine production at Bolivar is currently an average of 3,500 t/d but frequently surpasses 4,000 tpd and has achieved rates of 5,000 tpd in early 2020. A copper concentrate is produced containing payable copper, silver, and minor amounts of gold.

1.8	Recovery Methods

Dia Bras operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening and filtration of the final concentrate. Flotation tails are disposed of in a conventional tailings facility and future tailings (mid-2020) will be deposited as dry stack tailings. Run of mine ore feed in 2019 totaled 1,269,697 t, equivalent to an average of 105,000 tonnes per month (t/m), or 3,500 t/d.

During 2019, production of copper concentrate has consistently ranged between approximately 2,370 and 3,850 t/m, equivalent to roughly a 2.9% mass pull. The monthly average concentrate has consistently reached commercial quality with copper averaging at 24.1% and credit metals averaging 531.6 g/t silver and 5.57 g/t gold in 2019. Metal recovery for copper, silver, and gold averaged monthly 82.9%, 78.3% and 62.3%, respectively.

1.9	Project Infrastructure

The Project has fully developed infrastructure including access roads, a man-camp capable of supporting 329 persons that includes a cafeteria, laundry facilities, maintenance facilities for the underground and surface mobile equipment, electrical shop, guard house, fuel storage, laboratories, warehousing, storage yards, administrative offices, plant offices, truck scales, explosives storage, processing plant and associated facilities, tailings storage facility (TSF), and water storage reservoir and water tanks.

The site has fully developed and functioning electric power from the Mexican power grid, backup diesel generators and heating from site propane tanks.

The Project has developed waste handling and storage facilities. The site has minimal waste rock requirements but does have a small permitted area to dispose of waste rock. The tailings management plan at the Bolivar Mine includes placement of tails in several locations in and around the TSF that has been in operation since late 2011. The existing TSF has five locations to store tailings (TSF1 through TSF5).

A new dry-stack TSF (herein referred to as “New TSF”) to be located just to the west of the existing facility and has an expected life through 2025. The site is also installing an additional thickener and filter presses to allow additional water recovery. Thickened tails (60% solids) are being placed currently. After the filter presses are constructed, dry-stack tailings will be placed in the TSF starting in mid-2020.

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A trade-off study should be completed to determine the potential for underground storage of tailings. Storing some of the tailings underground would increase the life of the TSF, and also potentially permit the removal of ore pillars that are currently unrecoverable.

The overall Project infrastructure already exists, is functioning and is adequate for the purpose of the planned mining and milling.

1.10	Environmental Studies and Permitting

Dia Bras intends to build additional tailings capacity concurrent with mine operations, and the permitting associated with the TSF expansion has been completed.

Geochemical characterization results for 2014 and 2015, provided to SRK, indicate low metals leaching potential and either uncertain or non-acid generating potential. The 2016 ABA results (NP = 52.5 kg CaCO3/ton; AP = 141 kg CaCO3/ton), however, suggest that some of the more recent material may be potentially acid generating: NP/AP = 0.372. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the project.

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained. SRK has not conducted an investigation as to the current status of all the required permits. At this time, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites.

In February 2017, Treviño Asociados Consultores presented to Dia Bras, S.A. de C.V. a work breakdown of the anticipated tasks for closure and reclamation of the Bolivar Mine. The closure costs were estimated to be MX$9,259,318 (~US$475,324 based on the exchange rate at February 2020). SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate, but, based on projects of similar nature and size within Mexico, the estimate appears low in comparison.

1.11	Capital and Operating Costs

Using an average mining and processing rate of 5,000 t/d, the Bolivar reserves support the project until Q4 2024. The yearly capital expenditure by area is summarized in Table 1.3.

Table 1.3: Capital Cost Summary

Description	Sustaining (US$000’s)	Life of Mine (US$000’s)
Sustaining Capital Development	$4,683	$17,015
Sustaining Capital Ventilation	$800	$1,700
Sustaining Capital Equipment	$1,130	$9,067
Sustaining Capital Infill Drilling - Exploration	$533	$2,550
Sustaining Capital Concentrator	$1,279	$4,500
Sustaining Capital Tailings Dam	$1,605	$2,980
Sustaining Capital Closure	$500	$4,500
Total Capital	$10,530	$42,312

Source: Sierra Metals, 2020

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The basis of the operating cost estimate is based on site specific data. Sierra Metals provided SRK with cost information.

Table 1.4 provides a summary of total operating costs and unit operating costs.

Table 1.4: Operating Cost Summary

Description	Life of Mine (US$000’s)	Life of Mine (US$/t ore)	Life of Mine (US$/Cu lb)
Underground Mining	224,337	13.61	0.74
Process	130,002	7.89	0.43
G&A	27,127	1.65	0.09
Total Operating	381,466	23.15	1.26

Source: Sierra Metals, 2020

Table 1.5: Bolivar 2019 Operating Costs

Period (January to December 2019)	Cost (US$/t)
Mine	19.75
Plant	9.77
G&A	2.03
Total	$31.55

Source: Sierra Metals, 2020

1.12	Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Economic Analysis on properties currently in production if the technical report does not include a material expansion of current production. Sierra Metals is a producing issuer, and the Bolivar Mine is currently in production. In addition, no material expansion of current production is planned. Increases in the mine’s production rate are being achieved through better operational controls to take advantage of existing under-utilized mining and milling capacity, rather than by making capital investments in new equipment. Sierra Metals has performed an economic analysis of the Bolivar Mine’s life-of-mine plan using the estimates presented in this report and confirms that the outcome is positive cash flow that supports the statement of Mineral Reserves.

1.13	Conclusions and Recommendations

1.13.1	Geology and Mineral Resources

SRK is of the opinion that the MRE has been conducted in a manner consistent with industry standards and that the data and information supporting the stated mineral resources is sufficient for declaration of Indicated and Inferred classifications of resources. SRK has not classified any of the resources in the Measured category due to some uncertainties regarding the data supporting the MRE.

General deficiencies related to the Geology and Mineral Resources of Bolivar include:

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•	No historic QA/QC program prior to 2016, this has been addressed by a limited resampling campaign of historical drill core and a more recent QA/QC program that was implemented in 2016. Continuation of the current QA/QC program will be required in order to achieve Measured resources which generally are supported by high resolution drilling and sampling data that feature consistently implemented and monitored QA/QC.

•	There is limited to no downhole deviation surveys in the historic drilling. Observations from the survey data which has been done to date show significant deviations from planned orientations as well as local downhole deviations that influence the exact position of mineralized intervals.

•	There is currently insufficient density sampling and analysis to adequately define this characteristic for the different lithological units and mineralization types in the various areas of the project. Correlation of density to mineralization characteristics is important for this type of deposit and therefore additional density sampling and analysis will be required for all future drilling.

•	There is inadequate detailed structural geology data collection from drill core to support interpretation of local mineralization controls and geotechnical characteristics.

•	A significant portion of the current sample database is missing gold analysis and therefore the current mineral resources and reserves may not accurately reflect the true value of Bolivar mineralization locally.

•	Bolivar currently does not have an adequate production reconciliation system to allow for robust comparison of mill production to mine forecasts.

SRK recommends the following action items for Bolivar:

•	Complete downhole surveys for all future exploration and delineation drill holes using a non-magnetic down-hole survey instrument

•	Continue to improve upon the current sample assay QA/QC program and monitor progress of the program over time to identify trends in the preparation and analytical phases of sample analysis.

•	Complement the QA/QC protocol using additional controls including coarse blanks, twin samples, fine and coarse duplicates and a second lab control using a certified laboratory to control de different phases of the preparation and chemical analysis process.

•	Document the failures in the quality control protocol and the correction measurements taken.

•	Implement a consistent density testing program including the representative selection of drill core from the different lithological units and mineralization types for the various areas of Bolivar and La Sidra. Multiple density samples should be collected from every drill hole so that local density fluctuations can be assessed.

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•	Density samples should be submitted for geochemical analysis to allow for correlation of density to mineralization type and extent.

•	Density check samples (approximately 5 to 10% of total) should be submitted to a third-party independent laboratory such as ALS Minerals for testing using ASTM standards as part of the QA/QC program. These samples should also be analyzed using the current methods employed by Día Bras and reviewed to ensure that the mine site analytical performance is reasonable.

•	Drill core samples previously not analyzed for gold content should be re-analyzed for gold content. Current mineral resources and reserves may not reflect the true value of the mineralization and metal content due to missing gold analysis. All future drill core samples should be analyzed for the full suite of geochemical analysis.

•	Delineation and infill drilling are recommended in areas of Inferred mineral resources to facilitate upgrading to higher resource categories (i.e. Indicated or Measured mineral resource) to support life-of-mine planning activities. A drill hole spacing study should be completed to provide guidance on drill hole density requirements within Bolivar.

•	Detailed structural geology data collection (i.e. oriented drill core) should be implemented for all future drill holes to allow for more detailed analysis of mineralization controls and geotechnical assessments to support mine design.

•	Continue to develop a site wide litho-structural model to support exploration, mineral resource delineation and mine design activities.

•	Bolivar mine must implement a production reconciliation system to allow for proper reconciliation of mill production to mine forecasts. This should include the development of a dynamic grade control model to support short and long-term mine planning activities.

1.13.2	Mining and Reserves

The Bolivar Mine is a producing operation. Recent production data was used as a primary source of information to validate or derive, as necessary, the relevant modifying factors used to convert Mineral Resources into Mineral Reserves. SRK is of the opinion that the Mineral Reserve Estimate has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated mineral reserves is sufficient for declaration of Probable classifications of reserves.

The mineral reserve provides an estimated mine life of five years at an average production of approximately 5,000 t/d ore, ending in Q4 2024.

SRK has the following recommendations regarding mining and reserves at Bolivar:

•	Maintain and annually update the 3D LoM design and schedule.

•	Regularly perform 3D mine surveys and use the data to regularly perform stope-by-stope planned to actual reconciliations, for both grade and tonnage mined, and to continually validate the mining recovery and dilution assumptions.

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•	Maintain an accurate record of what has been mined (as-builts).

•	Generate a waste handling and underground storage plan, including validating the assumptions made for swell factor for blast material and re-handled material, as well as the storage fill factor.

•	Develop and implement a whole-of-mine ventilation plan in order to implement and maintain a forced ventilation system over the life of the mine.

•	Perform geotechnical analysis, particularly in the new zones of Bolivar Northwest and Bolivar West, with a view towards increasing the use of longhole mining methods.

•	Perform a mining methods trade-off study to identify opportunities to increase the production rate and mining recovery through review and optimization of mine design dimensions, ore and waste handling, and other mine design criteria.

•	Develop and maintain an estimate of the tonnes and grade remaining in pillars. This study will require improving confidence in the accuracy of the mined-out survey models, and development of a channel samples database for reserve estimation.

•	Establish a plan for the safe extraction of pillars. This study may also include the analysis of utilizing tailings or waste material as backfill in the mine.

•	The planning of infill drilling and mine planning should emphasize the conversion of resources into reserves inventory especially for the mid- and long-range planning horizons.

1.13.3	Recovery Methods

There is a high level of month-to-month variability for both tonnes and head grade input to processing. Better integration between geology, mine planning and processing can significantly reduce this variability. Additional work is also needed in the processing facilities to stabilize the operation. Improvements include the implementation of a preventive maintenance program and training programs to improve operators’ skill, with the ultimate objective of improving metal recovery and lower operating cost, while maintaining or improving concentrate quality.

1.13.4	Tailings Management

As part of the overall tailings management plan, Bolivar is moving to filtered tailings (also known as dry stack tailings). Expansion in the immediate area of the currently operating facility will occur as the site was first moved to thickened tailings in mid-2017 and will move to filtered tailings in mid-2020. An analysis of utilizing tailings as backfill in the mine should be carried out, and a trade-off study should be completed to determine if the size of the New TSF can be reduced.

1.13.5	Environmental, Permitting, and Social

It does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of mineral resources or reserves.

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Ongoing management of dust on surface roadways between the mine and the plant location should be actively performed to protect Dia Bras’ social license and avoid regulatory compliance violations.

More recent geochemical characterization data suggest that some of the material from the underground mine may be potentially acid generating. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the project.

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained based on information provided by Dia Bras. Currently, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites.

SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate, but, based on projects of similar nature and size within Mexico, the estimate appears low in comparison.

SRK has the following recommendations regarding environment, permitting, and social or community impact at Bolivar:

•	The issue of surface road fugitive dust emissions should be addressed as soon as possible to avoid jeopardizing the mine’s social license and incurring compliance violation from the regulatory authorities.

•	SRK recommends that Día Bras contract an independent, outside review of the closure cost estimate, with an emphasis on benchmarking against other projects in northern Mexico. This may require and site investigation and the preparation of a more comprehensive and detailed closure and reclamation plan before a closure specialist evaluates the overall closure approach and costs.

•	Based on the 2016 geochemical characterization data, a more robust and comprehensive program for the tailings should be undertaken with an emphasis on closure of the existing facilities in such a manner as to not pose a risk to local groundwater resources.

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1.13.6	Costs

Table 1.6 lists the estimated cost for the recommended work.

Table 1.6: Summary of Costs for Recommended Work

Category	Work	Cost US$
Geology and Resources	Drilling*	1,627,500
Mining and Reserves	Mine ventilation survey and whole-of-mine plan	100,000
Mining and Reserves	Geotechnical analysis in Bolivar West and Bolivar Northwest	50,000
Mining and Reserves	Pillar extraction study (includes review of UG tailings storage)	150,000
Environmental & Social	Closure cost estimate and benchmarking exercise	50,000
Environmental & Social	Development of tailings closure plan	25,000
Total		$2,002,500

Source: SRK, 2020

Note: Drilling costs assume ~15,500 meters @ US$105/m drilling costs. Scope of drilling is difficult to assess without understanding the density of drilling required to support mineral resource delineation.

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2	Introduction and Terms of Reference

2.1	Terms of Reference and Purpose of the Report

The purpose of this Technical Report (Technical Report) is to present an update on Resources and Reserves for Sierra Metals, Inc. (Sierra Metals or the Company) by SRK Consulting (Canada) Inc. (SRK) on the Bolivar Mine, Mexico (Bolivar or the Project). Bolivar is an operating mine that has been in commercial production since late 2011. This report was prepared in accordance with National Instrument 43-101 (NI 43-101).

The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in SRK’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Sierra Metals subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Sierra Metals to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to NI 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Sierra Metals. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

This report provides Mineral Resource and Mineral Reserve estimates, and a classification of resources and reserves prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014 (CIM).

2.2	Qualifications of Consultants (SRK)

The Consultants preparing this technical report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, underground mining, geotechnical, environmental, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

None of the Consultants or any associates employed in the preparation of this report has any beneficial interest in Sierra Metals or its subsidiaries. The Consultants are not insiders, associates, or affiliates of Sierra Metals or its subsidiaries. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between Sierra Metals and the Consultants. The Consultants are being paid a fee for their work in accordance with normal professional consulting practice.

The following individuals, by virtue of their education, experience and professional association, are considered Qualified Persons (QP) as defined in the NI 43-101 standard, for this report, and are members in good standing of appropriate professional institutions. QP certificates of authors are provided in Appendix A. The QPs are responsible for specific sections as follows:

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•	Cliff Revering, P. Eng., SRK Principal Consultant (Resource Geology), is the QP responsible for Sections 7 through 12, Section 14, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining), is the QP responsible for mining, mining reserves, infrastructure, market studies, capital and operating costs, and economics, Sections 2 through 6, 15, 16 (except 16.3.1, 16.3.3), 18, 19, 20, 21, 22, 23, 24, 27, 28 and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Daniel H. Sepulveda, BSc, SRK Associate Consultant (Metallurgy), is the QP responsible for mineral processing, metallurgical testing, and recovery methods Sections 13, 17, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Andy Thomas M.Eng., P.Eng., Senior Consultant (Geotechnical Engineering) is the QP responsible for geotechnical, Section 16.3.1, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Dan Mackie, M.Sc., B.Sc., PGeo, SRK Principal Consultant (Hydrogeologist) is the QP responsible for hydrology and hydrogeology Section 16.3.3, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

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2.3	Details of Inspection

Table 2.1: Site Visit Participants

Personnel	Company	Expertise	Dates of Visit	Details of Inspection
Andre Deiss	SRK	Resource Geology, Mineral Resources	April 7 & 8, 2019	Reviewed geology, resource estimation methodology, sampling and drilling practices, and examined drill core.
Andy Thomas	SRK	Geotechnical	May 28 & 29, 2019	Assessed rock mass characterization activities and assess ground control conditions.
Nico Viljoen	SRK	Geotechnical	May 28 & 29, 2019	Assessed rock mass characterization activities and assess ground control conditions.
Dan Mackie	SRK	Hydrogeology	May 28 & 29, 2019	Reviewed hydrogeological aspects of the project.
Carl Kottmeier	SRK	Mining, reserves, Infrastructure, Economics	April 7 & 8, 2019	Reviewed mining methods, UG and surface infrastructure.
Daniel Sepulveda	SRK	Metallurgy and Process	April 7 & 8, 2019	Reviewed metallurgical test work, tailings storage, and process plant.

Source: SRK, 2019

2.4	Sources of Information

The sources of information include data and reports supplied by Sierra Metals and Dia Bras personnel, and the previous NI 43-101 technical report prepared by SRK. Documents cited throughout the report are referenced in Section 27.

2.5	Effective Date

The effective date of this report is December 31, 2019.

2.6	Units of Measure

The metric system has been used throughout this report. Tonnes (t) are metric of 1,000 kilogram (kg), or 2,204.6 pounds (lb). All currency is in U.S. dollars (US$) unless otherwise stated.

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3	Reliance on Other Experts

The consultant’s opinion contained herein is based on information provided to the consultants by Sierra Metals throughout the course of the investigations. SRK has relied upon the work of other consultants in the project areas in support of this Technical Report.

The Consultants used their experience to determine if the information from previous reports was suitable for inclusion in this technical report and adjusted information that required amending. This report includes technical information, which required subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the Consultants do not consider them to be material.

SRK received statements of validity for mineral titles, surface ownership and permitting for various areas and aspects of the Bolivar Mine and reproduced them for this report. These items have not been independently reviewed by SRK and SRK did not seek an independent legal opinion of these items.

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4	Property Description and Location

4.1	Property Location

The Bolivar property is located in Chihuahua, Mexico (Figure 4 1), in the municipality of Urique. The property is situated in the rugged, mountainous terrain of the Sierra Madre Occidental, approximately 250 km southwest of the city of Chihuahua and approximately 1,250 km northwest of Mexico City. The geographic center of the property is 27°05’N Latitude and 107°59’W Longitude. It is roughly bounded to the northeast by the Copper Canyon mine (50 km from the Bolivar Mine), to the south by the El Fuerte river (18 km), to the north by the village of Piedras Verdes (5 km), and to the northwest by the town of Cieneguita (12.5 km).

Source: Dia Bras, 2020

Figure 4.1: Map Showing the Location of the Bolivar Property in Chihuahua, Mexico

4.2	Mineral Titles

Dia Bras wholly holds mineral concession titles allowing exploration and mining within 14 concessions (6,799.69 ha) that make up the project area. Locations of the concessions are shown in cyan in Figure 4.2. Other area concessions are shown in gray. The concessions list is provided in Table 4.1. Production from the Bolivar Mine is not subject to any royalties; however, the concessions are subject to a federal tax that varies by concession.

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Table 4.1: Concessions for the Bolivar Mine

Claim Name	Surface Area (ha)	File Number	Title Number	Expiration Date
La Cascada	1,944.33	016/32259	222720	August 26, 2054
Bolivar III	48.00	321.1/1-64	180659	July 13, 2037
Bolivar IV	50.00	321.1/1-118	195920	September 22, 2042
Piedras Verdes	92.47	016/31958	220925	October 27, 2054
Mezquital	2,475.41	016/32157	223019	October 4, 2054
Mezquital Fracc. 1	4.73	016/32157	223020	October 4, 2054
Mezquital Fracc. 2	2.43	016/32157	223021	October 4, 2054
Mezquital Fracc. 3	974.57	016/32157	223022	October 4, 2054
El Gallo	251.80	016/32514	224112	April 04, 2055
Bolivar	63.56	321.1/1-100	192324	December 18, 2041
La Chaparrita	10.00	1/1.3/00882	217751	August 12, 2052
La Mesa	718.95	016/32556	223506	January 11, 2055
Moctezuma	67.43	1/1/01432	226218	December 01, 2055
San Guillermo	96.00	099/02161	196862	August 12, 2043
Total	6,799.69

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Source: SNL FINANCIAL LC, 2020

Figure 4.2: Land Tenure Map showing Bolivar Concessions

Figure 4.2 shows the concessions in the immediate Bolivar Mine area with the Bolivar West, Bolivar Northwest and La Sidra zones identified.

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Source: SNL FINANCIAL LC, 2020

Figure 4.3: Map of the Bolivar Property

4.2.1	Nature and Extent of Issuer’s Interest

Dia Bras holds an agreement for surface rights (exploration and mining) with the Piedras Verdes Ejido, the village roughly 12 km from the property. Production from the Bolivar Mine is not subject to any royalties; however, the concessions are subject to a federal tax that varies by concession.

4.3	Royalties, Agreements and Encumbrances

4.3.1	Purchase Agreements

The concessions listed in Table 4.1 are described in more detail as follows:

•	La Cascada: In August 2004, Dia Bras entered into an Option to Purchase Agreement with Polo y Ron Minerales, S.A. de C.V. to acquire the La Cascada claim for US$10,000;

•	Bolivar III and Bolivar IV: In 2004, Dia Bras purchased 50% of all the rights of Bolívar III and IV from Minera Senda de Plata, SA de CV. On October 2, 2007 the remaining 50% was purchased from Mr. Javier Octavio Bencomo Munoz and his wife Carmen Beatriz Chavez Marquez;

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•	Piedras Verdes: In December 2007, Dia Bras entered into an Option to Purchase Agreement with Mr. Raul Tarín Melendez and Mrs. María Francisca Carrasco Valdez to purchase the Piedras Verdes concession for US$10,000;

•	Mezquital, Mezquital Fracción 1 through 3, and El Gallo: On November 2005, Dia Bras entered into an Option to Purchase Agreement with Polo y Ron Minerales, S.A. de C.V. to acquire the Mezquital, Mezquital Fracción 1, Mezquital Fracción 2, Mezquital Fracción 3, and El Gallo concessions for US$5,000;

•	Bolivar: In January 2008, Dia Bras entered into a purchase agreement with Marina Fernandez regarding the Bolívar property for US$85,000 paid between 2008 and 2009;

•	La Chaparrita: In January 29, 2008, Dia Bras entered into an Option to Purchase Agreement with Mr. Jesús Fernández Loya on behalf of Minera Senda de Plata S.A. de C.V. to purchase the La Chaparrita concession for US$85,000;

•	La Mesa: In January 2005, Dia Bras staked the La Mesa claim, at Dirección General de Minas, México;

•	Moctezuma: In November 2010, Dia Bras entered into an Option to Purchase Agreement with Mr. Juan Orduño García, Mr. Jesús Manuel Chávez González, and Mr. Armando Solano Montes purchase the Moctezuma concession. The terms of the agreement included a total cash payment of MX$3,500,000 (Mexican Pesos); and

•	San Guillermo: In October 2011, Dia Bras entered into a purchase agreement with Minera Potosi Silver, a sister company of Minera Piedras Verdes del Norte, S.A. de C.V., for the San Guillermo concession for MX$464,000.

4.3.2	Legal Contingencies

In October 2009, Polo y Ron Minerals, S.A. de C.V. (P&R) sued Sierra Metals and Dia Bras Mexicana S.A. de C.V. P&R and claimed damages for the cancelation of an option agreement regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where Dia Bras currently operates, nor are these properties included in any resource estimates of Sierra Metals. Sierra Metals believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved Sierra Metals from the claims brought against it by P&R. The plaintiff appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to:

•	Transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and

•	Pay US$423 to P&R.

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Sierra Metals was not appropriately notified of this resolution. On February 12, 2016, a Federal Collegiate Court, in the State of Chihuahua, issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Sierra Metals shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. After review of the lawsuit by a Federal Judge, on January 2019 was issued a resolution that absolved Sierra Metals from the claims brought against it by P&R on the basis that P&R did not provide evidence to support its claims regarding the mining concessions from the Company’s Bolivar project, P&R appealed this resolution to the Federal Court and in this moment the writ of amparo is pending to be resolved at the Federal Collegiate Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. On November 3, 2014, the Sixth Civil Court of Chihuahua ruled against the plaintiff, noting that the legal route by which the plaintiff presented his claim was not admissible. On February 17, 2017 the State Court issued a ruling dismissing the arguments of the plaintiff and stating that, at the time that the suit was filed, the plaintiff’s right to file was already expired. Sierra Metals will continue to vigorously defend this action and is confident that the claim is of no merit.

Carlos Ambrosio Bencomo, a relative of Ambrosio Bencomo Casavantes and Ambrosio Bencomo Muñoz, following the steps of the Ambrosio lawsuit, filed a personal action looking the same goal that Ambrosio Bencomo Muñoz, In May 31, 2019 The Second Federal Civil Court issued a resolution ordering:

•	The annulment and revocation of the purchase agreement of the two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V.

•	The payment of a sum of money pending to be defined by concept of restitution of the benefits of those two mining concessions.

In June 2019, a Federal Court Chihuahua granted Sierra Metals a suspension of the adverse resolution issued. At this moment is pending to be resolved the appeal (writ of amparo) presented by the company which will be resolved by the Third Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in Chihuahua. Sierra Metals will continue to vigorously defend this action and is confident that the claim is of no merit.

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4.4	Environmental Liabilities and Permitting

4.4.1	Environmental Liabilities

Based on communications with representatives from Dia Bras, and a reconnaissance of the property in January 2018, it does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of mineral resources or reserves. From previous assessments (Gustavson, 2013), lesser known environmental liabilities include unreclaimed exploration disturbances (i.e., roads, drill pads, etc.) and small residual waste rock piles from historical mining operations. As observed by SRK personnel during previous site visits, dust emissions generated as a result of ore haulage traffic from the mine to mill could become an issue in the future but has not yet become an issue for SEMARNAT.

4.4.2	Required Permits and Status

Required permits and the status of permits are discussed in Section 20.

4.5	Other Significant Factors and Risks

There are no other factors or risks that affect access, title or right or ability to perform work on the property other than those stated in the above sections which SRK would expect to have a material impact on the resource and reserves statement.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Topography, Elevation and Vegetation

The Bolivar property is located in the rugged topography of the Sierra Madre Occidental mountain range. Elevation varies from 600 to 2,100 m above sea level.

Vegetative cover in the region consists of oak and eucalyptus trees at low elevations and pine trees at higher elevations. The land surrounding the mine is used to raise cattle. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.

5.2	Accessibility and Transportation to the Property

From the city of Chihuahua, the Bolivar property can be accessed via travel along paved (325 km) and unpaved roads (70 to 80 km) to the Piedras Verdes or Cieneguita villages, located 2 km and 7 km north of the Bolivar Mine, respectively.

Transportation from the villages to the mineral concessions is via private and company vehicles.

5.3	Climate and Length of Operating Season

Climate in the project area is semi-arid, with a mean annual temperature of 25°C and 758 mm of annual precipitation on average. The region experiences a rainy season from June to October, when monthly precipitation ranges from 83 to 188 mm; the rest of the year is relatively dry (approximately 26 mm of monthly precipitation). In the past, the Bolivar Mine has operated year-round and operations were not limited by climatic variations.

5.4	Sufficiency of Surface Rights

5.5	Infrastructure Availability and Sources

5.5.1	Power

Electricity is currently sourced from Mexico’s main grid system. Backup generators are also located at the Bolivar Mine site.

5.5.2	Water

Industrial water is sourced from the Piedras Verdes dam, a reservoir that is owned and operated by Dia Bras. The reservoir drains to the El Fuerte River, 2 km south of the Bolivar Mine. Water from the dam is sufficient to meet mine and mill operations and exploration needs. Potable water is available from local sources.

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5.5.3	Mining Personnel

Two villages, Piedras Verdes and Cieneguita, are located within 10 km of the mineral concessions. The combined population of these two villages is approximately 1,500 people, many of the mine employees live in these villages.

5.5.4	Potential Tailings Storage Areas

The site has an existing TSF. The tailings management plan at the Bolivar Mine includes placement of tailings in a number of locations. The site will be installing infrastructure to recover additional process water and reduce the water content of the final tailings. Thickener and filters will be installed by 2021.

5.5.5	Potential Waste Rock Disposal Areas

The site has existing permitted waste rock disposal areas.

5.5.6	Potential Processing Plant Sites

The site has an existing mineral processing site that has been in use since its commissioning in 2011.

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6	History

6.1	Prior Ownership and Ownership Changes

Ownership history of the mineral concessions at Bolivar are shown in Table 6.1, modified from a 2013 technical report completed by Gustavson Associates in Lakewood, Colorado, USA. No earlier records of ownership are known to exist.

Table 6.1: Ownership History and Acquisition Dates for Claims at the Bolivar Property

Claim Name	Previous Owner	Date Acquired
La Cascada	Polo y Ron Minerales, S.A. de C.V.	August 10, 2004
Bolivar III	Javier Bencomo Munoz y Minera Senda de Plata, S.A. de C.V.	September 14, 2004
Bolivar IV	Javier Bencomo Munoz y Minera Senda de Plata, S.A. de C.V.	September 14, 2004
Piedras Verdes	Raul Tarin Melendez	December 11, 2007
Mezquital	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Mezquital Fracc. 1	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Mezquital Fracc. 2	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Mezquital Fracc. 3	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
El Gallo	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Bolivar	Minera Senda de Plata, S.A. de C.V.	January 29, 2008
La Chaparrita	Minera Senda de Plata, S.A. de C.V.	January 29, 2008
La Mesa	Direccion General de Minas	January 12, 2005
Moctezuma	Juan Orduno Garcia/Jesus Chavez Gonzalez/Armando Solano Montes	November 5, 2010
San Guillermo	Minera Potosi, S, de R.L. de CV.	October 6, 2011

Source: Gustavson, 2013

6.2	Exploration and Development Results of Previous Owners

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre Precious Metal Belt of Northwestern Mexico have been carried out since the Spanish Colonial days. Small scale mining was realized by small miners from Spanish Colonial days, without historical record for Piedras Verdes District. Between 1968 and 1970, Minera Frisco was exploring for porphyry copper deposit at Piedras Verdes district, including mapping, sampling and drilling, the reports are not available.

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From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family; detailed production records for this period are not available (De la Fuente, et. al., 1992)

Information provided by Exploration Department of Dia Bras Exploration, September 30, 2019, suggest that December 2003 to the present, Dia Bras Exploration carried out an exploration program of regional geological mapping at Bolívar property of 15,217 ha. The work included detailed mapping, geochemistry sampling, geophysics topographic surveying and diamond drilling, with 274,321 m drilled in 1,414 diamond drill holes.

6.3	Historic Mineral Resource and Reserve Estimates

A qualified person has not done sufficient work to classify the historical estimate as a current resource estimate or mineral reserve estimate and the issuer is not treating the historical estimate as a current resource estimate.

6.4	Historic Production

Historic mining and exploration for polymetallic deposits in the Sierra Madres has been carried out sporadically since the Spanish colonial period. In 1632, a native silver vein was discovered at La Nevada near Batopilas. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of 18th Century but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914 but was again halted due to the Mexican Revolution in 1910.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Since 1915, there have been sporadic attempts to develop mineral deposits in the area. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 t of ore containing 2,686 kg of copper (Cu), 7,990 kg of lead (Pb), 1,061 kg of silver (Ag) and 44 kg of gold (Au), indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Since 1915, some 300 M oz of silver, are reported to have been produced from the Batopilas District.

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5 km northwest of the northwestern corner of the El Cumbre Mineral License. In the 1990s, Glamis Gold Ltd. (Glamis) developed an open pit mine and produced gold by heap leaching method. The old leach pads are visible from the Bolivar property.

From 1980 to 2000, some 300,000 t of mineralized material were mined while the Bolivar Mine was under the control of Bencomo Family. This mineralized material included:

•	195,000 t from the Fernandez trend;

•	90,000 t from the Rosario Trend; and

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•	15,000 t from the Pozo del Agua Area.

Detailed production records for this period are not available but are reported to be in the order of 50 t/d, and the average grade of the mineralized material is reported to be in the range from 5% to 6% Cu and 25% to 30% Zn. Production records from 2000 to 2007 were not available to SRK.

According to Sierra Metals, then known as Dia Bras Exploration Inc., production from 2008 to 2010 was as follows:

•	2008: 126,500 t processed at 1.65% copper grade and 8.00% zinc grade;

•	2009: 89,600 t processed at 1.81% copper grade, 10.06% zinc grade, and 49.5 g/t silver;

•	2010: 104,800 t processed at 1.45% copper grade, 8.59% zinc, and 31.6 g/t silver.

Commercial production was declared in November 2011. Table 6.2 lists the 2011 to 2019 production as reported by Sierra Metals.

Table 6.2: 2011 to 2019 Bolivar Production

Year	Plant	Tonnes Processed (dry)	Au (g/t)	Ag (g/t)	Cu (%)
2011	Mal Paso (1)	88,247		46.62	1.32
2012	Piedras Verdes	312,952		24.58	1.17
2013	Piedras Verdes	507,865	0.05	21.16	1.25
2014	Piedras Verdes	666,414	0.29	22.23	1.20
2015	Piedras Verdes	830,447	0.25	20.57	1.15
2016	Piedras Verdes	950,398	0.19	16.72	1.00
2017	Piedras Verdes	887,236	0.17	14.93	0.96
2018	Piedras Verdes	1031,750	0.17	17.69	0.95
2019	Piedras Verdes	1,269,697	0.27	19.81	0.85

Source: Dia Bras, 2019

(1) Bolivar material was processed at the Mal Paso mill in 2011 until the Piedras Verdes mill was commissioned in November 2011.

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7	Geological Setting and Mineralization

7.1	Regional Geology

The Bolivar property is located within the Guerrero composite terrane, which makes up the bulk of western Mexico and is one of the largest accreted terranes in the North American Cordillera. The terrane is proposed to have accreted to the margin of Mexico in the Late Cretaceous and consists of submarine and lesser subaerial volcanic and sedimentary sequences ranging from Upper Jurassic to middle Upper Cretaceous in age. These sequences rest unconformably on deformed and partially metamorphosed early Mesozoic oceanic sequences.

The Bolivar deposit is one of many precious and base metal occurrences in the Sierra Madre precious metals belt, which trends north-northwest across the states of Chihuahua, Durango, and Sonora (Figure 7.1).

Source: Dia Bras, 2020

Figure 7.1: Regional Geology Map showing the Locations of Various Mines in the Sierra Madre Occidental Precious Metals Belt

7.2	Local Geology

The Piedras Verdes district shown in Figure 7.2 consists of Cretaceous andesitic to basaltic flows and tuffs intercalated with greywacke, limestone, and shale beds commonly referred to as the Lower Volcanic Series (LVS). This volcanic-sedimentary package has been intruded by a number of Upper Cretaceous to Lower Cenozoic age intermediate to felsic composition plutonic bodies that range from 85 to 28.3 Ma. The LVS and intermediate to felsic intrusive bodies have in turn been overlain by a widespread cap of rhyolitic and dacitic ignimbrites and tuffs referred to as the Upper Volcanic Series (UVS), that were deposited between 30 to 26 Ma; the UVS is one of the largest continuous ignimbrite provinces in the world. All known mineralization in this region formed during the time interval between the deposition of the LVS and the deposition of the UVS (Meinert, 2007).

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At the Bolivar property, the volcanic rocks strike northwest and dip gently to moderately to the northeast. Assuming these volcanics are younger than the granodiorite, the stock must also be tilted to the northeast (Meinert, 2007). A number of outcrops exhibit tight, northeast trending folds. Three major sets of faults have been recognized at the local scale, these include: a north-northwest trending set which dip steeply northeast or southwest, an east-southeast trending set, and a north-trending set. None of the faults on the property are described as having offsets greater than 200 m (Meinert, 2007).

The structural setting and stratigraphy control the mineralization at Bolivar.

Source: Dia Bras, 2020

Figure 7.2: Local Geology Map showing the Location of the Bolivar Property

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7.3	Property Geology

7.3.1	Skarn-hosting Sedimentary Rocks

Skarn alteration and mineralization at the Bolivar property is hosted primarily in a package of sedimentary rocks that occur as a layer or lens within the LVS (Reynolds, 2008). All sedimentary units have undergone low grade metamorphism. The lowermost sedimentary horizon observed is a dolostone which ranges from 24 m to 40 m in thickness. The lower part of the dolostone horizon is interlayered with siltstone. To the south, progressively less of the sedimentary sequence is cut out by granodioritic intrusive rocks and the dolostone is observed to be underlain by a siltstone horizon. The lower siltstone unconformably overlies the LVS. The dolostone is overlain by a discrete layer of siltstone. The average thickness of this siltstone unit is 12 to 30 m. Horizons of argillaceous dolostone (50 m thick) and argillaceous limestone (9 m thick) are above the siltstone marker layer. The uppermost sedimentary horizon is a limestone with local chert and argillaceous laminations. The vertical thickness of this horizon varies considerably in cross-section (108 to 173 m) and this variation is attributed to paleo-topographic relief. The upper contact of the limestone is an unconformity with the LVS. Figure 6.3 presents the stratigraphy of the property and Figure 6.4 is the geologic map.

7.3.2	Intrusive Rocks

The most important igneous rocks on the property are the Piedras Verde granodiorite and related dikes and sills. All are slightly porphyritic, but none are a true porphyry. The Piedras Verde granodiorite exhibits a range of textural variations and compositions. The average composition is very similar to plutons related to Cu skarns (Meinert, 2007). There is no indication of an Au association.

The dikes locally cut the granodiorite, have planar, chilled contacts, and are generally finely crystalline. Both their texture and crosscutting relations suggest that the dikes are younger and shallower than the granodiorite. Both granodiorite and andesite dikes have alteration and locally skarn, along their contacts. In addition, endoskarn affects both the granodiorite and in rare cases, the andesite dikes. Thus, these rocks are older than or at best coeval with alteration/mineralization. The presence of skarn veins cutting an andesite dike is clear evidence that at least some skarn is later than at least some of the andesite dikes. A closer association of granodiorite with skarn alteration and mineralization is suggested by local K-silicate veining of the granodiorite and the zonation of skarn relative to this contact.

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Source: Dia Bras, 2020

Figure 7.3: Stratigraphic Column of the Bolivar Property

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Source: Dia Bras, 2020

Figure 7.4: Geologic Map of the Bolivar Property

7.4	Significant Mineralized Zones

Mineralization at the Bolivar property is hosted by skarn alteration in carbonate rocks adjacent to the Piedras Verde granodiorite (Meinert, 2007). Orientations of the skarn vary dramatically, although the majority are gently-dipping. Thicknesses vary from 2 m to over 20 m. Skarn mineralization is strongly zoned, with proximal Cu-rich garnet skarn in the South Bolivar area, close to igneous contacts, and more distal Zn-rich garnet+pyroxene skarn in the northern Bolivar and southern skarn zones near El Val. The presence of chalcopyrite+bornite dominant skarn (lacking sphalerite) in the South Bolivar area, along with K-silicate veins in the adjacent granodiorite suggests that this zone is close to a center of hydrothermal fluid activity. In contrast, the main Bolivar Mine is characterized by Zn>Cu and more distal skarn mineralogy such as pyroxene>garnet and pale green and brown garnets.

Alteration is zoned relative to fluid flow channels. From proximal to distal, the observed sequence is red-brown garnet to brown garnet with chalcopyrite ± bornite ± magnetite to green garnet ± pyroxene with chalcopyrite + sphalerite to massive sulfide (sphalerite ± chalcopyrite ± galena) to marble with stylolites and other fluid escape structures.

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Mineralization exhibits strong stratigraphic control and two stratigraphic horizons host the majority: an upper calcic horizon, which predominantly hosts Zn-rich mineralization, and a lower dolomitic horizon, which predominantly hosts Cu-rich mineralization. Figure 7.5 presents an example of a mineralized skarn with prophylitic alteration in a core sample of El Gallo area. In both cases, the highest grades are developed where fault or vein structures and associated breccia zones cross these favorable horizons near skarn-marble contacts. Meinert (2007) suggested that hydrothermal fluids moved up along the Piedras Verdes Granodiorite contact, forming skarn and periodically undergoing phase separation that caused brecciation. Zones of breccia follow faults like the Rosario, Fernandez, and Breccia Linda trends as well as nearly vertical breccia pipes such as La Increible.

A	B

Source: Dia Bras, 2020

Figure 7.5: Mineralized Andradite Garnet Skarn – El Gallo Area Core Sample

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8	Deposit Type

8.1	Mineral Deposit

The Bolivar deposit is classified as a high-grade Cu-Zn skarn and exhibits many characteristics common to this type of deposit (Meinert, 2007). The term ‘skarn’ refers to coarse-grained calcium or magnesian silicate alteration formed at relatively high temperatures by the replacement of the original rock, which is often carbonate-rich. The majority of the world’s economic skarn deposits formed by infiltration of magmatic-hydrothermal fluids, resulting in alteration that overprints the genetically related intrusion as well as the adjacent sedimentary country rocks (Ray and Webster, 1991). While alteration commonly develops close to the related intrusion, fluids may also migrate considerable distances along structures, lithologic contacts, or bedding planes.

Based on the alteration assemblages present, skarn deposits are generally described as either calcic (garnet, clinopyroxene, and wollastonite) or magnesian (olivine, phlogopite, serpentine, spinel, magnesium-rich clinopyroxene). Both the alteration and the mineralization in skarn deposits are considered to be magmatic-hydrothermal in origin.

8.2	Geological Model

The geological model of the Bolivar deposit is well-understood and has been verified through multiple expert opinions as well as a history of mining. SRK is of the opinion that the model is appropriate and will serve Dia Bras going forward.

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9	Exploration

The following information has been modified and updated from a 2009 technical report prepared by SGS Geostat.

Exploration Conducted by Dia Bras Exploration, 2003-2012:

•	2003 to 2005. During this period, Dia Bras carried out an exploration program of geological mapping, outcrop sampling, topographic survey, 1:250 and 1:500 scale, including detailed 2 m x 2 m panel sampling perpendicular to the mineralized structures. Dia Bras completed semi-regional prospecting, reconnaissance and representative sampling of the Bolivar District at the La Montura and Narizona prospects. Pilot mining started at the Bolivar Mine. Development drifting conducted led to the Brecha Linda orebody discovery.

•	2006. Dia Bras Exploration performed detailed 1:500 scale geologic mapping in the Bolivar and Bolivar South areas, including 2 m x 2 m panel sampling. Dia Bras Exploration did some prospecting in other mineralized areas to the south, including El Gallo. This work was accompanied by a rock panel geochemical survey. The results of the El Gallo prospecting supported the drilling program.

•	2007. Detailed underground, 1:250 scale geological mapping was complete on the El Gallo and La Narizona areas, including detailed 2 m x 2 m panel sampling. This exploration work identified two mineralized stratiform horizons in the El Gallo area, Gallo Superior and Gallo Inferior, similar to the stratiform orebody at La Narizona. Preliminary geologic mapping to support the drilling was completed on three other mineralized areas to the south, La Montura, La Pequeña and El Val.

•	2008. Detailed 1:500 scale surface geology mapping was done at the Bolivar North zone, including representative chips sampling, yielding a geochemical anomaly consistent with the NW structural trend. Mining was mainly concentrated in the Titanic, Selena and San Francisco areas on and under level 6 (Rosario), Guadalupe, Rebeca and San Angel, which were high grade, individual orebodies, geologically related to the calcareous upper stratigraphic favorable horizon.

•	2009. Detailed 1:250 scale geologic mapping was done at San Francisco and Los Americanos North, including detailed 2 m x 2 m panel sampling. Regional 1:25,000 scale geology and detailed stream sediment sampling was done over the entire Bolivar Property, yielding the new targets of Los Americanos – Lilly Skarn (Cu-Zn), La Cascada - Sidra (Au) and El Mezquite (Au). Underground 1:250 scale detailed mapping was done at San Francisco and La Increible Mines, including detailed 2 m x 2 m panel sampling. Mining was mainly concentrated at the Bolivar Mine in the high-grade orebodies (Rosario, La Foto, Fernandez, Rosario Magnetita, and San Angel areas). Dia Bras Exploration announced the construction of the new Piedras Verdes Mill with capacity of 1,000 t/d.

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•	2010. 1:1000 geologic mapping was done at La Cascada – La Sidra areas, including chips channel sampling; and a TITAN IP Geophysical Survey (completed by QUANTEC

Geoscience). A drilling program was completed, indicating low grade gold. Regional 1:25,000 scale geologic mapping was completed over the entire Bolivar Property, including lithology units, regional faulting and dikes, and alteration, confirming the previous geochemical anomalies on Los Americanos – Lilly Skarn (Cu-Zn), La Cascada - Sidra (Au) and El Mezquite (Au) targets. Underground 1:250 scale detailed mapping, including detailed 2 m x 2 m panel sampling was done at El Gallo, La Increible and La Narizona Mines. Mining during this time was mainly concentrated at Narizona, El Gallo, and Rosario areas, while Dia Bras continued with the construction of the new Piedras Verdes Mill.

•	2011. New geological interpretations indicated the continuity of El Gallo trends to the southeast toward La Montura, and northeast toward La Increible, discovering the El Salto and El Gallo step out areas respectively. Underground development and production drifting allowed detailed 1:250 scale mapping at Bolivar, El Gallo, and La Narizona Mines. Mining of 360 t/d was terminated during late October and the new Piedras Verdes Mill started with commercial production of 1,000 t/d operation, mainly from El Gallo mine.

•	2012. Underground development and production drifting and detailed 1: 250 scale mapping was done at Bolivar, El Gallo, and La Narizona Mines. Production of 1,000 t/d processing at Piedras Verdes Mill began by receiving ore principally from the upper stratigraphic horizon from El Gallo Mine. Exploration drilling on the El Gallo step out and El Salto areas continued. Preliminary drilling started at La Montura and La Pequeña areas, located i between El Gallo and Narizona mines.

•	2013 to 2016. New geological interpretations were completed at Bolivar for the Bolivar W and Bolivar NW areas. Underground production and development in El Gallo Superior (EGS) and El Gallo Inferior (EGI) was ongoing during this time period, along with new development of the Chimeneas areas. Interpretation and drilling of the La Sidra vein to the west of the main Bolivar Mine area yielded exploration drilling results which included mineralized intervals ranging from 0.3 to 2.1 m, with grades ranging from 0.01 to 9.1 g/t Au and 0.01 to 1,850 g/t Ag.

•	2017. Additional drilling was focused in Bolivar W and Bolivar NW. Three drillholes were completed in the El Gallo area. A TITAN IP Survey was completed by QUANTEC Geoscience in order to determine the possible extensions of known zones of mineralization.

•	2018 Additional drilling and new geological interpretations were completed based on the 2017 geophysical survey, resulting in a considerable increase in mineral resources in Bolivar W, and Bolivar NW areas.

•	2019 Drilling of geophysical anomalies continued, resulting in the identification of mineralization west of Bolivar W.

9.1	Sampling Methods and Sample Quality

Sampling supporting the Mineral Resource estimates consists of drill core and underground channel types. SRK reviewed in general the methods and the quality assurance protocol carried out by trained geologists or geologic technicians. SRK is of the opinion that the methodology and QA/QC protocol used during drilling campaigns since 2016 follows industry standard practices, although some improvements can be implemented.

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9.2	Significant Results and Interpretation

The exploration results at Bolivar, and in the nearby area, are used to develop detailed exploration plans and to support Mineral Resource estimation.

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10	Drilling

10.1	Type and Extent

Between 1968 and 1970, Minera Frisco drilled short, diamond drill holes, but existing records do not provide a reliable register of the number of holes, meters drilled, or the results of the drilling.

Between 2003 and 2019, Dia Bras drilled 994 drill holes totaling to 259,748 metres as listed in Table 10.1 and shown in Figure 10.1. The objective of drilling completed during this period was to explore for mapped and projected polymetallic sulfide mineralization in calc-silicate rocks with moderate east-northeast dips. These efforts identified Cu-rich skarn mineralization within the Bolivar III, Bolivar IV, Piedras Verdes, and El Gallo concessions.

Table 10.1: Summary of drilling by Dia Bras on the Bolivar property, 2003 to 2019

Year	Count	Meters	% of Total Meters
2003	1	202	0.1%
2004	93	15,770	6.1%
2005	70	12,360	4.8%
2006	61	9,959	3.8%
2007	96	21,841	8.4%
2008	95	20,826	8.0%
2009	43	5,643	2.2%
2010	28	3,736	1.4%
2011	26	6,574	2.5%
2012	40	13,032	5.0%
2013	27	11,402	4.4%
2014	30	5,830	2.2%
2015	75	18,342	7.1%
2016	51	16,585	6.4%
2017	102	40,244	15.5%
2018	70	28,022	10.8%
2019	86	29,382	11.3%
Total	994	259,748	100.0%

Source: SRK, 2020

Note: Totals may not match due to rounding.

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Source: SRK, 2020

Figure 10.1: Location Map of Drill hole Collars (green) and Traces (grey)

10.2	Procedures

The Bolivar Mine uses a local coordinate grid which is based on meters from a central control point. Nearby exploration is registered in a standard UTM coordinate grid, and thus it is necessary to consider the exploration data separately from the mine data.

The primary drilling method at Bolivar has been diamond drill core. To date, 994 drillholes have been completed with an average length of approximately 260 m. The drillholes have been drilled predominantly from surface, and to a lesser degree from underground, in a wide variety of orientations. Near the mining operations, the average drillhole spacing ranges between 25 and 50 m. In the deeper or less explored areas, the average drillhole spacing ranges between 75 and 150 m. Overall, the majority of the drilling completed by Dia Bras has been relatively closely spaced and appears to have been directed at mineral resource delineation. Approximately 30% of the drill holes have had downhole deviation surveys, and because a significant number of the drillholes are relatively long their precise location is considered uncertain due to the lack of downhole surveys. Since 2015, approximately 75% of drill holes have been down-hole surveyed using the Deviflex survey tool (Non-magnetic electronic multi-shot). Prior to 2015, the practice to survey exploration drilling was not carried out, which poses a significant risk as to the confidence regarding the location of the results and interpretation of exploration efforts. The drilling also intersects the mineralization at a wide range of orientations and therefore drill intercept lengths do not necessarily reflect the true thickness of mineralization.

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The drilling has been conducted with Dia Bras owned drills and outside contractors. All drill core has been logged by Dia Bras geologists. Sample intervals are determined by the geologist and the core is then cut in half (hydraulic splitter) and bagged by Dia Bras technicians. SRK is of the opinion that the core processing area and logging facilities are all appropriately organized and consistent with industry best practices.

10.3	Interpretation and Relevant Results

The drilling results are used to guide ongoing exploration efforts and to support mineral resource estimation. Most of the individual deposits have been drilled as perpendicular to the deposit as possible, but some areas feature drilling that is nearly parallel to the trend of mineralization. This has been accounted for in the mineral resource classification, and SRK strongly recommends drilling these areas from different positions to improve the angle of intersection between the drilling and true thickness of mineralization.

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11	Sample Preparation, Analyses, and Security

11.1	Security Measures

After logging and splitting, all exploration drilling samples are laid out in order and recorded into a digital database prior to shipping. Samples are placed into larger plastic bags, and these bags are marked with the hole ID and sample numbers, then sealed with a security seal. All samples are kept behind gated access-controlled areas on the Bolivar Mine site, then transported by Dia Bras personnel to a shipping facilitator. Hard copies and electronic forms are kept for all sample transactions, detailing shipping, receipt, and types of analyses to be conducted.

11.2	Sample Preparation for Analysis

Historically, samples have been crushed at Dia Bras facilities at either the Malpaso Mill or the Piedras Verdes Mill. The labs of Dia Bras carry out a chemical analysis to define the mineralized intercepts. Once the mineralized intercepts are defined, the remaining crushed material of the samples is sent to ALS Chemex (ALS), an ISO-certified independent commercial laboratory. The rest of the sample preparation procedure is completed at the ALS Chemex Hermosillo, Mexico facility, and final analysis is conducted at the primary laboratory in North Vancouver, BC, Canada. The crushing and splitting procedures in the Dia Bras labs should be appropriately controlled to avoid contamination of samples.

11.3	Sample Analysis

The analytical history of Bolivar sampling is complex and includes various sources of analyses from the nearby Malpaso Mill Lab or Piedras Verdes Mill Lab and ALS. Previous reports have noted inconsistencies between the internal and external laboratories in terms of analytical precision and accuracy, with the Malpaso Mill historically featuring relatively poor results from submitted QA/QC samples. A significant effort has been made over the past several years to improve the equipment and methodology for the Dia Bras internal laboratory. The results of the current QA/QC program indicate that performance has drastically improved and is consistent with industry standards. The QA/QC program includes check samples between the Piedras Verdes (PV) lab and ALS which show reasonable duplicate performance.

Currently, all samples are initially analyzed internally at the PV Lab, and selected intervals with identified mineralization are re-submitted to ALS. This step ensures that only intervals identified to have significant mineralization by the PV lab are sent for analysis to ALS, thereby reducing analytical costs. The duplicates are selected from coarse rejects from the initial preparation. The ALS results are incorporated into the database as the final analytical result for the duplicated intervals. This is a reasonable practice, but a study should be conducted to formally document and establish the validity of the internal assays. Results from 2016 the QA/QC program suggest that the Piedras Verdes mill may now be suitable as a primary lab, as long as monitoring of the performance continues.

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11.4	Quality Assurance/Quality Control Procedures

Samples supporting the mineral resource estimate have been analyzed almost exclusively, by the ALS Minerals laboratory (ALS) in Vancouver, BC. Canada. However, the preparation of samples has been completed at other facilities and historically conducted by the nearby Piedras Verdes mill, with crushing rejects or pulps provided to ALS for analysis. Inconsistencies in the preparation methodology and the size-fraction of the received pulp have been noted over the history of the Project, but the results of recent duplicate comparisons show reasonable agreement between samples prepared entirely by ALS and those prepared by the Piedras Verdes lab.

One purpose of a QA/QC program is to submit samples with known or expected values, in the sequence of normal analyses, to “test” the internal or third-party laboratory’s accuracy. These samples with known values are blind to the laboratory, so analyses that are not within expected tolerances represent failure criteria which are flagged upon receipt and action is taken to rectify with the lab the potential source of the failure and take corrective action.

Prior to 2013, the drill sampling QA/QC program only featured duplicate sampling which evaluates analytical precision. This program was not consistent with industry best practices and was modified to align with current industry standards. From 2013 to late 2015, a very basic QA/QC program included continued submission of duplicate samples to ALS Chemex, as well as insertion of Certified Reference Material (CRM). However, this program was not properly monitored, and the results were not tracked in detail. The current QA/QC procedures (established late 2015) include: insertion of CRMs, blanks, and duplicates, at rates consistent with industry best practices. The results are monitored and tracked by Dia Bras personnel. The results of the QA/QC show reasonable performance for the laboratory and SRK is of the opinion that the current analytical methods and QA/QC are consistent with industry standards.

In order to provide additional support to the data used for the mineral resource estimate, Dia Bras conducted a thorough review of the historic sample data in the unmined areas which were analyzed without modern QA/QC. They selected 315 (~307 m) samples from several areas and submitted these intervals for reanalysis with appropriate QA/QC measures to ALS. This process serves to validate some historic drilling (dating back to 2012), specifically in areas that are critical to the Mineral Resource statement, as well as test the historic performance of the Piedras Verdes Mill against the new ALS results.

11.4.1	Certified Reference Materials

Dia Bras currently inserts CRMs into the sample stream at a rate of about 1:20 samples, although the insertion rate is adjusted locally to account for particular observations in the core. Initially starting in 2015, three CRMs were procured and certified via round robin analysis for the exploration programs. These CRM were homogenized and packaged by Target Rocks Peru (S.A.) and the round robin conducted by Smee & Associates Consulting Ltd., a consultancy specializing in provision of CRMs to clients in the mining industry.

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Each CRM underwent a rigorous process of homogenization and analysis using aqua regia digestion and AA or ICP finish, from a random selection of 10 packets of blended pulverized material. None of these CRMs were certified for Au, a lesser contributor to the mineral resources at Bolivar. The six laboratories which participated in the round robin for the initial three Target Rocks CRM are:

•	ALS Minerals, Lima;

•	Inspectorate, Lima;

•	Acme, Santiago;

•	Certimin, Lima;

•	SGS, Lima; and

•	LAS, Peru.

The mean values and between lab standard deviations (SD) were calculated from the received results of the round robin analysis, and the certified means and tolerances were provided in certificates from Smee and Associates. The certified means and expected tolerances for the initial three CRMs are shown in Table 11.1.

Table 11.1: 2015 to 2017 CRM Expected Means and Tolerances

CRM Identifier	Certified Mean				Two Standard Deviations (between labs)
	Ag (g/t)	Pb %	Cu%	Zn%	Ag(g/t)	Pb %	Cu%	Zn%
MCL-01	26.4	0.326	0.896	0.988	1.90	0.03	0.05	0.07
MCL-02	40.8	0.653	1.581	2.49	3.4	0.05	0.084	0.09
Mat. PLSUL N° 03	192.0	3.094	1.033	3.15	4.0	0.084	0.036	0.13

Source: Dia Bras, 2017

In 2018, six new CRMs were introduced into the QA/QC program and have been primarily used throughout the 2018 and 2019 drilling campaigns. Three of the new CRMs are certified for Au. The certified means and expected tolerances of these new CRMs are provided in Table 11.2.

Table 11.2: 2018-2019 CRM Expected Means and Tolerances

CRM Identifier	Certified Mean				Two Standard Deviations (between labs)
	Au (g/t)	Ag (g/t)	Cu%	Zn%	Au(g/t)	Ag (g/t)	Cu%	Zn%
MCL-03		19.8	0.794	5.22		2.40	0.042	0.25
SKRN-05	0.435	4.40	1.783		0.034	0.30	0.058
PLSUL-08		248.0	0.983	12.54		14.0	0.042	0.55
OXHYO-08		92.3	1.025	0.426		6.9	0.046	0.018
PLSUL-11	0.234	113.0	1.05	10.78	0.014	8.0	0.07	0.54
STRT-01	0.328	11.0	0.849	0.146	0.010	0.8	0.024	0.0091

Source: Dia Bras 2020

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The QA/QC data provided to SRK included a total of 377 CRM analysis from the 2016 to 2019 drilling campaigns. The performance of CRMs is evaluated over time using a simple plot of the expected mean vs the reported analysis, and a ±3 standard deviation failure criteria. This is consistent with industry standard practices, and SRK has noted some failures of CRMs submitted throughout the drilling campaigns. Examples of CRM analysis plots for Cu are provided in Figure 11.1.

Source: Dia Bras, 2020

Figure 11.1: CRM Performance for MCL-01, MCL-02 and PLSUL-03 for Cu

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QA/QC Cu ALS
CRM SKRN-05
1.900
1.850
1.800
1.750
1.700
1.650
CU %
9/17/2019
10/17/2019
11/17/2019
12/17/2019
1/17/2020
Media
M+2STD
M-2STD
M+3STD
M-3STD
ALS

QA/QC Cu ALS
CRM OXHYO-03
1.150
1.100
1.050
1.000
0.950
0.900
CU %
9/30/2019
10/7/2019
10/14/2019
10/21/2019
10/28/2019
11/4/2019
11/11/2019
11/18/2019
11/25/2019
12/2/2019
12/9/2019
12/16/2019
12/23/2019
12/30/2019
1/6/2020
1/13/2020
1/20/2020
1/27/2020
Media
M+2STD
M-2STD
M+3STD
M-3STD
ALS

QA/QC Cu ALS
CRM STRT-01
0.910
0.890
0.870
0.850
0.830
0.810
0.790
CU %
9/17/2019
10/17/2019
11/17/2019
12/17/2019
1/17/2020
Media
M+2STD
M-2STD
M+3STD
M-3STD
Series6

Source: Dia Bras 2020

Figure 11.2: CRM Performance for SKRN-05, OXHYO-03 and STRT-01 for Cu

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QA/QC Cu ALS
CRM MCL-03
Cu %
0.950
0.900
0.850
0.800
0.750
0.700
0.650
3/28/2018
4/7/2018
4/17/2018
4/27/2018
5/7/2018
5/17/2018
5/27/2018
6/6/2018
6/16/2018
6/26/2018
7/6/2018
7/16/2018
7/26/2018
8/5/2018
8/15/2018
8/25/2018
9/4/2018
9/14/2018
9/24/2018
10/4/2018
10/14/2018
10/24/2018
11/3/2018
11/13/2018
11/23/2018
12/3/2018
12/13/2018
12/23/2018
1/2/2019
1/12/2019
1/22/2019
2/1/2019
2/11/2019
2/21/2019
3/3/2019
3/13/2019
3/23/2019
4/2/2019
4/12/2019
4/22/2019
5/2/2019
5/12/2019
5/22/2019
6/1/2019
6/11/2019
6/21/2019
7/1/2019
7/11/2019
7/21/2019
7/31/2019
8/10/2019
8/20/2019
8/30/2019
9/9/2019
9/19/2019
9/29/2019
Media
M+2STD
M-2STD
M+3STD
M-3STD
ALS

QA/QC Cu ALS
CRM PLSUL-08
CU %
1.100
1.050
1.000
0.950
0.900
0.850
4/22/2018
5/22/2018
6/22/2018
7/22/2018
8/22/2018
9/22/2018
10/22/2018
11/22/2018
12/22/2018
1/22/2019
2/22/2019
3/22/2019
4/22/2019
5/22/2019
6/22/2019
Media
M+2STD
M-2STD
M+3STD
M-3STD
ALS

QA/QC Cu ALS
CRM PLSUL-11
Cu %
1.250
1.200
1.150
1.100
1.050
1.000
0.950
0.900
0.850
3/28/2018
4/28/2018
5/28/2018
6/28/2018
7/28/2018
8/28/2018
9/28/2018
10/28/2018
11/28/2018
12/28/2018
1/28/2019
2/28/2019
3/31/2019
Media
M+2STD
M-2STD
M+3STD
M-3STD
ALS

Source: Dia Bras 2020

Figure 11.3: CRM Performance for MCL-03, PLSUL-08 and PLSUL-11 for Cu

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11.4.2	Blanks

Pulverized Blank material is used in the QA/QC program to monitor for potential contamination in the pulverizing process of ALS and consists of barren limestone selected by Bolivar geologists prepared and certified by Target Rocks. Results submitted to SRK included 309 samples which were inserted into the sample stream for drill holes drilled between 2016 and 2019. The failure criteria for blanks is 5 times the detection limit of the ALS lab. SRK reviewed the performance of the blank samples submitted and noted some failures for the blanks, occurring in 7 of the 309 samples, for Cu. An example of the blank performance chart is shown in Figure 11.4. The failures indicate contamination in the pulverizing and splitting process in the lab.

Source: Dia Bras, 2020

Figure 11.4: Fine Blank Performance – Cu

Coarse blanks are not being used and the contamination in the crushing and splitting process is not being controlled.

11.4.3	Duplicates

Prior to 2013, the drill sampling QA/QC featured duplicate sampling only. The 2005 report by Roscoe Postle Associates noted that Dia Bras geologists collected field duplicate samples from split drill core after every tenth sample and submitted the samples to Chemex, in lieu of a standard QA/QC program.

Currently, all duplicate samples are initially analyzed by the Dia Bras Piedras Verdes lab, and selected mineralized intervals are then re-submitted to ALS; duplicates are selected from coarse rejects from the internal laboratory preparation.

The performance of duplicate splits show good correlation for Cu analysis as shown in Figure 11.5, as well as for Ag as shown in Figure 11.6. However, more variability for Au duplicate analysis is observed as shown in Figure 11.7.

It is recommended that Dia Bras start the use of field duplicates, fine duplicates, and coarse duplicates to evaluate the error in the core, crushing and pulverizing sampling processes. Although the second lab used is Piedras Verdes, it is recommended to start using a certified laboratory as a second lab control to evaluate the analytical error.

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Source: Dia Bras, 2020

Figure 11.5: Duplicate Sample Analysis for Cu (2018 and 2019 campaigns)

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Source: Dia Bras 2020

Figure 11.6: Duplicate Sample Analysis for Ag (2018 and 2019 campaigns)

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Source: Dia Bras 2020

Figure 11.7: Duplicate Sample Analysis for Au (2018 and 2019 campaigns)

11.4.4	Results

SRK is of the opinion that the results from the duplicate analysis suggest that the results from the PV lab compared to the ALS lab show excellent overall comparisons, and despite a relatively high percent difference on a sample by sample basis, that any bias between the two labs is negligible in terms of resource estimation.

11.4.5	Actions

Although some failures of blanks and CRMs were found, no actions have been taken. The procedures and processes for definition of actions upon detection of failures have been improved but there is no well-documented information about the actions taken when failures in blanks and CRMs are found. The general procedure is described as follows:

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•	Upon receipt of laboratory analytical reports QA/QC samples are copied and merged into a master spreadsheet which displays them on a graph, as well as designating whether they are a failure per the above criteria.

•	In the event of a failure, the database technicians communicate internally with geologists to ensure that the correct sample was submitted.

•	If this is the case, the laboratory is notified, and the batch is re-analyzed and re-reported. If no failures are noted, these analyses are transferred into the QA/QC sheets and the final drilling database is updated with the non-QA/QC samples.

11.5	Opinion on Adequacy

Dia Bras completed a very limited QA/QC program consisting of field duplicate sampling during the first few years of its exploration drilling programs. Previous technical reports deemed the level of QA/QC consistent with industry best practices, but SRK cautions, based on its extensive experience, that this is not the case.

SRK is of the opinion that, given the recent QA/QC results and comparison to the PV mill, as well as the fact that Bolivar is a producing mine with a robust production history, that the quality of the analytical data is sufficient to report mineral resources in the Indicated and Inferred categories.

SRK strongly advises Dia Bras to continue to support ongoing QA/QC monitoring and implement the use of additional controls including coarse blanks, twin samples, fine and coarse duplicates and a second lab control using a certified laboratory. It is necessary to clearly document the procedures and methods for actions taken in the event of failures.

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12	Data Verification

12.1	Procedures

SRK was provided with analytical certificates from ALS Minerals to facilitate validation of the assay database used for this MRE. SRK reviewed and cross-checked a subset of the total number of certificates (approximately 15%) and found no inconsistencies with the database. SRK has conducted similar validation exercises for previous MRE updates conducted since 2017.

12.2	Limitations

SRK did not review 100% of the analyses from the analytical certificates as a part of this report. In addition, SRK reviewed analyses from certificates that may have been previously vetted as part of past audits.

12.3	Opinion on Data Adequacy

SRK is of the opinion that the data provided is adequate for estimation of Mineral Resources.

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13	Mineral Processing and Metallurgical Testing

Bolivar’s Piedras Verdes processing plant has been in operation since late 2011. Prior to late 2011, no processing facilities were available on site, and the ore was trucked to the Cusi Mine’s Malpaso mill located 270 km by road.

Bolivar’s Piedras Verdes processing facilities started operating in October 2011 at 1,000 t/d of nominal throughput. The ore processing capacity was expanded to 2,000 t/d in mid-2013. The mill has been upgraded since and the current actual throughput is approaching 3,800 tonnes/day.

Piedras Verdes operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening of concentrates, filtration of concentrates, and tailings disposal. The plant’s flotation cells can be seen in Figure 13.1 and the process flowsheet is shown in Figure 13.2.

Piedras Verdes is consistently producing copper concentrate of commercial quality. The copper concentrate’s average assays for 2019 Q4 were 25% Cu, 570 gr/tonne Ag, and 6.8 gr/tonne Au.

Source: SRK, 2020

Figure 13.1: The Piedras Verdes Processing Plant’s Flotation Area

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Source: Sierra Metals, 2020

Figure 13.2: Piedras Verdes Flowsheet

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13.1	Testing and Procedures

The Bolivar mine’s facilities include a metallurgical laboratory at site. Sampling and testing of samples are executed on an as-needed basis considering current and future mining areas as follows:

•	Gallo Inferior;

•	Chimeneas-Brechas

•	El Salto (continuation of Gallo Inferior);

•	Bolivar West; and

•	Tajo 6900 and Tajo Mogote.

Additional testing has been performed to assess the commercial viability of producing iron ore concentrates. The available results show iron concentrate assaying approximately 61% Fe.

13.2	Recovery Estimate Assumptions

Metal recovery for copper and silver showed a consistent improvement in the period 2018 July to 2019 December (18-months). Over the same period, gold recovery showed a minor downward trend.

Recovery of solids into a concentrate (mass-pull) appears fairly consistent ranging between 2.5% and 3.6%.

A comparison of the plant’s performance shows that between 2018 Q4 and 2019 Q4:

•	Copper recovery increased by 7%

•	Silver recovery increased by 2%

•	Gold recovery decreased by 3%

•	Concentrate mass-pull increased by 3%

During 2019, Piedras Verdes consistently produced copper concentrate of commercial quality with copper grade ranging between 21.7% Cu to 28% Cu, silver content in concentrate ranging from 392 g/t to 677 g/t, and gold content in concentrate ranging from 3.2 g/t to 7.9 g/t. Metal recovery for copper, silver, and gold averaged monthly 82.9%, 78.3% and 62.3%, respectively.

An additional correlation analysis between the key metallurgical variables suggest that recovery of copper correlates positively with ore throughput, and recovery of silver correlates positively with that of copper. All other correlations analysis between head grades, recoveries, and mass-pull showed no relationship among the parameters.

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Monthly production data for the Piedras Verdes processing plant in 2019 is shown in Figure 13.3.

Source: SRK, 2020

Figure 13.3: Piedras Verdes Monthly Average Performance in 2019

These findings suggest potential substandard operational practices in the concentrator in the beginning of the period in question. Based on the more positive outcome towards the end of 2019, SRK is of the opinion that the Piedras Verdes processing plant has made major improvements that are reflected in the improved metallurgical performance shown in Figure 13.4.

Source: SRK, 2020

Figure 13.4: Monthly Cu Head Grade vs. Cu Recovery - 2019

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14	Mineral Resource Estimates

Cliff Revering, PEng, of SRK (Canada) conducted the MRE as described herein, and Glen Cole, PGeo, of SRK (Canada) reviewed the mineral resource estimation process. Findlay Craig and Ron Uken of SRK (Canada) developed the geological and mineralization domain interpretation used within this MRE, SRK has relied on the general geological knowledge and interpretation of the Bolivar area provided by Sierra Metals to guide the model development for this MRE.

14.1	Drillhole and Channel Sample Database

Information supporting the MRE is derived from data obtained from exploration drilling and underground mine production supplied by Sierra Metals.

14.1.1	Drilling Database

The resource database is comprised of 994 diamond holes, totaling 259,748 m of drilling. The drilling data consists of approximately 25,920 copper, silver, gold, zinc and lead assays. Decisions as to whether an interval is sampled is made by site geological staff during logging of the drill core. Drilling history for the project has been documented since 2003. Drilling information from some older holes has either been lost or the type of drilling is not known. These holes have been removed from the database.

The database is maintained in Microsoft® Access and was provided as Microsoft® Excel files with collar information, hole orientation, geology logging, sample assay data and geotechnical data. A summary of drill holes completed by year is provided in Table 14.1 and drill hole size is provided in Source: Sierra Metals, 2020

Table 14.2. Descriptive statistics for all drill hole sample assays are presented in

Table 14.3.

Table 14.1: Bolivar Drilling History

Year	Count	Meters	% of Total Meters
2003	1	202	0.1%
2004	93	15,770	6.1%
2005	70	12,360	4.8%
2006	61	9,959	3.8%
2007	96	21,841	8.4%
2008	95	20,826	8.0%
2009	43	5,643	2.2%
2010	28	3,736	1.4%
2011	26	6,574	2.5%
2012	40	13,032	5.0%
2013	27	11,402	4.4%
2014	30	5,830	2.2%
2015	75	18,342	7.1%
2016	51	16,585	6.4%
2017	102	40,244	15.5%
2018	70	28,022	10.8%
2019	86	29,382	11.3%
Total	994	259,748	100.0%

Source: Sierra Metals, 2020

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Table 14.2: Drilling Types

Hole Type	Count	Meters
Unknown	42	7,489
NQ	133	27,148
BTW	23	1,818
HQ_NQ	423	152,696
HQ	55	27,768
BQ	318	42,830
Total	994	259,748

Source: Sierra Metals, 2020

Table 14.3: Sample Assay Descriptive Statistics – All Drilling (length weighted)

Column	Count	Min	Max	Mean	Variance	St. Dev.	Coefficient of Variation
Au	22,435	0.0025	24.90	0.12	0.27	.52	4.33
Ag	25,920	0.0000	4,720.00	12.44	3323.34	57.65	4.63
Cu	25,920	0.0000	42.07	0.47	2.04	1.42	3.01
Pb	25,803	0.0001	8.05	0.02	0.01	0.11	6.72
Zn	25,920	0.0001	52.09	0.95	18.44	4.29	4.53

Source: Sierra Metals, 2020

14.1.2	Downhole Deviation

Of the 994 drill holes in the database, 295 have downhole deviation measurements. Almost all drill holes drilled since 2017 have been surveyed with downhole instruments including Deviflex and Reflex tools. Table 14.4 provides details on drill holes with down-hole surveys per drilling campaign.

The deviation surveys show that the initial angle of the drill setup is frequently five or more degrees off the intended azimuth for holes drilled before 2016, and that subsequent surveys taken downhole vary significantly from the first, indicating substantial deviation. The survey deviations are not consistent within the measurement data and the results indicate that un-surveyed drill holes could be materially off the planned azimuth which is recorded into the database.

As previously observed by SRK, the average azimuth downhole deviation for these surveyed holes is highly variable, with some holes exhibiting very little deviation and others more than 15° over the course of the hole. Thus, SRK is of the opinion that downhole surveys should continue to be collected with the Deviflex equipment on a regular basis and used as a matter of course during all drilling campaigns.

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Table 14.4: Drill Hole Down-hole Survey Details

Drilling Campaign Year	Number of Holes Drilled	Number of Holes Surveyed
2003	1	0
2004	93	0
2005	70	0
2006	61	0
2007	96	0
2008	95	0
2009	43	0
2010	28	0
2011	26	0
2012	40	0
2013	27	8
2014	30	0
2015	75	20
2016	51	30
2017	102	91
2018	70	66
2019	86	80
Total	994	295

Source: Sierra Metals, 2020

14.1.3	Missing and Unsampled Intervals

The handling of missing and unsampled intervals for the Bolivar data is critical for mineral resource estimation. There are many cases where samples are not present in the database for significant thicknesses, or for the entire drill hole. In most cases this is because the geologist logging the drill hole did not note mineralization or material of interest, and therefore did not sample the interval. However, there were other factors that may have contributed to intervals not having assay results. Some assays have been lost or deemed of too low confidence by Dia Bras to include in the MRE; others are partial analyses, meaning that Cu was analyzed but not Au. For example, there are approximately 3,500 less Au analyses compared to Cu, which is a function of the analytical capability of the Piedras Verdes lab prior to installation of a fire assay circuit. SRK is of the opinion that for areas where Au was not analyzed or is missing, there may be additional upside potential within the mineral resource.

In a select few obvious cases, SRK advised Dia Bras (prior to this work) that they should sample those intervals that clearly should cross the mineralized body based on other nearby drilling or sampling. Dia Bras did this and submitted modern QA/QC along with the selection of samples to effectively “infill” most of these areas.

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In general, due to uncertainties associated with missing or unsampled intervals, SRK has assigned a value of “0” to all missing or unsampled intervals.

14.2	Geological Model

Geology and mineralization models were constructed in 3D to serve as limits and guides for interpolation of grades for the MRE.

14.2.1	Bolivar Area Mineralization

An initial mineralization model for the Bolivar deposit was provided by Sierra Metals in September 2019. This was subsequently revised by SRK to incorporate additional exploration drilling conducted in Q4 2019, as well as incorporate revisions to the geological model and the cut-off grade used to define the extents of mineralization.

The revised mineralization model developed to support the 2019 year-end mineral resource estimate is comprised of four main areas of mineralization and thirty distinct zones of mineralization as depicted in Figure 14.1 and summarized in Table 14.5 . Volumetrically, the EGI area is the most significant and has been the main source of mine production since 2007. All volumes reported in Table 14.5 reflect the total volume of the interpreted models and have not been adjusted for mine depletion.

As discussed in Section 7, the dominant lithological contact controlling mineralization at Bolivar is the Piedras Verde Granodiorite with the majority of mineralization located in close proximity to this lithological unit (Figure 14.2). A cut-off grade of approximately 0.42% equivalent copper (Cu-Eq) has been used to define the mineralized zones at Bolivar, based on a metal value cut-off of US$24.25/t. Further details of cut-off criteria for mineral resource estimation are provided in Section 14.11

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Source: SRK, 2020

Figure 14.1: December 2019 Mineralization Model for Bolivar.

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Table 14.5: Bolivar Mineralization Domains and Codes

Domain	Domain Code	Volume (m3)
EGI	110	8,207,490
EGI_2	120	31,315
EGI_3	130	577,516
EGI_4	140	35,349
EGI_5	150	119,861
EGI_6	160	95,453
CHIMINEA_1	210	326,742
CHIMINEA_2	220	856,948
BNW_1	310	398,728
BNW_2	320	275,464
BNW_3	330	13,815
BNW_4	340	2,492,726
BNW_5	350	67,961
BNW_6	360	78,155
BNW_7	370	480,318
BNW_8	380	12,238
BNW_9	390	1,061,601
SKARN_1	410	185,808
SKARN_2	420	94,434
SKARN_3	430	187,316
SKARN_4	440	448,826
B_W_A	510	246,577
B_W_B	520	164,667
B_W_C	530	862,355
B_W_D	540	458,584
B_W_E	550	308,282
BWW1	610	40,330
BWW2	620	115,476
BWW3	630	138,045
BWW4	640	140,641

Source: SRK, 2020

Note: volumes are not adjusted for mine depletion

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Source: SRK, 2020

Figure 14.2: 3D View of Piedras Verde Granodiorite Relative to Mineralization Zones

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14.3	Assay Sample Summary

14.3.1	Assay Sample Length

A total of 10,052 assay samples are located within the interpreted mineralized domains at Bolivar. Sample interval lengths are variable but were predominately sampled using 1.0 m to 1.5 m sample interval lengths. Further details are provided in Figure 14.3.

Figure 14.3: Assay Sample Interval Summary Statistics

14.3.2	Assay Grade Summary

Sample analysis has typically consisted of assaying for Cu, Ag, Au, Zn, Pb, and Fe, however inclusion of Au, Fe and Pb was more inconsistent during historical drilling campaigns. The primary metals of interest currently incorporated into the MRE include Cu, Ag and Au. Summary assay statistics for the three primary metals, segregated by mineralized domain, are provided in Table 14.6 to Table 14.8.

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Table 14.6: Summary Statistics for Cu (%)

Domain	Domain Code	# of Samples	Avg. Sample Length (m)	Cu_pct (Mean)	Cu_pct (StDev)	Cu_pct (Min)	Cu_pct (Max)	Cu_pct (CV)
EGI	110	2656	1.13	0.73	568.01	0.00	8.79	778
EGI_2	120	53	1.12	1.43	596.42	0.06	3.78	417
EGI_3	130	486	1.17	1.17	845.38	0.00	12.70	724
EGI_4	140	66	0.98	0.58	347.12	0.01	7.20	601
EGI_5	150	125	1.05	1.81	1067.96	0.00	8.01	592
EGI_6	160	66	1.06	1.01	882.05	0.00	7.13	876
CHIMINEA_1	210	678	1.16	1.68	2042.93	0.00	27.50	1,217
CHIMINEA_2	220	802	1.20	0.67	885.27	0.00	19.90	1,316
BNW_1	310	140	1.17	1.16	986.90	0.00	4.24	853
BNW_2	320	121	1.21	0.90	666.25	0.00	12.15	742
BNW_3	330	12	1.22	0.55	200.62	0.00	3.27	365
BNW_4	340	546	1.19	0.57	421.72	0.00	5.78	737
BNW_5	350	17	1.01	1.31	525.68	0.14	2.85	401
BNW_6	360	21	1.16	0.84	638.52	0.00	3.35	758
BNW_7	370	116	1.14	0.60	348.08	0.00	3.55	584
BNW_8	380	5	1.42	0.57	152.22	0.35	0.77	267
BNW_9	390	113	1.31	1.06	511.63	0.00	5.56	483
SKARN_1	410	369	1.04	0.61	482.78	0.00	6.65	785
SKARN_2	420	366	1.27	0.65	2459.90	0.00	9.29	3,788
SKARN_3	430	533	1.17	1.20	1947.64	0.00	19.50	1,626
SKARN_4	440	1922	1.16	1.14	1465.53	0.00	28.30	1,289
B_W_A	510	107	1.36	1.05	484.72	0.00	7.60	460
B_W_B	520	97	1.30	0.65	365.17	0.00	6.75	561
B_W_C	530	374	1.30	1.37	1692.30	0.00	8.93	1,236
B_W_D	540	95	1.29	0.69	261.47	0.00	5.55	378
B_W_E	550	50	1.33	0.70	260.75	0.00	5.39	372
BWW1	610	12	1.42	0.83	149.61	0.34	1.34	181
BWW2	620	26	1.36	0.70	256.00	0.07	2.40	364
BWW3	630	35	1.42	1.36	492.37	0.36	4.35	361
BWW4	640	43	1.45	0.67	190.81	0.09	1.66	285

Source: SRK, 2020

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Table 14.7: Summary Statistics for Ag (gpt)

Domain	Domain Code	# of Samples	Avg. Sample Length (m)	Ag_gpt (Mean)	Ag_gpt (StDev)	Ag_gpt (Min)	Ag_gpt (Max)	Ag_gpt (CV)
EGI	110	2656	1.13	12.70	12093.93	0.00	355.00	952
EGI_2	120	53	1.12	24.78	10883.03	0.50	88.00	439
EGI_3	130	486	1.17	31.70	35295.25	0.00	1850.00	1,113
EGI_4	140	66	0.98	8.34	3620.42	0.10	44.40	434
EGI_5	150	125	1.05	32.19	19352.23	0.10	184.00	601
EGI_6	160	66	1.06	25.84	24325.38	0.10	158.00	941
CHIMINEA_1	210	678	1.16	37.23	44419.30	0.00	582.00	1,193
CHIMINEA_2	220	802	1.20	25.95	129896.42	0.30	4720.00	5,006
BNW_1	310	140	1.17	66.79	69283.86	0.00	388.00	1,037
BNW_2	320	121	1.21	33.07	22682.78	0.00	285.00	686
BNW_3	330	12	1.22	20.24	9501.51	0.00	59.70	469
BNW_4	340	546	1.19	5.01	6321.40	0.00	90.00	1,261
BNW_5	350	17	1.01	31.52	13615.32	1.00	77.00	432
BNW_6	360	21	1.16	18.68	13225.66	0.50	82.00	708
BNW_7	370	116	1.14	9.21	5902.40	0.10	54.00	641
BNW_8	380	5	1.42	8.89	4545.70	1.60	15.90	511
BNW_9	390	113	1.31	14.85	7473.17	0.50	116.00	503
SKARN_1	410	369	1.04	23.85	17531.30	0.00	420.00	735
SKARN_2	420	366	1.27	40.11	248259.39	0.00	578.00	6,190
SKARN_3	430	533	1.17	18.56	22888.27	0.10	270.00	1,233
SKARN_4	440	1922	1.16	21.73	26516.55	0.00	1050.00	1,220
B_W_A	510	107	1.36	8.91	4597.73	0.00	166.00	516
B_W_B	520	97	1.30	15.30	10250.71	0.00	226.00	670
B_W_C	530	374	1.30	44.54	72269.99	0.00	669.00	1,623
B_W_D	540	95	1.29	9.78	4112.19	0.50	81.00	420
B_W_E	550	50	1.33	13.28	7212.01	0.00	272.00	543
BWW1	610	12	1.42	14.56	8836.72	1.00	47.00	607
BWW2	620	26	1.36	9.93	4409.94	1.00	27.00	444
BWW3	630	35	1.42	27.28	26013.89	2.00	291.00	954
BWW4	640	43	1.45	6.24	4682.54	0.50	39.00	750

Source: SRK, 2020

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Table 14.8: Summary Statistics for Au (gpt)

Domain	Domain Code	# of Samples	Avg. Sample Length (m)	Au_gpt (Mean)	Au_gpt (StDev)	Au_gpt (Min)	Au_gpt (Max)	Au_gpt (CV)
EGI	110	2656	1.13	0.203	356.005	0.000	11.850	1,756
EGI_2	120	53	1.12	0.408	366.783	0.000	2.660	899
EGI_3	130	486	1.17	0.193	561.429	0.000	10.350	2,909
EGI_4	140	66	0.98	0.038	32.932	0.003	0.588	868
EGI_5	150	125	1.05	0.199	330.980	0.003	3.520	1,663
EGI_6	160	66	1.06	0.247	336.595	0.003	2.060	1,364
CHIMINEA_1	210	678	1.16	0.021	64.821	0.000	4.310	3,138
CHIMINEA_2	220	802	1.20	0.023	84.896	0.000	2.270	3,759
BNW_1	310	140	1.17	9.084	12821.545	0.000	24.900	1,412
BNW_2	320	121	1.21	0.832	1035.307	0.000	9.300	1,244
BNW_3	330	12	1.22	0.691	215.380	0.000	1.225	312
BNW_4	340	546	1.19	0.352	676.237	0.000	10.000	1,921
BNW_5	350	17	1.01	0.303	194.514	0.019	1.275	642
BNW_6	360	21	1.16	0.089	108.430	0.000	0.511	1,212
BNW_7	370	116	1.14	0.364	379.917	0.000	4.710	1,045
BNW_8	380	5	1.42	0.194	83.860	0.000	0.343	433
BNW_9	390	113	1.31	0.009	41.364	0.000	1.625	4,671
SKARN_1	410	369	1.04	0.198	172.367	0.000	5.870	871
SKARN_2	420	366	1.27	0.593	4171.019	0.000	9.610	7,038
SKARN_3	430	533	1.17	0.061	90.312	0.000	0.989	1,470
SKARN_4	440	1922	1.16	0.110	235.970	0.000	8.700	2,152
B_W_A	510	107	1.36	0.000	0.422	0.000	0.025	3,226
B_W_B	520	97	1.30	0.002	5.327	0.000	0.210	2,461
B_W_C	530	374	1.30	0.000	28.925	0.000	1.810	70,026
B_W_D	540	95	1.29	0.104	128.774	0.000	5.130	1,235
B_W_E	550	50	1.33	0.016	41.011	0.000	1.740	2,635
BWW1	610	12	1.42	0.127	63.990	0.000	0.349	504
BWW2	620	26	1.36	0.313	252.655	0.000	1.660	807
BWW3	630	35	1.42	0.670	631.892	0.000	5.140	942
BWW4	640	43	1.45	0.263	154.936	0.005	1.660	590

Source: SRK, 2020

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14.3.3	Compositing

Assay sample intervals are composited to provide common support for statistical and geostatistical analysis, and for estimation of mineral resources. Sample intervals of 1.5 m and 2.0 m represent 90% and 98% of all sample lengths (Figure 14 6), therefore a composite length of 2.0 m was selected as an optimal compositing interval. Although larger compositing intervals may reduce the variability of the composited dataset, a smaller composite length may allow finer definition of the bedding parallel mineralization.

Compositing was conducted within each domain independently. Composite intervals located along the margins of the mineralized domains smaller than 1.0m in length were incorporated into the adjacent composite intervals to remove any small residuals from the final composite data set. A summary of composite sample statistics is provided in Table 14.9 to Table 14.11.

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Table 14.9: Composited Assay Summary Statistics for Cu (%)

Domain	Domain Code	# of Comps	Cu_pct (Mean)	Cu_pct (StDev)	Cu_pct (Min)	Cu_pct (Max)	Cu_pct (CV)
EGI	110	1736	0.65	0.72	0.00	5.90	1.11
EGI_2	120	37	1.22	0.83	0.00	3.78	0.68
EGI_3	130	311	1.07	1.28	0.00	7.40	1.20
EGI_4	140	36	0.48	0.38	0.00	1.75	0.81
EGI_5	150	66	1.56	1.17	0.00	5.40	0.75
EGI_6	160	39	0.75	1.05	0.00	5.91	1.41
CHIMINEA_1	210	459	1.28	2.66	0.00	23.20	2.08
CHIMINEA_2	220	506	0.54	0.69	0.00	5.03	1.28
BNW_1	310	90	0.81	0.66	0.00	3.41	0.82
BNW_2	320	91	0.76	1.08	0.00	7.68	1.43
BNW_3	330	11	0.55	0.51	0.00	1.74	0.93
BNW_4	340	318	0.63	0.53	0.00	2.75	0.84
BNW_5	350	15	0.69	0.62	0.00	1.75	0.89
BNW_6	360	13	0.71	0.72	0.00	2.59	1.02
BNW_7	370	69	0.61	0.51	0.01	2.23	0.84
BNW_8	380	5	0.60	0.16	0.40	0.77	0.27
BNW_9	390	74	1.02	0.94	0.00	4.63	0.92
SKARN_1	410	207	0.49	0.63	0.00	3.88	1.29
SKARN_2	420	208	0.62	0.87	0.00	6.25	1.40
SKARN_3	430	363	0.89	1.52	0.00	11.88	1.72
SKARN_4	440	1230	0.86	1.67	0.00	24.28	1.93
B_W_A	510	68	0.65	0.74	0.00	2.97	1.13
B_W_B	520	63	0.68	0.87	0.00	3.76	1.28
B_W_C	530	241	1.11	1.01	0.00	5.90	0.91
B_W_D	540	75	0.81	0.89	0.00	3.77	1.10
B_W_E	550	32	0.79	0.83	0.00	2.75	1.05
BWW1	610	9	0.85	0.27	0.39	1.33	0.32
BWW2	620	17	0.72	0.41	0.24	1.70	0.57
BWW3	630	25	1.37	0.73	0.46	3.33	0.54
BWW4	640	30	0.67	0.31	0.13	1.51	0.46

Source: SRK, 2020

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Table 14.10: Composited Assay Summary Statistics for Ag (gpt)

Domain	Domain Code	# of Comps	Ag_gpt (Mean)	Ag_gpt (StDev)	Ag_gpt (Min)	Ag_gpt (Max)	Ag_gpt (CV)
EGI	110	1736	11.52	16.46	0.00	266.75	1.43
EGI_2	120	37	19.82	12.43	0.00	51.90	0.63
EGI_3	130	311	28.80	69.46	0.00	1089.00	2.41
EGI_4	140	36	7.67	5.23	0.00	19.74	0.68
EGI_5	150	66	29.51	19.60	0.23	92.41	0.66
EGI_6	160	39	19.04	26.74	0.00	103.34	1.40
CHIMINEA_1	210	459	28.64	57.00	0.00	512.05	1.99
CHIMINEA_2	220	506	20.41	139.24	0.00	2960.99	6.82
BNW_1	310	90	35.26	48.77	0.00	311.28	1.38
BNW_2	320	91	27.57	37.15	0.00	183.47	1.35
BNW_3	330	11	18.22	18.59	0.00	59.70	1.02
BNW_4	340	318	7.52	9.35	0.00	50.15	1.24
BNW_5	350	15	15.78	15.88	0.00	48.26	1.01
BNW_6	360	13	14.84	12.19	0.00	41.98	0.82
BNW_7	370	69	7.49	8.12	0.40	39.65	1.09
BNW_8	380	5	10.37	4.88	4.55	15.90	0.47
BNW_9	390	74	16.19	15.79	0.00	77.86	0.98
SKARN_1	410	207	19.18	28.59	0.00	210.10	1.49
SKARN_2	420	208	21.04	37.16	0.00	380.07	1.77
SKARN_3	430	363	15.16	19.94	0.00	206.55	1.32
SKARN_4	440	1230	18.24	33.33	0.00	610.58	1.83
B_W_A	510	68	10.32	14.11	0.00	84.46	1.37
B_W_B	520	63	19.01	27.18	0.00	113.89	1.43
B_W_C	530	241	34.93	52.21	0.00	425.64	1.49
B_W_D	540	75	10.58	12.28	0.00	52.10	1.16
B_W_E	550	32	15.89	19.34	0.00	75.88	1.22
BWW1	610	9	16.96	19.05	2.65	46.99	1.12
BWW2	620	17	10.11	7.32	1.27	26.59	0.72
BWW3	630	25	26.59	37.80	2.25	156.97	1.42
BWW4	640	30	5.80	6.88	0.50	25.19	1.19

Source: SRK, 2020

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Table 14.11: Composited Assay Summary Statistics for Au (gpt)

Domain	Domain Code	# of Comps	Au_gpt (Mean)	Au_gpt (StDev)	Au_gpt (Min)	Au_gpt (Max)	Au_gpt (CV)
EGI	110	1736	0.169	0.385	0.000	6.005	2.28
EGI_2	120	37	0.327	0.432	0.000	1.647	1.32
EGI_3	130	311	0.178	0.810	0.000	10.300	4.56
EGI_4	140	36	0.037	0.060	0.000	0.308	1.63
EGI_5	150	66	0.163	0.311	0.003	1.929	1.90
EGI_6	160	39	0.167	0.316	0.000	1.231	1.89
CHIMINEA_1	210	459	0.024	0.120	0.000	2.210	4.99
CHIMINEA_2	220	506	0.022	0.106	0.000	1.667	4.86
BNW_1	310	90	0.638	1.288	0.000	8.977	2.02
BNW_2	320	91	0.485	1.116	0.000	7.114	2.30
BNW_3	330	11	0.479	0.513	0.000	1.225	1.07
BNW_4	340	318	0.460	0.635	0.000	4.894	1.38
BNW_5	350	15	0.166	0.207	0.000	0.814	1.25
BNW_6	360	13	0.090	0.178	0.000	0.511	1.98
BNW_7	370	69	0.349	0.627	0.000	4.230	1.80
BNW_8	380	5	0.151	0.141	0.000	0.343	0.94
BNW_9	390	74	0.067	0.212	0.000	1.102	3.18
SKARN_1	410	207	0.194	0.357	0.000	2.976	1.84
SKARN_2	420	208	0.240	0.573	0.000	6.203	2.39
SKARN_3	430	363	0.051	0.078	0.000	0.552	1.51
SKARN_4	440	1230	0.104	0.325	0.000	8.700	3.12
B_W_A	510	68	0.001	0.003	0.000	0.025	4.94
B_W_B	520	63	0.014	0.030	0.000	0.176	2.23
B_W_C	530	241	0.042	0.162	0.000	1.131	3.81
B_W_D	540	75	0.372	0.673	0.000	3.945	1.81
B_W_E	550	32	0.015	0.079	0.000	0.448	5.19
BWW1	610	9	0.116	0.116	0.000	0.336	1.00
BWW2	620	17	0.338	0.502	0.000	1.415	1.48
BWW3	630	25	0.669	1.087	0.000	3.525	1.62
BWW4	640	30	0.277	0.246	0.006	1.164	0.89

Source: SRK, 2020

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14.3.4	Outlier Analysis and Grade Capping

Grade capping is a technique used to mitigate the effect that a small population of high-grade sample outliers can have during grade estimation. These high-grade samples are considered to not be representative of the general sample population and are therefore “capped” to a level that is more representative of the general data population. Although subjective, grade capping is a common industry practice when performing grade estimation for deposits that have significant grade variability.

Outlier analysis for Bolivar was conducted on the 2m composited dataset and assessed separately for each individual domain. Histograms and normal quantile plots were generated for each mineralized domain, and appropriate capping levels were selected where required. Composites were capped prior to grade estimation. A summary of grade capping levels is provided in Table 14.12 to Table 14.14

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Table 14.12: Capped Composite Summary Statistics for Cu (%)

Domain	Domain Code	# of Comps	Cu_pct (Cap Value)	Cu_pct (#'s capped)	Cu_pct (Mean)	Cu_pct (StDev)	Cu_pct (CV)
EGI	110	1736	4.5	3	0.65	0.71	1.1
EGI_2	120	37	2.2	3	1.16	0.69	0.6
EGI_3	130	311	4.8	6	1.05	1.21	1.2
EGI_4	140	36	0.95	4	0.44	0.31	0.7
EGI_5	150	66	2.8	6	1.44	0.88	0.6
EGI_6	160	39	1.5	4	0.57	0.49	0.9
CHIMINEA_1	210	459	11	7	1.18	2.14	1.8
CHIMINEA_2	220	506	2.2	10	0.51	0.57	1.1
BNW_1	310	90	1.9	5	0.78	0.57	0.7
BNW_2	320	91	2.8	3	0.68	0.73	1.1
BNW_3	330	11	N/A	N/A	0.55	0.51	0.9
BNW_4	340	318	2.2	7	0.63	0.51	0.8
BNW_5	350	15	N/A	N/A	0.69	0.62	0.9
BNW_6	360	13	N/A	N/A	0.71	0.72	1.0
BNW_7	370	69	1.1	7	0.54	0.34	0.6
BNW_8	380	5	N/A	N/A	0.60	0.16	0.3
BNW_9	390	74	2.8	4	0.99	0.84	0.8
SKARN_1	410	207	1.9	7	0.46	0.52	1.1
SKARN_2	420	208	1.8	9	0.52	0.51	1.0
SKARN_3	430	363	6	7	0.84	1.27	1.5
SKARN_4	440	1230	7.3	15	0.81	1.30	1.6
B_W_A	510	68	1.3	8	0.53	0.46	0.9
B_W_B	520	63	1.8	6	0.57	0.56	1.0
B_W_C	530	241	3.8	5	1.09	0.93	0.9
B_W_D	540	75	2.8	2	0.79	0.83	1.1
B_W_E	550	32	2	3	0.76	0.77	1.0
BWW1	610	9	N/A	N/A	0.85	0.27	0.3
BWW2	620	17	N/A	N/A	0.72	0.41	0.6
BWW3	630	25	2	3	1.26	0.52	0.4
BWW4	640	30	1.1	2	0.65	0.26	0.4

Source: SRK, 2020

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Table 14.13: Capped Composite Summary Statistics for Ag (gpt)

Domain	Domain Code	# of Comps	Ag_gpt (Cap Value)	Ag_gpt (#'s capped)	Ag_gpt (Mean)	Ag_gpt (StDev)	Ag_gpt (CV)
EGI	110	1736	115	5	11.33	14.69	1.3
EGI_2	120	37	30	5	18.16	9.36	0.5
EGI_3	130	311	120	4	24.37	26.18	1.1
EGI_4	140	36	15	3	7.37	4.63	0.6
EGI_5	150	66	55	6	27.73	15.46	0.6
EGI_6	160	39	35	6	13.20	12.15	0.9
CHIMINEA_1	210	459	300	1	28.18	53.81	1.9
CHIMINEA_2	220	506	300	3	14.00	36.11	2.6
BNW_1	310	90	135	3	32.11	36.28	1.1
BNW_2	320	91	70	8	22.55	23.22	1.0
BNW_3	330	11	N/A	N/A	18.22	18.59	1.0
BNW_4	340	318	38	5	7.39	8.87	1.2
BNW_5	350	15	N/A	N/A	15.78	15.88	1.0
BNW_6	360	13	N/A	N/A	14.84	12.19	0.8
BNW_7	370	69	27	3	7.24	7.33	1.0
BNW_8	380	5	N/A	N/A	10.37	4.88	0.5
BNW_9	390	74	35	6	14.43	11.22	0.8
SKARN_1	410	207	115	3	18.43	24.74	1.3
SKARN_2	420	208	155	1	19.96	29.04	1.5
SKARN_3	430	363	70	6	14.46	16.13	1.1
SKARN_4	440	1230	180	3	17.68	27.23	1.5
B_W_A	510	68	28	5	8.76	8.92	1.0
B_W_B	520	63	50	8	15.24	17.92	1.2
B_W_C	530	241	205	4	32.86	41.07	1.3
B_W_D	540	75	29	7	9.47	9.51	1.0
B_W_E	550	32	53	2	15.16	17.34	1.1
BWW1	610	9	N/A	N/A	16.97	19.05	1.1
BWW2	620	17	N/A	N/A	10.11	7.32	0.7
BWW3	630	25	60	2	20.24	19.88	1.0
BWW4	640	30	10	5	4.27	3.57	0.8

Source: SRK, 2020

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Table 14.14: Capped Composite Summary Statistics for Au (gpt)

Domain	Domain Code	# of Comps	Au_gpt (Cap Value)	Au_gpt (#'s capped)	Au_gpt (Mean)	Au_gpt (StDev)	Au_gpt (CV)
EGI	110	1736	2.3	7	0.162	0.325	2.0
EGI_2	120	37	0.95	3	0.286	0.329	1.1
EGI_3	130	311	1.25	7	0.113	0.235	2.1
EGI_4	140	36	0.08	3	0.026	0.022	0.8
EGI_5	150	66	0.5	4	0.124	0.145	1.2
EGI_6	160	39	N/A	N/A	0.167	0.316	1.9
CHIMINEA_1	210	459	0.21	5	0.017	0.033	2.0
CHIMINEA_2	220	506	0.19	8	0.014	0.034	2.4
BNW_1	310	90	1.7	5	0.450	0.516	1.1
BNW_2	320	91	1.9	5	0.329	0.497	1.5
BNW_3	330	11	N/A	N/A	0.479	0.513	1.1
BNW_4	340	318	2.25	10	0.434	0.520	1.2
BNW_5	350	15	N/A	N/A	0.166	0.207	1.2
BNW_6	360	13	N/A	N/A	0.090	0.178	2.0
BNW_7	370	69	1.6	2	0.301	0.398	1.3
BNW_8	380	5	N/A	N/A	0.151	0.141	0.9
BNW_9	390	74	N/A	N/A	0.067	0.212	3.2
SKARN_1	410	207	1.14	4	0.172	0.242	1.4
SKARN_2	420	208	1.6	4	0.210	0.363	1.7
SKARN_3	430	363	0.3	9	0.049	0.064	1.3
SKARN_4	440	1230	1.7	4	0.097	0.207	2.1
B_W_A	510	68	N/A	N/A	0.001	0.003	4.9
B_W_B	520	63	0.06	3	0.010	0.018	1.7
B_W_C	530	241	0.08	3	0.008	0.023	2.9
B_W_D	540	75	1.66	3	0.318	0.464	1.5
B_W_E	550	32	0.03	1	0.002	0.007	3.3
BWW1	610	9	N/A	N/A	0.116	0.116	1.0
BWW2	620	17	N/A	N/A	0.338	0.502	1.5
BWW3	630	25	0.65	5	0.274	0.281	1.0
BWW4	640	30	0.36	6	0.214	0.118	0.6

Source: SRK, 2020

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14.4	Density

Density measurements have been taken at Bolivar from both drill core and hand samples from the underground workings.

For both sample types, density has been assessed via the standard immersion method, measuring the mass of the sample in air and then water, and taking the difference between the two. In addition, Bolivar has data from ongoing production which provides an average density of material through the plant that generally fluctuates around 3.7 g/cm3.

A total of 559 density samples have been collected from drill core within the various mineralized domains at Bolivar. However, as noted in Table 14.15, many of the interpreted mineralized domains contain few density measurements. Insufficient density measurements are available to estimate density locally and therefore an average density has been assigned to the various mineralized domains.

As noted in Section 7.4, mineralization at Bolivar is locally associated with magnetite dependent on proximity to fluid flow channels. Analysis of the density measurements for Bolivar, relative to sulphide (i.e. Cu and Zn) and magnetite (i.e. Fe) mineralization suggests that density is affected by both the extent of sulphide and magnetite mineralization present. Figure 14.4 provides plots of density relative to Cu, Fe and combined Cu, Fe and Zn content.

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Table 14.15: Assigned Average Density Values for Mineralized Domains

Domain	Domain Code	Domain Group	# of Density Samples	Average Assigned Density (t/m3)
EGI	110	100	175	3.6
EGI_2	120	100	11	3.6
EGI_3	130	100	30	3.6
EGI_4	140	100	14	3.6
EGI_5	150	100	0	3.6
EGI_6	160	100	4	3.6
CHIMINEA_1	210	200	7	3.2
CHIMINEA_2	220	200	7	3.2
BNW_1	310	300	5	3.45
BNW_2	320	300	5	3.45
BNW_3	330	300	0	3.45
BNW_4	340	300	9	3.45
BNW_5	350	300	0	3.45
BNW_6	360	300	3	3.45
BNW_7	370	300	2	3.45
BNW_8	380	300	1	3.45
BNW_9	390	300	3	3.45
SKARN_1	410	400	9	3.6
SKARN_2	420	400	6	3.6
SKARN_3	430	400	63	3.6
SKARN_4	440	400	79	3.6
B_W_A	510	500	8	3.45
B_W_B	520	500	7	3.45
B_W_C	530	500	43	3.45
B_W_D	540	500	31	3.45
B_W_E	550	500	5	3.45
BWW1	610	600	1	3.2
BWW2	620	600	9	3.2
BWW3	630	600	12	3.2
BWW4	640	600	10	3.2

Source: SRK, 2020

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Figure 14.4: Scatter Plots of Density (t/m3) Relative to Cu (%), Fe(%) and Combined Cu+Fe+Zn (%) Mineralization

It is recommended to implement a systematic density measurement program of different rock types and mineralization styles within Bolivar. Drill core samples collected for density measurement should also be submitted for geochemical analysis to allow for correlation of density to sulphide and magnetite content within the various mineralization domains.

14.5	Variography

Due to limited composites within most individual mineralized domains, variogram analysis was conducted only on the larger domains (i.e. EGI, Chiminea_1, Chiminea_2, BNW_4 and B_W_C) Directional variograms for copper, silver and gold were produced for each of these domains, with the exception of B_W_C where no variogram was produced for gold. Variogram parameters are provided in Table 14.16 to Table 14.18.

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Table 14.16: Variogram Parameters for Copper

Domain	Domain Code	Nugget	Struct1				Struct2
			Sill	Major	Semi Major	Minor	Sill	Major	Semi Major	Minor	Bearing	Plunge	Dip
EGI	110	0.25	0.6	40	25	8	0.15	140	65	15	98	-8	22
CHIMINEA_1	210	0.05	0.58	15	6	8	0.37	55	16	10	115	11	-60
CHIMINEA_2	220	0.25	0.35	78	8	20	0.4	150	60	55	110	5	-62
BNW_4	340	0.2	0.56	85	37	10	0.24	155	70	15	144	12	32
B_W_C	530	0.2	0.53	6	6	6	0.27	70	70	14	-15	10	-10

Source: SRK, 2020

Table 14.17: Variogram Parameters for Silver

Domain	Domain Code	Nugget	Struct1				Struct2
			Sill	Major	Semi Major	Minor	Sill	Major	Semi Major	Minor	Bearing	Plunge	Dip
EGI	110	0.25	0.6	40	25	8	0.15	140	65	15	98	-8	22
CHIMINEA_1	210	0.05	0.46	15	8	8	0.49	60	20	12	115	11	-60
CHIMINEA_2	220	0.15	0.55	28	8	6	0.3	117	40	20	110	5	-62
BNW_4	340	0.15	0.62	55	45	10	0.23	200	100	20	144	12	32
B_W_C	530	0.2	0.64	6	6	6	0.16	70	70	14	-15	10	-10

Source: SRK, 2020

Table 14.18: Variogram Parameters for Gold

Domain	Domain Code	Nugget	Struct1				Struct2
			Sill	Major	Semi Major	Minor	Sill	Major	Semi Major	Minor	Bearing	Plunge	Dip
EGI	110	0.3	0.53	50	36	4	0.17	112	78	12	92	-8	22
CHIMINEA_1	210	0.05	0.7	8	9	8	0.25	38	27	17	82	49	-66
CHIMINEA_2	220	0.15	0.64	17	17	20	0.21	55	55	35	90	30	-56
BNW_4	340	0.15	0.59	70	38	6	0.26	195	60	13	144	12	32

Source: SRK, 2020

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14.6	Block Model Configuration

Two block models were constructed in MAPTEK® Vulcan software for the 2020 Bolivar MRE, with details provided in Table 14.9 and shown in Figure 14.5.

Table 14.19: Block Model Configuration Parameters

Origin	Bolivar East	Bolivar West
X Coordinate	10,900	8,600
Y Coordinate	8,250	9,100
Z Coordinate	1300	1100
Rotation
Bearing	50°	90°
Block Size
X	5m	5m
Y	5m	5m
Z	5m	5m
Sub-Block Size
X	1m	1m
Y	1m	1m
Z	1m	1m
Distance offsets
X	1,400	1100
Y	3,000	900
Z	700	600

Source: SRK, 2020

Source: SRK, 2020

Figure 14.5: 2020 Bolivar MRE Block Models

14.7	Estimation Parameters

Block estimation of copper, silver and gold was conducted using both Ordinary Kriging and Inverse Distance (ID2). Ordinary Kriging was used for domains which contained sufficient sample density to develop variogram models. All other domain block grades were estimated using ID2. Estimation was conducted using multiple passes, using the following generalized approach:

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•	Pass 1 search ellipse range used 60% of the variogram range

•	Pass 2 search ellipse range used 100% of the variogram range

•	Pass 3 search ellipse used approximately 150% of the variogram range

•	Pass 4 search ellipse used approximately 200% of the variogram range

Generally, the majority of blocks within each domain were estimated within the first two estimation passes, with passes 3 and 4 used to estimate blocks along the peripheries of the mineralized domains. Search ellipse and estimation parameters are summarized in Table 14-20 and Table 14.21.

For mineralized domains with significant undulating geometry, the technique of locally varying anisotropy (LVA) was used to locally adjust search orientations to better align with the geometry of the mineralized zone contacts. The LVA option in MAPTEK® Vulcan uses HW and FW surfaces to determine block scale orientation parameters to use during grade estimation. Domains where LVA was used are indicated in Table 14.20.

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Table 14.20: Search Ellipse Orientation Parameters

Domain	Domain Code	Estimation Technique	Bearing	Plunge	Dip	LVA
EGI	110	OK	Variogram			Y
EGI_2	120	ID2	112	-9	36
EGI_3	130	ID2	45	-30	27
EGI_4	140	ID2	51	-27	15	Y
EGI_5	150	ID2	50	-31	10
EGI_6	160	ID2	23	-20	-15
CHIMINEA_1	210	OK	Variogram
CHIMINEA_2	220	OK	Variogram
BNW_1	310	ID2	55	10	0	Y
BNW_2	320	ID2	117	55	15
BNW_3	330	ID2	122	-22	0
BNW_4	340	OK	Variogram			Y
BNW_5	350	ID2	30	-20	0
BNW_6	360	ID2	6	-10	0
BNW_7	370	ID2	12	-28	0
BNW_8	380	ID2	124	-12	0
BNW_9	390	ID2	130	0	23	Y
SKARN_1	410	ID2	Omni-directional
SKARN_2	420	ID2	140	0	0
SKARN_3	430	ID2	213	0	-85
SKARN_4	440	ID2	44	0	-85
B_W_A	510	ID2	90	5	0
B_W_B	520	ID2	20	0	0	Y
B_W_C	530	OK	Variogram			Y
B_W_D	540	ID2	30	38	20
B_W_E	550	ID2	0	9	0
BWW1	610	ID2	128	-10	-11
BWW2	620	ID2	132	-11	0
BWW3	630	ID2	132	-11	0
BWW4	640	ID2	130	-18	-11

Source: SRK, 2020

Table 14.21: Summary of Estimation Parameters

Estimation Pass	Min # of Composites	Max # of Composites	Max Comps per DDH	Range
				Major	Semi-Major	Minor
Pass 1	5	10	3	50	50	10
Pass 2	5	10	3	75	75	15
Pass 3	5	10	3	100	100	20
Pass 4	1	10	3	150	150	30

Source: SRK, 2020

Note: Search ellipse range parameters used for ID2 estimation

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14.8	Model Validation

Block model validation was conducted using multiple techniques including;

1.	Swath plot analysis of grade profiles between the block model, a nearest neighbour (declustered) block model and assay composites

2.	Comparison of block model mean grades to a nearest neighbour (declustered) model produced on a 1m by 1m by 1m grid.

3.	Visual inspection of estimated block grades relative to assay composites

Examples for each of the model validation techniques are provided in Figure 14.6 to Figure 14.11 In general, there is good correlation between the drill hole composite data, nearest neighbor (declustered) model and estimated block grades.

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Cu (%)
<0.001
<0.3
<0.5
<1.0
<1.5
<2.0
<5.0
<10.0
≥ 10.0
EGI Domain
Swath plot X-axis
0m
Swath plot Y-axis
1,800m

Swathplot - EGI Domain Cu (%)
Cu Grade (%)
Block Model Volume (m3)
Distance along Y-axis (m)
Composites (Cu%)
BlockModel (Cu%)
NN Model (Cu%)
Block Model Volume

Source: SRK, 2020

Figure 14.6: Swathplot of Cu (%) Grade for the EGI Domain

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Ag (gpt)
<0.001
<5
<10
<20
<30
<50
<100
≥ 100
EGI Domain
Swath plot X-axis
0m
Swath plot Y-axis
1,800m
Swathplot - EGI Domain Ag (gpt)
Ag Grade (gpt)
Block Model Volume (m3)
Distance along Y-axis (m)
Composites(Ag_gpt)
Block Model (Ag_gpt)
NN Model (Ag_gpt)
Block Model Volume

Source: SRK, 2020

Figure 14.7: Swathplot of Ag (gpt) Grade for the EGI Domain

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Figure 14.8: Comparison of Average Copper (%) Grade Between Block Model Estimate and Declustered Nearest Neighbour Model For Each Mineralized Domain (Note: Grey Bars Represent Volume of Individual Domains)

Figure 14.9: Comparison of Average Silver (gpt) Grade Between Block Model Estimate and Declustered Nearest Neighbour Model For Each Mineralized Domain (Note: Grey Bars Represent Volume of Individual Domains)

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Figure 14.10: EGI Domain Cross-section Comparison of Estimated Block Copper Grades Relative to Drill Hole Assay Composites

Figure 14.11: BNW4 Domain Cross-section Comparison of Estimated Block Copper Grades Relative to Drill Hole Assay Composites

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14.9	Mineral Resource Classification

Mineral resource classification is a subjective concept and industry best practices suggest that mineral resource classification should consider both the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim at integrating all of these concepts to delineate regular areas of similar resource classification.

Mineral resources for Bolivar have been classified as either Indicated or Inferred mineral resources. No Measured mineral resource has been defined for this deposit. CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014) define Indicated and Inferred mineral resources as follows;

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Significant factors affecting the classification include:

•	Lack of historic and consistent QA/QC program;

•	Lack of downhole surveys for most drillholes and measured deviations from planned and actual azimuths;

•	Lack of density tests of the different mineralization and rock types for all the areas;

•	Geological understanding of mineralization controls.

•	Spacing of drilling compared to observed geologic continuity;

•	Geostatistical factors suggesting ranges of reasonable influence between sampling; and

•	Bolivar is a producing mine with a successful operating history dating more than 10 years.

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The classification is generally based on the confidence in geological interpretation of the mineralization controls and block estimation passes, which are then used to guide a manually digitized polygon to assign the final classification. Generally, blocks estimated within the first two estimation passes with sufficient confidence in the drill hole data and geological model were classified as Indicated.

14.10	Depletion for Mining

Bolivar has been actively mined since 2007. As of the end of 2019, most mine production has been generated from the EGI area of the deposit (Figure 14.12); however, UG development to support mine production in the Bolivar West area (i.e. B_W) has been established during 2018 and 2019. Wireframes of all UG development and mine stopes were provided to SRK by Sierra Metals and were used to deplete the updated mineral resource model prior to reporting of mineral resources

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Plan View
10500 N
10000 N
9500 N
9000 N
9000 E
9500 E
10000 E
10500 E
11000 E
11500 E
BNW
Skarn
EGI
B_W
BWW
Looking Southwest
Skarn
B_W
EGI
BNW
Looking Northeast
Skarn
BNW
EGI
Chiminea
B_W
BWW

Source: Sierra Metals, 2020

Figure 14.12: Areas of Mine Production as of December 31, 2019

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14.11	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) defines a mineral resource as:

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling”.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade (CoG) taking into account extraction scenarios and processing recoveries. To assess this at Bolivar, SRK has calculated an economic value for each block in terms of US dollars based on the grade of contained metal in the block, multiplied by the assumed recovery for each metal, multiplied by pricing established by Sierra Metals for each commodity. Costs for mining and processing are taken from data provided by Dia Bras for their current underground mining operation.

The December 31, 2019, consolidated mineral resource statement for the Bolivar Mine area is presented in Table 14.22

Table 14.22: Consolidated Bolivar Mineral Resource Statement as of December 31, 2019(1)(2)(3)(4)

Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Moz)	Au (koz)	Cu (t)
Indicated	19.4	15.1	0.21	0.77	9.4	127.8	149,116
Inferred	21.4	14.2	0.21	0.78	9.8	145.6	167,077

(1)    Mineral resources are reported inclusive of ore reserves.

(2)	Mineral resources are not ore reserves and do not have demonstrated economic viability.
(3)	All figures are rounded to reflect the relative accuracy of the estimates.
(4)	Mineral resources are reported at a value per tonne cut-off of US$24.25/t using the following metal prices and recoveries; Cu at US$3.08/t and 88% recovery; Ag at US$17.82/oz and 78.6% recovery, Au at US$1,354/oz and 62.9% recovery.

14.12	Mineral Resource Sensitivity

To demonstrate the sensitivity of the Bolivar mineral resource to metal value cut-off, a grade-tonnage curve was developed to show changes in mineral resource tonnage and equivalent copper grade (Cu-Eq) to changes in the metal value cut-off. The grade-tonnage curve for the December 31, 2019 Bolivar MRE is provided in Figure 14.13. Cu-Eq grades are calculated incorporating recovery factors for gold and silver, and metal prices for copper, gold and silver as defined in Table 14.22

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Source: SRK, 2020

Figure 14.13: Grade-Tonnage Curve for Indicated and Inferred Mineral Resources

14.13	Previous Resource Estimates

A resource estimate for the Bolivar Mine was reported in October 2017 by SRK Consulting (U.S.), Inc. The MRE is summarized in Table 14.23.

Table 14.23: Consolidated Bolivar Mineral Resource Estimate as of October 31, 2017–

SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag	Au	Cu	Ag	Au	Cu
		(g/t)	(g/t)	(%)	(koz)	(koz)	(t)
Indicated	13,267	22.5	0.29	1.04	9,616	124	137,537
Inferred	8,012	22.4	0.42	0.96	5,779	109	76,774

Source: SRK, 2017

Compared to the previous 2017 estimated mineral resources, the current Indicated resource tonnage has increased by 46% (6.1Mt), with an associated reduction in average copper grade of 26% and, reduction in silver and gold grades of 33% and 29%, respectively. Overall metal content increased by 10,430 t of equivalent copper.

These changes are attributed to several factors, including:

•	Incorporation of lower-grade mineralization above a metal value cut-off of US$24.25 which previously was excluded from the interpreted mineralization domains.

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•	Incorporation of new zones of mineralization previously excluded from the geological model.

•	Upgrading of previous inferred resources to indicated resources based on additional drilling and a refined geological model.

Inferred mineral resources have increased by approximately 167% (13.4 Mt), with as associated reduction in copper grade of 19%, and reduction in silver and gold grades of 37% and 50%, respectively. Overall metal content has increased by 102,632 t of equivalent copper.

Changes to the Inferred mineral resource are attributed to the following factors:

•	Incorporation of lower-grade mineralization above a metal value cut-off of US$24.25 which previously was excluded from the interpreted mineralization domains.

•	Incorporation of new zones of mineralization previously excluded from the geological model.

•	Incorporation of newly discovered zones of mineralization based on additional exploration drilling conducted during 2017 to 2019.

14.14	Relevant Factors

There are no other factors pertinent to the mineral resource statement other than those stated in the above sections which SRK would expect to have a material impact on the statement.

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15	Mineral Reserve Estimates

This section summarizes the key assumptions, parameters, and methods used in the preparation of the Mineral Reserve estimate for the Bolivar Mine. The Mineral Reserve Statement presented herein has been prepared for public disclosure.

15.1	Estimation Methodology

The reserve estimation procedure used for Bolivar was to:

1.	Review the geological information and resource block model for selection of applicable mining method.
2.	Determine the modifying factors based on mining method and deposit characteristics.
3.	Determine commodity price consensus forecasts and exchange rates to be used.
4.	Determine the economic and marginal cut-off values.
5.	Calculate Net Smelter Return (NSR) factors to add NSR value field to block models.
6.	Outline the potentially mineable areas using Deswik Stope Optimizer v3 (DSO) and modified block models using NSR as the optimization field.
7.	Inferred blocks are assigned an NSR of zero as per CIM Guidelines to treat inferred resources as waste.
8.	Crown Pillars, sill pillars and post pillars are removed, internal connector drifts are added in low grade material to ensure proper access.
9.	Results are reviewed and isolated, uneconomic, or un-mineable/inaccessible shapes are removed before combining sub-shapes into mineable stopes.
10.	Export results to Excel by stope.
11.	Apply the modifying factors in Excel to each stope.
12.	Evaluate each stope shape to determine if it is Economic, Marginal or Uneconomic by comparing diluted NSR vs appropriate Cut-Off Value (COV), see (Table 15.4).
13.	Filter for stope shapes that meet criteria for inclusion in mineral reserves:
•	Economic or marginal
•	Resource class is measured or indicated
14.	Further refine the mineable areas through removal of stope and sub-stope shapes that are uneconomic, non-continuous and/or isolated from more substantial mining areas.
15.	Remove any marginal stope shapes that are not immediately adjacent to an economic stope, marginal stope shapes are only included if no significant additional development is required.
16.	Generate the mine design including development access and infrastructure required to mine the stope shapes.
17.	Generate mine sequence and production schedule.
18.	Deliver production and development profiles to metallurgy for application of recovery factors and finance for cash flow modeling and application of operating and capital costs.
19.	Prepare the Mineral Reserve Statement.

The reserve estimation process outlined above is consistent with latest industry best practice guidelines (The CIMVAL Code for the Valuation of Mineral Properties Code for the Valuation of

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Mineral Properties, Prepared by the Special Committee of the Canadian Institute of Mining, Metallurgy and Petroleum on the Valuation of Mineral Properties (CIMVAL), adopted by the CIM Council on November 29, 2019 CIM, Nov 29, 2019).

The reserve estimation procedure is completed for each orebody and then combined to generate the consolidated Bolivar LoM plan. The orebodies contained in the reserve estimation herein are the El Gallo Inferior (EGI), Skarn, Bolivar Northwest, and Bolivar West.

The mining method historically used in El Gallo Inferior is room and pillar (R&P) mining with some recent longhole mining. For purposes of this Mineral Reserve Estimate, all orebodies are assumed to be extracted using room and pillar mining. Further geotechnical work is planned by the mine to investigate broader application of longhole stoping (LHS) without backfill techniques.

15.1.1	Treatment of Inferred Mineral Resources

When running Mineable Stope Optimizer software, small amounts of incidental inferred mineral resources are included within the final shapes which then have the modifying factors applied to determine the estimated final milled tonnes and head grades.

The total amount of inferred mineral resources included within the final Mineral Reserve Estimate is 0.2%

15.2	Modifying Factors

Indicated Mineral Resources were converted to Probable Mineral Reserves by applying the appropriate modifying factors, as described herein, to the final stope shapes created during the mine design process. The mining recovery and external dilution factors used in this report are based on historical Bolivar data and are the factors used in the planning processes currently implemented at the site.

No Measured Resources are estimated and, as a result, no Proven Reserves are stated.

The in-situ tonnes and grade of each potential mining block is based on the resource block models. All Mineral Reserve tonnages are expressed as "dry” tonnes (i.e., no moisture) and are based on the density values stored in the block model.

The generalized formula for calculating the reserve tonnage in each mining block is:

•	Reserve Tonnes = (Resource Tonnes) mining block * Mining Recovery % * (1 + Dilution %)

The generalized formula for calculating the reserve grade is:

•	Reserve Grade = (Resource Grade) mining block / (1 + Dilution %)

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15.2.1	Dilution

Dilution is defined as the ratio of mined uneconomic material (waste) to mined economic material (ore).

Dilution% = Waste (t) / Ore (t)

There are two types of dilution that are considered by Bolivar: internal dilution, also called planned dilution, and external dilution, also called unplanned dilution. The total planned and unplanned dilution is listed by orebody and mining method in Table 15.1. Planned and unplanned dilution are described further in this section.

Table 15.1: Total Dilution by Orebody

Ore Body	Mining Method	Internal Dilution (%)	External Dilution (%)	Total Dilution (%)
EGI	R&P	7%	10%	17%
EGI_2	R&P	40%	10%	50%
EGI_3	R&P	10%	10%	20%
EGI_5	R&P	19%	10%	29%
Chiminea_1	R&P	9%	10%	19%
Chiminea_2	R&P	6%	10%	16%
BNW4	R&P	7%	10%	17%
SKARN3	R&P	4%	10%	14%
SKARN4	R&P	10%	10%	20%
B_W_A	R&P	4%	10%	14%
B_W_B	R&P	21%	10%	31%
B_W_C	R&P	12%	10%	22%
TOTAL		8%	10%	18%

Source: SRK, 2020

Internal Dilution

Internal dilution (planned dilution) occurs when material less than the economic cut-off value falls within a designed stope boundary (i.e., it would be drilled and blasted within the stope during mining). When using modern software tools such as DSO, internal dilution is included within the mineable stope shapes generated.

Where possible, the below cut-off value blocks were removed from the design. In some cases, practical mining considerations can make the inclusion of internal dilution unavoidable.

External Dilution

External dilution (unplanned dilution) is derived from low grade or waste grade material outside the stope design boundaries. This dilution is the result of over-break arising from poor drilling and blasting techniques, adverse geological structures, and failure within zones of adjacent weak rock.

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External dilution is expected, even under the best of circumstances, and an allowance was always made for it during the mine planning process.

An external dilution factor of 10% for R&P mining at Bolivar was provided by Dia Bras personnel and is based on historical production information. Analysis of this factor was made in previous work (SRK, 2016) and it was determined that a 10% unplanned dilution factor is reasonable for the reserve estimation; however, it is recommended that Bolivar develop a robust reconciliation program to better understand the amount of external dilution, and to evaluate mining practices that could be used to reduce dilution.

15.2.2	Mining Recovery

Mining recovery can also be described as potential ore loss during the mining process. The principal causes of ore loss are:

•	Mineralized material left behind in the form of permanent crown pillars, sill pillars, rib pillars and post pillars;

•	Underbreak – the mineralized material is not broken during blasting and remains intact;

•	Mineralized material loss within stope – the blasted material is left in the stope due to poor access for the LHD, entrapped by falls of waste rock from walls, left on the floor, or broken material that hangs up on flatter footwalls (footwalls with a shallower dip angle).

When using modern software, the permanent pillars are removed from the mineable stope shapes prior to evaluating the in-situ mineral resources that may be converted to mineral reserves.

Underbreak and material loss within the stope are referred to as mining recovery, and this has been incorporated into the reserve estimation. Given the selective nature of the room and pillar mining method with good LHD access, a mining recovery factor of 98% has been used.

Mineral resources in sill pillars, crown pillars, and vertical pillars are not included in the reserve estimation. These pillars are left in place to ensure the geotechnical stability of the stopes. Mining operations are often able to recover some portion of pillars after primary mining is complete in an area, or at the end of the mine life when the pillars are no longer required. Dia Bras is in the initial stages of studying pillar recovery options and considers pillar recovery as an opportunity to increase future reserve estimates.

15.2.3	Net Smelter Return

The mineral deposits at Bolivar are polymetallic with copper, silver and gold metals contributing to the total value of mineralized material. A net smelter return (NSR) calculation was performed on each block model block taking into account the grade, metal price, metallurgical recovery and smelter terms. The smelter terms summarized for this report includes the applicable concentrate treatment charges, refining charges, deductions, price participation, and penalty element payments.

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Metal Prices and Exchange Rate

The metal price assumptions are shown in Table 15.2 and are based on long-term consensus pricing. The metal price assumptions have been derived from CIBC Global Mining Group Consensus Commodity prices dated October 31, 2019, as provided by Sierra Metals.

Table 15.2: Unit Value Metal Price Assumptions

Cu (US$/lb)	Ag (US$/oz)	Au (US$/oz)
3.08	17.82	1,354

Source: Sierra Metals, 2019

An exchange rate of 20 Mexican Pesos per 1 $US was used to convert costs into $US.

Metallurgical Recoveries

Metallurgical recoveries were provided by Sierra Metals and are based on projected recoveries resulting from an ongoing mill upgrade program. Table 15.3 summarizes the metallurgical recoveries used in calculating the NSR factors.

Table 15.3: Metallurgical Recoveries

Process Recovery	Cu %	Ag %	Au %
Copper Concentrate	88.00	78.70	62.43

Source: Sierra Metals, 2020

Net Smelter Return (NSR) Calculations

The parameters used in the NSR calculation are summarized in Table 15.4. An NSR value was calculated for each cell in the block models using these parameters. A second NSR field was also created where cells with a resource class of Inferred or undefined were assigned an NSR value of 0. This field was used as the optimization field for the stope optimizer software in order to treat the inferred mineral resources as waste following CIM guidelines.

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Table 15.4: NSR Calculation Parameters

NSR
Parameter	Unit	Value
Metal Prices
Cu Price	US$/lb	3.08
Ag Price	US$/oz	17.82
Au Price	US$/oz	1,354.00
Process Recoveries
Cu	%	88
Ag	%	78.70
Au	%	62.43
Concentrate Grades
Cu	%	25
Ag	gpt	570
Au	gpt	6.8
Moisture content	%	8
Freight, Insurance and Marketing
Transport losses	%	0.5
Transportation	US$/wmt	42
Port	US$/wmt	9
Load	US$/wmt	40
Marketing	US$/dmt	10
Insurances	US$/wmt	10
Total	US$/dmt	102.92
Smelter Terms
Cu payable	%	96.0
Ag payable	%	90.0
Au payable	%	92.0
Cu minimum deduction	%	1
Ag minimum deduction	oz/t	0
Au minimum deduction	oz/t	0
Treatment Charges/Refining Charges (TC/RC)
Cu Concentrate TC	US$/dmt	103
Cu Refining charge	US$/lb Cu	0.103
Cu Refining cost	US$/t Cu	227.07
Cu Price Participation	US$/dmt	0.00
Average Penalties	US$/dmt	10.00
Ag Refining charge	US$/oz	0.35
Au Refining charge	US$/oz	6.00
Total treatment cost	US$/t Cu	863.68
Total cost of sales	US$/t Cu	1090.75
Net Smelter Return Factors
Cu	US$/t/%	47.5259
Ag	US$/t/gpt	0.395
Au	US$/t/gpt	24.7581

Source: SRK, 2020

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The resulting NSR equation coded into the block model was:

15.2.4	Cut-off Evaluation

The cut-off values (COV) were initially based on Bolivar’s 2020 mine budget, and the budget had been based on a change to longhole mining methods (from room and pillar) at a production rate of 5,000 tonnes/day. However, following the initial geotechnical reviews, SRK determined that the geotechnical data available to support a mining method change to longhole mining did not meet Pre-Feasibility Study standards, and therefore SRK completed the mineral reserve estimation based on the mining method used historically at the site. Thus, the mining costs were adjusted to reflect use of the more expensive room and pillar mining method at a production rate of 5,000 tonnes/day. It is SRK’s opinion that longhole mining in certain zones at Bolivar may be feasible pending further geotechnical data collection and studies.

Since the costs shown in Table 15.5 are based on tonnes milled, the COV were adjusted to allow for the expected 10% external dilution to estimate the in-situ COV to be used in the mine design process as shown in Table 15.6.

Table 15.5: Operating Costs based on 2020 Budget (Room and Pillar mining @ 5,000 tpd)

Category	Units	Room and Pillar
		(5000 tpd)
Mining Costs - Bolivar Mine	US$/t ore	10.9
Ore Transport - Mine to Piedras Verdes	US$/t ore	5.1
Processing Costs - Piedras Verdes	US$/t ore	7.59
General and Administrative Expenses	US$/t ore	2.22
Total	US$/t ore	25.81

Source: SRK, 2020

Table 15.6: Economic and Marginal Cut-offs by Mining Method

Mining Method	Economic Cut-off (US$/Milled tonne)	Marginal Cut-off (US$/Milled tonne)	Economic Cut-off (US$/Insitu tonne)	Marginal Cut-off (US$/Insitu tonne)
Room and Pillar	25.81	22.44	28.39	24.68

Source: SRK, 2020

The NSR value of each potential mining block was calculated and evaluated against the in-situ economic and marginal cut-off values. The economic cut-off can vary by mining method, but only one mining method was used in these calculations, and includes direct and indirect mining costs, processing costs, concentrate transportation, insurance, marketing, site general and administrative costs. Mining blocks with an average NSR value above the economic cut-off, that have defined access, and that are not isolated from mining areas, are classified as economic and included in the reserves.

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In some cases, marginal blocks, defined as blocks below the economic cut-off, but above the cost of direct mining and processing, are included in the reserve if they are in between or immediately adjacent to economic blocks, and it is reasonable to expect that no significant additional development would be required to extract the marginal block. Mining blocks with an NSR value below the marginal cut-off are classified as waste.

Dia Bras capitalizes its waste development, which has averaged approximately 10% of the material mined annually excluding waste rock generated by projects such the Túnel de Integración project where a new truck haulage level is being developed to remove a major bottleneck; this project is discussed in more detail in Section 18. Access to sublevels in the El Gallo Inferior room and pillar stopes is typically driven in ore, and ramp development and main haulage accounts for the majority of waste mined.

15.2.5	Mining Block Shapes

Potential mining blocks were constructed using Deswik™ software and its implementation of Mineable Stope Optimized (Deswik.SO or DSO) and Enhanced Production Scheduler (Deswik.Sched). The stope blocks output from Mineable Stope Optimized were reviewed on a level-by-level basis and were manually refined so that they could be practically mined.

Crown pillars, sill pillar levels and vertical post pillars were modelled in Deswik™ using geotechnical design criteria. The designed pillars were excluded from the Bolivar reserve estimate.

A mine design incorporating the development required to access the mining blocks and a production schedule were created. The development profile and production schedule results were used as input to evaluate the economic viability of the reserves estimated for this report.

15.3	Reserve Estimate

The Mineral Reserves are estimated in conformity with latest CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (November 2019) and are classified according to CIM Standard Definition for Mineral Resources and Mineral Reserves (May 2014) guidelines. The Mineral Reserve Statement is reported in accordance with NI 43-101 guidelines.

The reference point at which the Mineral Reserve is identified is where the ore is delivered to the processing plant referred to as mill feed.

The Bolivar Mineral Reserve Estimate is comprised of the Probable material in the El Gallo Inferior (EGI), Chimenea 1, Chimenea 2, Skarn, Bolivar Northwest, and Bolivar West orebodies.

The consolidated Mineral Reserve Statement for the Bolivar Mine is presented in Table 15.7 with an effective date of December 31, 2019, and the detailed Bolivar Mineral Reserve by Zone is shown in Table 15.8 with an effective date of December 31, 2019.

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Table 15.7: Consolidated Bolivar Mineral Reserve Estimate as of December 31, 2019 – SRK Consulting (Canada) Inc. (1)(2)(3)(4)(5)(6)(7)(8)(9)

		Mineral Reserves					Contained Metal
Mine	Classification	Tonnes (Mt)	Ag (g/t)	Cu	Au	CuEq	Ag	Cu	Au	CuEq
				(%)	(g/t)	(%)	(M oz)	(M lb)	(K oz)	(M lb)
Bolivar	Proven	-	-	-	-	-	-	-	-	-
	Probable	7.2	13.2	0.68	0.22	0.86	3.0	108.3	51.6	136.4
Total Proven and Probable		7.2	13.2	0.68	0.22	0.86	3.0	108.3	51.6	136.4

Source: SRK, 2020

(1)	Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2)	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(3)	The consolidated Bolivar Reserve Estimate is comprised of Proven and Probable Material Reserves in the EGI, Skarn, Bolivar West and Bolivar North West mining areas.
(4)	Ore reserves are reported at unit value cut-offs based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered for the calculation of metal value are: US$3.08/lb Cu, US$17.82/oz Ag, and US$1,354/oz Au.

** Metallurgical recovery assumptions are based on projected mill recoveries resulting from ongoing mill upgrades, 88.0% Cu, 78.7% Ag, and 62.43% Au.

(5)	The mining costs are based on projected costs for mining at 5,000 tpd using Room and Pillar mining methods.
(6)	The economic cut-off values used is US$25.81 per tonne milled, with marginal cut-off value of US$22.44 per tonne milled.
(7)	A 10% external dilution has been included with zero grade for room and pillar mining.
(8)	Mining recovery for room and pillar mining is estimate at 98%.
(9)	CuEq figures do not include Cu recovery but include Ag and Au recoveries.

The Copper equivalent equation used is:

CuEq = ((Grade Ag*Price Ag*Recovery Ag) + (Grade Cu*Price Cu) + (Grade Au*Price Au*Recovery Au)) / (Price Cu)

Where the Ag and Au grades are in troy oz/t and Cu grade is in %.

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Table 15.8: Detailed Bolivar Mineral Reserve Estimate by Zone as of December 31, 2019 – SRK Consulting (Canada) Inc. (1)(2)(3)(4)(5)(6)(7)(8)(9)

Zone	Category	Tonnes	Ag (g/t)	Cu (%)	Au (g/t)	Contained	Contained	Contained
		(000's)				Ag (k oz)	Cu (M lb)	Au (k oz)
El Gallo Inferior (EGI)	Proven	-	-	-	-	-	-	-
	Probable	2,206	11	0.59	0.19	783	28.6	13.2
	P+P	2,206	11	0.59	0.19	783	28.6	13.2
EGI 2	Proven	-	-	-	-	-	-	-
	Probable	48	10.4	0.7	0.2	16	0.7	0.3
	P+P	48	10.4	0.7	0.2	16	0.7	0.3
EGI 3	Proven	-	-	-	-	-	-	-
	Probable	200	26.9	1.09	0.14	173	4.8	0.9
	P+P	200	26.9	1.09	0.14	173	4.8	0.9
EGI 5	Proven	-	-	-	-	-	-	-
	Probable	29	22.2	1.14	0.1	20	0.7	0.1
	P+P	29	22.2	1.14	0.1	20	0.7	0.1
Chiminea 1	Proven	-	-	-	-	-	-	-
	Probable	41	36.9	1.56	0.02	49	1.4	0
	P+P	41	36.9	1.56	0.02	49	1.4	0
Chiminea 2	Proven	-	-	-	-	-	-	-
	Probable	195	13.7	0.64	0.01	86	2.8	0.1
	P+P	195	13.7	0.64	0.01	86	2.8	0.1
Bolivar NW 4	Proven	-	-	-	-	-	-	-
	Probable	2,394	7.6	0.63	0.45	583	33.1	34.9
	P+P	2,394	7.6	0.63	0.45	583	33.1	34.9
Skarn 3	Proven	-	-	-	-	-	-	-
	Probable	72	11.6	0.56	0.05	27	0.9	0.1
	P+P	72	11.6	0.56	0.05	27	0.9	0.1
Skarn 4	Proven	-	-	-	-	-	-	-
	Probable	464	16.7	0.72	0.12	249	7.4	1.7
	P+P	464	16.7	0.72	0.12	249	7.4	1.7
Bolivar West A	Proven	-	-	-	-	-	-	-
	Probable	356	9.8	0.64	0	113	5	0
	P+P	356	9.8	0.64	0	113	5	0
Bolivar West B	Proven	-	-	-	-	-	-	-
	Probable	235	21.7	0.75	0.01	164	3.9	0.1
	P+P	235	21.7	0.75	0.01	164	3.9	0.1
Bolivar West C	Proven	-	-	-	-	-	-	-
	Probable	944	25.8	0.91	0.01	782	18.9	0.2
	P+P	944	25.8	0.91	0.01	782	18.9	0.2
Total	Proven	-	-	-	-	-	-	-
	Probable	7,184	13.2	0.68	0.22	3,044	108.3	51.6
	P+P	7,184	13.2	0.68	0.22	3,044	108.3	51.6

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Source: SRK, 2020

(1)	Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2)	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

(3)	The consolidated Bolivar Reserve Estimate is comprised of Proven and Probable Material Reserves in the EGI, Skarn, Bolivar West and Bolivar North West mining areas.

(4)	Ore reserves are reported at unit value cut-offs based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered for the calculation of metal value are: US$3.08/lb Cu, US$17.82/oz Ag, and US$1,354/oz Au.

**	Metallurgical recovery assumptions are based on projected mill recoveries resulting from ongoing mill upgrades, 88.0% Cu, 78.7% Ag, and 62.43% Au.

(5)	The mining costs are based on projected costs for mining at 5,000 tpd using Room and Pillar mining methods.

(6)	The economic cut-off values used is US$25.81 per tonne milled, with marginal cut-off value of US$22.44 per tonne milled.

(7)	A 10% external dilution has been included with zero grade for room and pillar mining.

(8)	Mining recovery for room and pillar mining is estimate at 98%.

(9)	The Copper equivalent equation used is:

CuEq = ((Grade Ag*Price Ag*Recovery Ag) + (Grade Cu*Price Cu) + (Grade Au*Price Au*Recovery Au)) / (Price Cu)

Where the Ag and Au grades are in troy oz/t and the Cu grade is in %

15.4	Relevant Factors

Priority must be made to continue development in the Bolivar West and EGI zones, and to develop the access to the Bolivar Northwest, which is planned in 2020, in order to achieve the LoM production schedule associated with this reserve estimate. Initial review indicates that the development waste material from these areas can be stored underground in historical mine openings. Further analysis of the initial development waste handling and storage strategy is required. If underground storage in historical mine openings is not a viable solution, due to lack of space or operationally difficult to transfer waste material from the new mining areas to the historical mining areas, then an analysis of the existing surface storage locations will be required. Surface storage may also require permitting which could delay development activities in Bolivar West and Bolivar Northwest resulting in a delayed production schedule for the Bolivar Mine.

SRK knows of no other existing environmental, permitting, legal, socio-economic, marketing, political or other factors that might materially affect the mineral reserve estimate contained herein.

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16	Mining Methods

The mineral reserve at Bolivar Mine has been estimated at 7.2 Mt based on room and pillar mining methods. Previous mining at Bolivar has sometimes used lower cost longhole stope mining in areas where the ore bodies have a steeper dip angle, and the mine plans to undertake a geotechnical assessment program in 2020/2021 to expand the use of longhole mining. Historical mining has occurred in the Bolivar and El Gallo Superior orebodies, which are considered mined out. Current production at Bolivar is from the El Gallo Inferior, Chimenea 1 and 2, and the Bolivar West orebodies.

The Bolivar Mineral Reserve Estimate is comprised of the Probable material in the El Gallo Inferior (EGI), Chimenea 1, Chimenea 2, Skarn, Bolivar Northwest, and Bolivar West orebodies. Figure 16.1 shows an overview of the Bolivar area including the mineralized zones, underground access, mine camp, Piedras Verdes processing facility, and other key surface infrastructure and features. The mine design supporting the reserves estimate is shown in Figure 16.2.

Source: SRK, 2020

Figure 16.1: Bolivar Overview – Plan View

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Source: Sierra Metals, 2020

Figure 16.2: Overview of Bolivar Reserves Mine Design – Plan View

16.1	Current Mining Methods

Current production at Bolivar comes from the El Gallo Inferior, Chimenea 1 and 2 and the Bolivar West orebodies. Ore is currently hauled to the surface using one of several adits or declines accessing the orebodies and is then dumped onto small pads outside the portals. The ore is then loaded into rigid-frame, over-the-road trucks and hauled on a gravel road approximately 5.1 km south to the Piedras Verdes mill. As explained in more detail in Section 18, the mine is constructing an underground tunnel that will enable ore to be delivered via underground truck transport to a portal adjacent to the mill. This development will eliminate the impact of bad weather on the current surface truck haulage system, and will provide a lower cost and more reliable method of delivering ore to the plant.

Future production will include ore from Bolivar Northwest (NW). Bolivar NW reserves are further broken down into Bolivar NW 1, NW 2, NW 4, NW 6, NW 7, and NW Z2.

Figure 16.3 shows a plan view of the Bolivar Mine, the geology shapes, and the mined-out areas.

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Source: Sierra Metals, 2020

Figure 16.3: Plan View of Bolivar Orebody Location and Mined Out Areas

Figure 16.4 shows an isometric view of the El Gallo Inferior area and shows the Chimenea 1 and Chimenea 2 orebodies.

Source: Sierra Metals, 2020

Figure 16.4: Isometric View of El Gallo Inferior, Chimenea 1 and Chimenea 2

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Figure 16.5 shows a rotated view, looking southwest, of Bolivar Northwest 4, 1, 2, 6, 7, and Z2, as well as as-built (mined out) shapes from previous mining.

Source: Sierra Metals, 2020

Figure 16.5: Isometric View of Bolivar W, Bolivar NW and Mined-out Areas

16.2	Proposed Mining Methods

The dip angles of the Bolivar orebodies vary, with the majority as flatly dipping and suitable for the application of room and pillar (R&P) mining methods. In the past, the longhole stope (LH) mining method has sometimes been applied in orebodies that are steeper with a dip angle greater than 60°. Typical orebody dip values are shown in Table 16.1.

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Table 16.1: Typical Orebody Dip Values

Orebody	Dip Angle (°)	Average Dip Angle (°)	Mining Method
El Gallo Inferior	25-35	30	R&P
Bolivar West A	29-37	34	R&P
Bolivar West B	72-76	72	R&P, LH*
Bolivar NW 1	30-40	30	R&P
Bolivar NW 2	21-31	18	R&P
Bolivar NW 6	18-24	22	R&P
Bolivar NW 7	14	14	R&P
Bolivar NW ZN 2	25-35	30	R&P
Chimenea 1	60-63	62	R&P, LH*
Chimenea 2	65-70	68	R&P, LH*

Source: Sierra Metals, 2020

* Pending further geotechnical assessment work planned for 2020/2021

16.2.1	Room and Pillar Mining

A room and pillar design was applied in the flatly dipping orebodies in El Gallo Inferior, Bolivar West, and Bolivar Northwest. Areas where room and pillar mining is used are divided into levels measuring approximately 16 m high. Each 16 m level is further divided into sublevels of approximately 4 m. A ramp is driven and access to the middle sublevel is established in the footwall, and the initial cut in ore is developed at this middle sublevel. The roof/back is then drilled, blasted and mucked. The third cut is mined down to the lower sublevel floor. Ramps are established in ore whenever possible to minimize the mining of waste. The remaining 4 m of material is left as a sill pillar. Figure 16.6 shows a typical section through two room and pillar levels.

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Source: SRK, 2020

Figure 16.6: Typical Section Showing Room and Pillar Mining

Development dimensions are 4.5 m wide x 4.5 m high to 4.5 m wide x 5 m high, depending on the purpose, mining area and level. Ramps are designed to a 12% maximum grade for rubber tire equipment.

16.2.2	Drilling, Blasting, Loading and Hauling

Jackleg drills are used for lateral waste development and ramp development at Bolivar. Ramps are typically driven 4.5 m wide by 5 m high with ore accesses at 4.5 m wide by 4.5 m high. Electric-hydraulic jumbos are used for stope production, lateral development, and ramp development. Drill and blast design is carried out by the mine’s technical services group on site.

Two layouts for typical 4 m x 4 m production blast patterns are shown in Figure 16.7and Figure 16.8. A drill jumbo is shown drilling a production blast in El Gallo Inferior in Figure 16.9.

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Source: Sierra Metals, 2020

Figure 16.7: Typical 4 m x 4 m Blast Pattern 1

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Source: Sierra Metals, 2020

Figure 16.8: Typical 4 m x 4 m Blast Pattern 2

Source: SRK, 2017

Figure 16.9: Drill Jumbo Drilling a Pattern in an El Gallo Inferior Production Stope

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After blasting, the face is mucked by scoops, and material is loaded into trucks and hauled to the ramp portal on surface. Historically, approximately 10% of total production is waste. This percentage is estimated to increase slightly to 12% as the mine advances into areas outside of El Gallo Inferior. Waste rock is either placed in the stopes underground or hauled to the surface, and it can be used as construction material.

16.2.3	Ore and Waste Handling

The ore and waste handling strategy in El Gallo Inferior is well established and has been applied to the future production mining areas of Bolivar W and Bolivar NW. It is recommended to perform a haulage simulation to validate the ore and waste handling assumptions made for underground truck haulage from each of the three main mining areas (El Gallo Inferior, Bolivar W, Bolivar NW) to surface, as well as the surface truck haulage from surface dumps to the mill. Haulage simulation can confirm that the production targets are achievable and can identify possible traffic interference and bottlenecks.

The mine is in the process of developing a new tunnel ore delivery system that will deliver ore directly to the Piedras Verdes processing plant. This new system is described in Section 18.

16.3	Mine Method Parameters

16.3.1	Geotechnical

Skarn deposits are generally formed by infiltration of magmatic-hydrothermal fluids, resulting in alteration that overprints the genetically related intrusion and adjacent sedimentary country rocks. While alteration commonly develops close to the intrusion, fluids may migrate considerable distances along structures, lithologic contacts and bedding. These alteration structures can form weaker planes or zones.

Depending on the alteration assemblages, skarn deposits are generally described as either calcic (garnet, clinopyroxene, and wollastonite) or magnesian (olivine, phlogopite, serpentine, spinel, magnesium-rich clinopyroxene). Both the alteration and mineralization regimes in skarn deposits are magmatic-hydrothermal in origin. These affects can lead to wide variations in rock mass strengths.

The general characteristics of the deposits that make up the Bolivar orebody are:

•	Shape: Tabular

•	Thickness: variable ranging from thin (5 m) to thick (20 to 30 m)

•	Plunge: nearly flat to intermediate (50°)

•	Depths: shallow (25 m) to deep (~600 m)

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Within the deposits are second-order brittle structures. Examples of these (Falla La Increible and Falla Gallo), as well as minor structures are shown in the example geomechanical level plan (‘Reb. 740 Central Este’) in Figure 16.10. The plan shows that poorer ground conditions (lower RMR values) are coincident with these features. This is consistent with the statement in REDCO (2018); “there are local faults that control the stability of La Increible excavations and El Gallo; the first being the one that generates most of the stability problems due to the fall of wedges”. Knowing the locations of these features and the variability of the rock property values will be important for geomechanical design and mine planning.

Source: Sierra Metals, 2020

Figure 16.10: Example level plan (‘Reb. 740 Central Este’) showing geomechanical characteristics

Details of the current and historical mining methods used for each deposit are:

•	El Gallo Superior and Inferior: Room and pillar method. The areas are mined according to their rock mass characteristics and recommendations in the report by Engineers Ramos, Garcia and Nava (October 2012).

•	Chimenea: Long hole open stoping method (historical; however, future geotechnical assessment work will be undertaken to enable more longhole mining).

•	Bolivar West: The existing development was designed for long hole open stopes with the production drilling done from the bottom drive and stopes left empty after mucking. The design was subsequently changed to room and pillar.

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•	The rock mass characteristics for El Gallo Inferior, Chimenea 1, and Chimenea 2 summarized in the Preliminary Economic Assessment (REDCO, 2018) are in Table 16.2.

Table 16.2: Rock Mass Characteristics of El Gallo Inferior, Chimenea 1 and Chimenea 2

Parameters	Unit	Bolivar
		Gallo Inferior	Chimeneas 1-2
Density	t/m3	2.6
Vertical stress	MPa	8.92
Horizontal stress	MPa	24.08
Simple compression of intact rock	MPa	170 (Rock mass) and 200 (Ore)
Tensile strength of intact rock	MPa	17 (Rock mass) and 20 (Ore)
Unconfined Compressive Strength	MPa	120
Stress Reduction Factor	-	2.5
Rock Mass Rating Hanging wall	-	[RMR89:80-100] 100%	[RMR89:80-100] 36%
			[RMR89:60-80] 64%
Rock Mass Rating Ore	-	[RMR89:80-100] 92.5%	[RMR89:80-100] 44%
		[RMR89:60-80] 7.5%	[RMR89:60-80] 56%
Rock Mass Rating Footwall	-	[RMR89:80-100] 100%	[RMR89:80-100] 31%
			[RMR89:60-80] 69%
Q'	-	34 -28
N	-	21-12
Horizontal Seismic Coefficient	-	0.2

Source: REDCO, 2018

SRK makes these comments about the values presented in REDCO (2018);

•	The origins of the in-situ stress values appear to be from Sierra Metals (October 2017). The approach used was to assume the minor principal stress to be vertical and lithostatic. Major principal stress was assumed to be horizontal calculated using K of 2.7 derived from Flores and Karzulovic (2003). The stress values in the table are for a depth of 350 m.

•	The values of ‘Simple compression of intact rock’ of 170 MPa (rock mass) and 200 MPa (Ore) are referenced from Sierra Metals (October 2017). A value of 120 MPa is also provided for ‘Unconfined Compressive Strength’. It appears that these values are derived from data of six point-load tests from depths ranging from 88 m to 249 m. As commented in the report, the values increase with depth, ranging from 82 MPa to 200 MPa. This is an extremely small data set with considerable variation. Point-load tests need to be validated with laboratory UCS tests.

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•	The rock mass rating values put the rock in the ‘good’ to ‘very good’ categories. Although ranges are given and ore and wall rock categories distinguished, the spatial distribution or clustering (e.g. concentration of low values associated with faults or breccia zones) is not shown or discussed. SRK did not conduct verification of these values with logged data.

The dip of the deposit (i.e., nearly flat to ~50°), combined with variable ore thickness, makes mining on dip difficult and would require variable pillar dimensions (pillar stability is a function of pillar width compared to its height). This led to the adoption of horizontal room and pillar mining method between levels with decline and access ramps in waste. Sublevels for a given level are ramped in-ore to the next sublevel. This is a well-established method that allows flexibility in both production sequencing and ground support.

The mine currently uses the following typical room and pillar design:

•	Vertical Pillar Width: 7 m

•	Maximum Vertical Pillar Height: 12 m

•	Room Span: 9 m

In previous studies a pillar stability assessment was done using the Lunder & Pakalnis methodology (Table 16.3). Based on the lithostatic stress value listed and the assumed stress regime (Table 16.2), SRK determined that the depth for the assessment was 435 m. The pillar assessment (Table 16.3) results in an estimated Factor of Safety (FoS) of 1.23 which suggests that the current dimensions will be stable at this depth.

Table 16.3: Lunder & Pakalnis Pillar Assessment

Lunder & Pakalnis - Pillar Strength
W/H	0.58
log(W/H) + 0.75	0.52
Cpav (average pillar confinement)	0.24
k	1.28
Strength of Pillars (Sp)	100.6

Parameter	Value
Lithostatic Stress (MPa)	11.1
Pillar Induced Stress (MPa)	81.8
Factor of Safety (FoS)	1.23

Source: REDCO (2018)

SRK checked this assessment also using the Lunder & Pakalnis (1997) method, and for UCS values of 120 and 170 Mpa. SRK’s calculations resulted in Factor of Safety of 0.67 and 0.95 respectively. It appears that the error in the previous assessment was in the average pillar confinement calculation whereby the log component of the equation should be ‘log[(w/h)+0.75]’, not ‘log(w/h)+0.75’ as stated in Table 16.3.

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SRK also conducted pillar stability assessments using the room and pillar dimensions in the current mine design and the parameters in Table 16.2. Table 16.4 shows the calculated Factors of Safety for individual pillars at a range of depths below surface. The pillar strength is based on the ultimate height of 12 m. The assessment shows that pillars are predicted to be stable to a depth of around 250 m.

Table 16.4: Lunder & Pakalnis Pillar Assessment

Lunder & Pakalnis - Pillar Strength
Depth Below Surface (m)	Factor of Safety
100	2.93
150	1.95
200	1.46
250	1.17
300	0.98
350	0.84
400	0.73
450	0.65
500	0.59
550	0.53
600	0.49

Source: SRK, 2020

SRK notes that the Lunder & Pakalnis charts were developed for case histories with multi-pillar arrays while at Bolivar there is typically few pillars across the width of the orebody. This means that the Bolivar pillars are likely to be more stable than predicted by the charts. This is consistent with SRK’s observations during the site visit. Sierra Metals personnel did say that hour-glassing had been experienced in pillars that were higher than the design (up to 20 m high). This is an indicator of pillar overloading.

As stated in Lunder and Pakalnis (1997), in order to use the design guidelines with confidence, the tool needs to be calibrated with existing conditions. It is suggested that calibration is done by modifying the in-situ stress and UCS property values. There is significant uncertainty in these property values and their distributions for the deposits at Bolivar. More confidence would be achieved with additional field (in-situ stress) and laboratory strength testing, and a reliable 3D geotechnical model to interrogate the data spatially with the mine design. In discussions with SRK, Sierra Metals has indicated willingness to develop 3D geotechnical models and has made initial actions in this direction.

Based largely on the condition of the few pillars observed during the site visit, the design appears to be sound for the current mining depth (350 m) and conditions. Complexity of the mining layout, and variability in the rock properties and pillar loading could influence the validity of the empirical pillar design approach for future mining. Due to the complex 3D geometry of the mining layout, 3D numerical analyses would be needed to capture the load distribution and pillar stability.

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The current mine design is based on a single layout applied irrespective of the depth which is likely to be overestimating pillar stability in the planned deeper levels, and perhaps leaves room to optimize pillars at higher levels. The mine design should be adjusted as mining depth increases to account for the increased loading (due to depth, and as more levels are mined). This can be achieved by limiting the maximum pillar height or increasing the pillar plan dimensions. These measures would have an impact on the overall primary recovery at depth.

Discipline and good mining practices is required to maintain the minimum pillar dimensions. Poor blasting could result in over excavation and the pillar dimensions will be less than the intended 7 m. This will impact the pillar strength and stability. Especially when the pillar height approaches ultimate design height.

There is upside potential to recover some of the existing pillars in historically mined areas. The potential recovery could be as much as 20 % to 40%, depending on ground conditions and room geometries. Pillar recovery is the most dangerous of all mining activities due to the potential for sudden rockfall and adjacent pillar collapse. Pillar recovery requires a strategic approach to reduce this risk. SRK recommends that if pillars are to be recovered that the engineering plan be thoroughly reviewed from a ground stability perspective. A formal stability analysis needs to be completed prior to any pillar recovery.

Ground support standards were established since the 2017 technical report was issued. The support standards are based on the rock mass quality (RMR89). The support types are clear and the regime to be implemented is well presented on level plans. Installed ground support was observed during the underground visit. SRK noted that some areas that should have been supported was not. This suggests that compliance to the support standards requires improvement.

16.3.2	Pillar Recovery Potential and Mining Method Alternatives

Pillar recovery operations are some of the most dangerous of all mining activities because of the potential for sudden rockfall and adjacent pillar collapse when removing the pillars. The strategic use of artificial active or passive ground support (e.g., bolting, timber sets, grout cans, tight backfilling, etc.) can reduce the rock fall risk. A slender vertical pillar is shown in Figure 16.11.

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Source: SRK, 2019

Figure 16.11: Example of Slender Pillar

Although the Bolivar mine has no immediate plans to recover any pillars, the future recovery of pillars remains a potential option for the mine that warrants further investigation and it is recommended that before any pillars are recovered, a formal stability analysis should be completed. Dia Bras personnel have indicated their intention to develop methods for the safe extraction of pillars, as well as optimizing or modifying the current room and pillar mining method to improve the overall operation. These initiatives have the potential for increasing reserves and mine life in future resource and reserves updates (they are currently not included in the reserve). Recommendations are made below to initiate the study of pillar recovery.

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There is uncertainty in the tonnage and grade of material remaining in pillars. There are two primary causes for this uncertainty. First, while mined out areas are surveyed on a regular basis, some of the mined-out volume models are not updated with the latest information, or they are not in the correct position. This is especially true in El Gallo Superior where there is a low degree of confidence in the accuracy of the as-built models. The second cause of uncertainty is in the grade of the material left in pillars. Channel samples have been collected, but much of the information is stored in 2D AutoCAD® drawings and are not in a usable form for reserve estimation purposes.

Dia Bras completed a project to perform a whole mine survey using Light Detection and Ranging (LiDAR) technology in 2017. The site is planning to evaluate their existing channel samples database and, where necessary, collect new samples in order to increase the confidence in the grade estimation of the pillar material. Improving the mine as-built model and the channel samples database will allow the site to review, quantify, and prioritize pillar material for extraction.

Several potential mining options exist for pillar extraction. In the 2017 technical report, SRK recommended that a trade-off study be done to determine the feasibility of the pillar recovery scenarios listed below. At the time that this report was being prepared in 2020, the Bolivar Mine had not yet performed the trade-off study.

•	Scenario 1: Pillar recovery with no backfill

•	Focus on recovering pillars without additional support generated by backfilling mined out areas.

•	Requirements:

–	Site visit and geotechnical characterization of existing pillars;

–	Pillar rating assessment;

–	Numerical modelling to characterize pillar stress conditions;

–	Pillar extraction sequence and impact on stability of other pillars; and

–	Assessment of pillar extraction.

•	Scenario 2: Post pillar cut-and-fill with rock fill

•	Potentially utilize rock fill to provide additional ground support for pillar recovery. May result in updated pillar dimensions for new areas;

•	Requirements:

–	All as shown for Scenario 1; and

–	Empirical pillar design criteria;

–	Pillar design by mining levels including access (an update to the long-term mine layout);

–	Numerical simulation to assess impact of rock fill on pillar stability;

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–	Pillar optimization: grid location and orientation; and

–	Numerical simulation of optimized pillars with rock fill.

•	Scenario 3: Post pillar cut-and-fill with compacted tailings

•	Will result in confirmation or updates to pillar dimension recommendations, a back-fill specification for the compacted tailings, and an updated mine layout and sequence;

•	Requirements:

–	All under Scenario 1; and

–	Compacted tailings specifications;

–	Numerical simulation optimized pillars with tailing; and

–	Mine sequence evaluation

•	Scenario 4: Pillar-less cut-and-fill mining with cemented paste fill

•	A new mining method for the operation where cut-and-fill mining occurs with ground support provided by cemented paste backfill;

•	Requirements:

–	All under Scenario 1; and

–	Paste specifications;

–	Numerical modelling of support;

–	Trade-off for method implementation; and

–	Mine planning including new required infrastructure.

The mine does not produce enough waste rock to backfill all areas previously mined and recover the remaining pillars. The ability to utilize existing and future tailings as backfill may be an attractive option for both the handling of mine tailings and obtaining fill material for pillar recovery.

An additional pillar recovery scenario identified would not require backfill. The scenario is to develop a recovery sublevel in waste directly underneath the vertical pillars as shown in Figure 16.12. The proposed method would serve to undercut the remaining pillars with a recovery sublevel then to drill upholes into the pillars and blast to induce pillar caving. As pillars are recovered, all structural support would be removed, allowing the ground to collapse.

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Source: Sierra Metals, 2020

Figure 16.12: Proposed Pillar Recovery Program Scheme

Further study is required to determine the feasibility of these options.

16.3.3	Hydrological

A hydrogeological review has not been undertaken by SRK. The mine is currently considered “dry” and has been historically dry with periodic water inflows into the portals due to seasonal rains. Currently, the mine does not require any large-scale dewatering.

16.4	Underground Stope Optimization

Stoping block shapes were constructed for each ore zone and mining method identified using the MSO routine provided within Deswik™ software and its implementation of Mineable Stope Optimized (Deswik.SO or DSO), and Enhanced Production Scheduler (Deswik.Sched). MSO requires the input of several key parameters and then interrogates the resource block model against permutations of simplified mining shapes to outline a potentially economic Mineral Resource at a given cut-off value. Key parameters used for stope optimization are provided in Table 16.5.

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Table 16.5: Stope Optimization Parameters for Room & Pillar Mining Method

Mining Method	Room & Pillar
Minimum Stope Length (m)	4
Stope Height (m)	4
Stope Width (m)	6
Pillar Width (m)	7
Minimum Stope Dip (°)	70
Maximum Stope Dip (°)	90
Span (m)	12
Marginal Cut-off (US$/t)	26.5
Economic Cut-off (US$/t)	31.6
Stope Orientation	Perpendicular to Orebody

Source: Sierra Metals, 2020

A schematic of the stope design dimensions used in MSO are presented in Figure 16.13.

Source: Sierra Metals, 2020

Figure 16.13: MSO Base Design for Room and Pillar

Tonnes and grade for each stope shape were further processed in spreadsheets to apply the mining recovery, external dilution (at 0 grade), and to calculate an NSR for the diluted and recovered material. Blocks were classified as economic, marginal or waste based on the NSR value of the mining block and cut-off for the area. The blocks meeting the reserve criteria were visually inspected and isolated blocks were identified and removed from the reserves. Details of the process used are described in Section 15. Marginal blocks immediately adjacent to economic blocks were considered and included in the reserves if it was reasonable to expect that no significant additional development would be required to exploit the marginal block.

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Figure 16.4 shows a designed level section in Bolivar Northwest. The ramp is designed in the footwall, and access to the level is via a crosscut. This example shows where mining through lower grade material can provide access to other minable blocks. Use of sampling and ore control practices will allow the proper determination to be made whether to send the low-grade material to the mill.

Source: Sierra Metals, 2020

Figure 16.14: Level Design in Bolivar Northwest

In operations, pillar placement should be optimized taking into account ore grades, room size and pillar size with field evaluation of the geotechnical conditions of the ore, waste rock, and the overall stability of the opening to ensure safe extraction.

Figure 16.15 through to Figure 16.19 show all of the mining areas with the development required to access the areas. Labels are provided to identify key features. As shown in Figure 16.20, significant development is required in Bolivar Northwest to access the deeper zones of those orebodies.

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Source: Sierra Metals, 2020

Figure 16.15: Plan View of El Gallo Inferior and Chimenea Reserve Blocks and Development - View below elevation 1780

Source: Sierra Metals, 2020

Figure 16.16: Isometric view of El Gallo Inferior and Chimenea Reserve Blocks and Development

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Source: Sierra Metals, 2020

Figure 16.17: Plan View of Bolivar West Reserve Blocks and Development

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Source: Sierra Metals, 2020

Figure 16.18: Rotated View of Bolivar West Reserve Blocks and Development

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Source: Sierra Metals, 2020

Figure 16.19: Plan View of Bolivar Northwest Reserve Blocks and Development

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Source: Sierra Metals, 2020

Figure 16.20: Rotated View of Bolivar Northwest Reserve Blocks and Development

16.5	Mine Production Schedule

A Life of Mine (LoM) production schedule was generated for the Bolivar reserves and is shown in Table 16.6. The start date of this schedule is January 2020 as this is the month immediately following the cut-off date of the mine-out data used in this report. Typical mining rates of 5,000 t/day ore and 500 t/day waste were applied. Based on historical actuals, an average rate of 8 m/d was used for development in waste and 9 m/d for development in ore.

Without requiring material capital investment for processing plant expansion or for additional underground mining equipment, the mine has been steadily increasing its daily production rate. In 2019, the mine achieved an average daily production rate of just over 3,500 tpd and the production rate reached over 4,500 tpd in the month December 2019. In early 2020, the mine has achieved over 5,000 tpd numerous times and the mine is planning to target a long-term production rate of 5,000 tpd without making any material capital expenditures.

The mine has been able to make these increases in production through better equipment maintenance (greater mechanical availability), improved utilization of the processing plant, improved mine planning, and more effective operations management. Many of the mine’s operations management team have been replaced with more experienced mining personnel from Mexico, Peru and elsewhere.

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Table 16.6: Bolivar LoM Production Plan

Item	unit	2020	2021	2022	2023	2024	Total
B_W_A	tonnes	-	-	-	247,539	108,750	356,290
B_W_B	tonnes	189,847	-	-	-	-	189,847
B_W_C	tonnes	441,573	339,471	107,314	105,068	-	993,426
BNW_4	tonnes	-	512,513	553,095	735,453	367,617	2,168,677
BNW4	tonnes	9,130	62,915	47,703	48,487	3,073	171,308
CHIMINEA_1	tonnes	29,717	-	10,743	-	-	40,460
CHIMINEA_2	tonnes	100,763	58,865	35,216	-	-	194,844
EGI	tonnes	566,558	356,934	672,326	442,884	208,756	2,247,458
EGI_3	tonnes	150,913	43,571	4,471	-	-	198,955
EGI_5	tonnes	28,669	-	-	-	-	28,669
SKARN_3	tonnes	20,296	52,324	-	-	-	72,620
SKARN_4	tonnes	53,209	212,813	183,549	13,734	-	463,305
Ore Mined	tonnes	1,590,675	1,639,406	1,614,416	1,593,166	688,196	7,125,859
Waste Mined	tonnes	631,834	435,224	496,894	122,553	15,817	1,702,323
Total Mined	tonnes	2,222,509	2,074,630	2,111,310	1,715,719	704,013	8,828,182
Cu (mill feed)%		0.68	0.84	0.76	0.61	0.59	0.68
Cu (mill feed)	tonnes	13,333	12,382	9,845	9,396	3,802	48,759
Ag (mill feed)	g/t	20.05	15.43	10.69	9.49	6.79	13.22
Ag (mill feed)	oz	1,025,239	812,902	554,927	485,776	150,285	3,029,129
Au (mill feed)	g/t	0.1	0.26	0.25	0.25	0.26	0.22
Au (mill feed)	oz	5,273	13,867	13,149	12,796	5,786	50,872
Horizontal Waste Development	m	1,438	694	1,192	808	159	4,290
Vertical Waste Development	m	1,001	676	451	89	31	2,248
Preparation (Ore)	m	226	1,070	793	806	51	2,946

Source: SRK, 2020

16.6	Development Profile

Level accesses and on-level development were designed using Deswik software. The development and infrastructure designs were used to generate the development quantities. A development allowance of 20% was added to the design centerline lengths to account for the items not designed in detail. The development quantities and current advance rates were used to generate Bolivar’s LoM development schedule shown in Table 16.7.

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Table 16.7: Development Plan per Type of Infrastructure

Zone	Type	2020	2021	2022	2023	2024	Total (m)
El Gallo Inferior	Ramps (m)	538	1,031	478	284	-	2,331
	Access (m)	832	79	225	134	101	1,371
	Vertical (m)	323	24	152	38	11	548
	Total (m)	1,693	1,134	856	456	112	4,250
El Gallo Superior	Ramps (m)	666	-	-	-	-	666
	Access (m)	178	96	-	-	-	274
	Vertical (m)	-	-	-	-	-	-
	Total (m)	844	96	-	-	-	940
Bolivar NW Zone	Ramps (m)	1,017	258	450	443	53	2,221
	Access (m)	305	1,359	1,225	1,451	109	4,449
	Vertical (m)	241	127	134	51	19	572
	Total (m)	1,563	1,744	1,809	1,945	181	7,242
Bolivar W Zone	Ramps (m)	439	159	651	-	-	1,250
	Access (m)	85	52	286	20	-	444
	Vertical (m)	-	67	165	-	-	232
	Total (m)	525	279	1,102	20	-	1,925
Skarn	Ramps (m)	639	331	112	-	-	1,082
	Access (m)	239	178	209	9	-	634
	Vertical (m)	141	46	-	-	-	188
	Total (m)	1,019	555	321	9	-	1,904
Ore Delivery Tunnel	Ramps (m)	1,488	1,623	2,339	6	-	5,457
	Access (m)	25	-	40	-	-	65
	Vertical (m)	296	412	-	-	-	708
	Total (m)	1,809	2,035	2,379	6	-	6,229
Total (m)		7,453	5,842	6,467	2,435	294	22,491

Source: SRK, 2020

16.7	Waste Storage

Currently, development waste material is hauled by LHD and placed into historical workings resulting in approximately 30% to 40% fill factor. Consideration should be made to invest in equipment to pack the waste rock into the stope to improve the fill factor and to increase the amount of underground storage capacity. Historically, approximately 90% of waste material has been stored underground in old mine workings with the remainder sent to surface for use in construction.

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For the early stage of development in Bolivar NW and Bolivar W, waste material will be hauled to surface and then hauled for placement underground in El Gallo Inferior and other historical mined out areas. Initial review indicates that the development waste material from these areas can be stored underground in historical mine openings. Further analysis of the initial development waste handling and storage strategy is required. If underground storage in historical mine openings is not a viable solution, due to lack of space or operationally difficult to transfer waste material from the new mining areas to the historical mining areas, then an analysis of the surface storage locations will be required.

16.8	Major Mining Equipment

A list of the major underground mining equipment currently used at Bolivar Mine is included in Table 16.8. The equipment list was used as a reference point to estimate the number of equipment required to achieve the Bolivar Life of Mine plan.

Table 16.8: Current List of Major Underground Mining Equipment at Bolivar

Mining Equipment	Capacity
Mining Trucks
Truck Low Profile Joy 16 Td Ns.4560	16 t
Truck Low Profile Atlas Copco MT-431B	30 t
RDH Haulmaster 800	30 t
RDH MT420 17-1020	30 t
RDH MT420 17-1021	30 t
Scoop Tram
Scoop Tram Atlas Copco ST-6C	6 yd3
Scoop Tram MTI Lt 1050	6 yd3
Scoop Tram Aramine ST-14	8 yd3
Scoop Tram Aramine ST-14	8 yd3
Scoop Tram Aramine ST-14	8 yd3
Scoop Tram Atlas Copco ST-3.5 C	3.5 yd3
Jumbo Drill
Atlas Copco Boomer S1D	14 ft
Boomer 252 Serie Cnn16Ure0029	16 ft
MTI vein runner II	12 ft
Frontonero Troidon 66 Xp Jmc-367	14 ft
Bolter 88 Empernador Serie Jmc-378 ANCLADOR	15 ft
Frontonero Troidon 66- Xp	16 ft

Source: Dia Bras, 2020

Bolivar Mine also has surface equipment to haul ore to the Piedras Verdes processing plant. This equipment consists of 18-t average capacity trucks (e.g., FMX 440 Volvo, 30-t nominal capacity).

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Equipment performance was calculated and validated using actual operational performance data provided by Dia Bras. The equipment performance was used to estimate the quantity of equipment required for the production and development plan of the Bolivar Mine. The maximum number of equipment required to meet the production plan is listed by mining area and totaled for Bolivar Mine in Table 16.9. The number of underground personnel required to operate the equipment is also listed for reference.

Table 16.9: Planned Underground Mining Equipment

Equipment by Mining Area	Number
Jumbo (Development) El Gallo Inferior Zone	1
Jumbo (Development) Bolivar NW Zone	1
Jumbo (Development) Bolivar W Zone	1
Jumbo (Production) El Gallo Inferior Zone	5
Jumbo (Production) Bolivar NW Zone	4
Jumbo (Production) Bolivar W Zone	4
Scoop 8 yd3 El Gallo Inferior Zone	3
Scoop 8 yd3 Bolivar NW Zone	2
Scoop 8 yd3 Bolivar W Zone	3
Dumper El Gallo Inferior Zone 30 t	6
Dumper Bolivar NW Zone 30 t	9
Dumper Bolivar W Zone 30 t	10
Dump Truck (to Processing Plant) El Gallo Inferior Zone	16
Dump Truck (to Processing Plant) Bolivar NW Zone	14
Dump Truck (to Processing Plant) Bolivar W Zone	16
Total Equipment – Bolivar Mine	Max
Total Jumbo (Development)	4
Total Jumbo (Production)	8
Total Scoop 8 yd3	8
Total Dumpers 30 t	16
Dump Truck (to Processing Plant) El Gallo Inferior Zone	23
Personnel	76

Source: Dia Bras, 2020

The equipment will be shared for development and production activities. The equipment estimate considers a spare scoop, dumper, jumbo, and truck as contingency. This extra equipment could be used in any orebody as necessary. An auxiliary mine equipment list was provided by the mine and is listed in Table 16.10 for reference.

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Table 16.10: Auxiliary Mining Equipment

Auxiliary Equipment
Pick-up
No Ec 40 Dodge 2014
No Ec 51 Dodge 2014
No Ec 55 Dodge 2014
No Ec 61 Dodge 2014
Nissan Pick Up (Powder Magazine)
No Ec 9 Mitsubishi 2017
No Ec 11 Mitsubishi 2017
No Ec 56 Mitsubishi 2017
No Ec 58 Mitsubishi 2017
Surface Equipment
Truck for personnel 95 No.1 (26P)
Truck for personnel 02 (50P) '76
Sterling Truck 2005 (Water tank)
Freightliner Truck 2007 (Water tank)
Motor Grader 72V16992 Caterpillar 140G
Underground repair
Scissor lifts 4927 Getman A-64
Boart Longyear StopeMaster
Marcotte ANFO Truck M40 Minejack

Source: Dia Bras, 2020

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16.9	Ventilation

In the past, the Bolivar Mine has relied on natural ventilation, and as a result airflow through the mine varied in quantity and direction as the atmospheric conditions on the surface change. Bolivar personnel have modeled the workings and airflow for the mine in Ventsim™ as illustrated in Figure 16.21.

Source: Dia Bras, 2020

Figure 16.21: Dia Bras Ventilation Model for Existing Workings

As mining progresses into other zones such as Bolivar West, Bolivar Northwest, and further east in El Gallo Inferior, a forced ventilation system is required, and some ventilation fans have already been installed to provide superior ventilation.

Table 16.11 shows the mine equipment used in determining the mine total airflow under the current operating scenario. Commonly used airflow requirement assumptions of 100 cfm/bhp (0.06 m3/s per kW) was used for equipment and 55 cfm/person (0.026 m3/sec per person) for personnel; ore production rate was based on 5,000 t/day.

Table 16.11: Ventilation Requirements for Equipment and Personnel

Item	Count	Total Diesel Engine Horsepower (hp)	% Effective Utilization	Personnel Requirement (cfm)	Equipment Requirement (cfm)/hp	Total (cfm)	Total (m3/sec)
Truck	16	3,680	74		100	271,216	128
Drill Jumbo	12	1,214	50		100	60,700	29
Scoop Tram	8	1,837	72		100	134,866	64
Personnel	76		100	55		4,180	2
Total						140,483	222

Source: Sierra Metals, 2020

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Using the Life of Mine production schedule, a simplified ventilation model was generated for the three main mining areas. The maximum airflow through the mine was calculated by summing the airflow requirements of the equipment and personnel working in each zone at peak production. An additional 10% was then added for contingency (losses). It was assumed that all vehicles would be turned off when not in use for extended periods. The ventilation requirements by mining area is shown in Table 16.12.

In El Gallo Inferior, Bolivar West and Bolivar Northwest, a forcing system is employed in order to deliver fresh air directly to the stopes and levels. The fresh air is pulled through the mine access portals by surface fans located at the top of exhaust raises located in each of the mining areas. The fresh air is delivered to the orebody access ramps and then directed to production areas using auxiliary vent fans and ducting. Air is exhausted through a series of internal ventilation raises that connect to surface through a raisebore vent raise.

The vent system for Bolivar W, Bolivar NW, and El Gallo Inferior are depicted in Figure 16.22, Figure 16.23,Figure 16.24. A schematic of the overall vent system is shown in Figure 16.25.

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Table 16.12: Ventilation Requirements by Mining Area

El Gallo Zone - cfm/Equipment (underground equipment)
Equipment	2020	2021	2022	2023	2024	2025
Jumbo (Development)	9,994	14,991	9,994	-	-	-
Jumbo (Production)	7,496	11,993	11,993	-	-	-
Scoop 8 yd3	50,120	75,180	75,180	-	-	-
Dumper 30 t	125,725	157,157	157,157	-	-	-
Personnel	3,814	4,344	4,344	-	-	-
Total + 10% Losses	216,864	290,032	284,535	-	-	-
Air Requirement (m3/sec)
Equipment	2020	2021	2022	2023	2024	2025
Jumbo (Development)	4.7	7.1	7.1	-	-	-
Jumbo (Production)	2.8	4.2	4.2	-	-	-
Scoop 8 yd3	23.7	35.5	35.5	-	-	-
Dumper 30 t	59.3	74.2	74.2	-	-	-
Personnel	1.8	2.05	2.1	-	-	-
Total + 10% Losses	101.6	135	135	-	-	-
Bolivar NW Cieneguita - cfm/Equipment (underground equipment)
Equipment	2020	2021	2022	2023	2024	2025
Jumbo (Development)	3,498	9,994	19,988	24,985	24,985	19,988
Jumbo (Production)	-		5,996	17,989	17,989	17,989
Scoop 8 yd3	25,060	25,060	62,250	125,301	125,301	125,301
Dumper 30 t	31,431	62,863	125,725	282,882	282,882	282,882
Personnel	636	636	3,814	6,145	6,145	6,145
Total + 10% Losses	66,688	108,408	239,550	503,032	503,032	497,536
Air Requirement (m3/sec)
Equipment	2020	2021	2022	2023	2024	2025
Jumbo (Development)	1.7	2.4	9.4	11.8	11.8	9.4
Jumbo (Production)	-	0.4	2.8	8.5	8.5	8.5
Scoop 8 yd3	11.8	11.8	29.6	59.1	59.1	59.1
Dumper 30 t	14.8	29.7	59.3	133.5	133.5	133.5
Personnel	0.3	0.3	1.8	2.9	2.9	2.9
Total + 10% Losses	31.5	49	113	237	237	235
Bolivar W - cfm/Equipment (underground equipment)
Equipment	2020	2021	2022	2023	2024	2025
Jumbo (Development)	9,994	4,997	-	-	-	-
Jumbo (Production)	7,496	5,996	-	-	-	-
Scoop 8 yd3	50,120	25,060	-	-	-	-
Dumper 30 t	125,725	62,863	-	-	-	-
Personnel	3,814	3,814	-	-	-	-
Total + 10% Losses	216,864	113,003	-	-	-	-
Air Requirement (m3/sec)
Equipment	2020	2021	2022	2023	2024	2025
Jumbo (Development)	4.7	2.4	-	-	-	-
Jumbo (Production)	2.8	1.7	-	-	-	-
Scoop 8 yd3	23.7	11.8	-	-	-	-
Dumper 30 t	59.3	29.7	-	-	-	-
Personnel	1.8	1.8	-	-	-	-
Total + 10% Losses	101.6	52	-	-	-	-

Source: Sierra Metals, 2020

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Source: Sierra Metals, 2020

Figure 16.22: Bolivar West Ventilation Raise Location

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Source: Sierra Metals, 2020

Figure 16.23: Bolivar Northwest Ventilation Raise Location

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Source: Sierra Metals, 2020

Figure 16.24: El Gallo Inferior Ventilation Raise Location

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Source: Sierra Metals, 2020

Figure 16.25: Bolivar W/Bolivar NW/El Gallo Inferior Key Ventilation Development Layout

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17	Recovery Methods

Dia Bras operates the Piedras Verdes conventional concentration plant consisting of crushing, grinding, flotation, thickening and concentrate filtration processes. Thickened flotation tails are placed into a conventional tailings storage facility and the mine is converting to the use of dry stack tailings in mid-2020.

A simplified block diagram of the processing plant is shown in Figure 17.1.

Source: Sierra Metals, 2020

Figure 17.1: Piedras Verdes Mill – Block Flow Diagram

17.1.1	Crushing Stage

The crushing stage is supplied with ore hauled from the mine site using contractor operated haul trucks. A typical haul truck has approximately 20 tonnes capacity and delivers ore from the mine area to the primary crusher’s ore stockpiling area. Trucks can dump directly to the primary crusher or alternatively, to one of several stockpiles. Typically, a front-end loader reclaims ore from the stockpiles and then feeds the jaw crusher.

The crushing plant is fed through a hopper equipped with a 20-inch x 20-inch static grizzly that discharges to a jaw crusher operating in open circuit. The nominal four-inch material discharging from the jaw crusher is classified by two double-deck vibrating screens. The top screen is two inches by one inch and the bottom screen is 3/4 inch by 3/8 inch. Material smaller than 3/8 inch becomes the final crushed product that is transferred to two silos having an individual capacity of 1,000 tonnes each. The vibrating screen’s oversize feeds a secondary crushing stage consisting of two cone crushers. The top screen is conveyed to a Sandvik HC660 cone crusher and the bottom screen oversize is conveyed to a Metso HP-300 cone crusher. The cone crusher’s discharge joins the primary crusher’s discharge and feeds the double-deck vibrating screens.

17.1.2	Grinding Circuit

Feed to the grinding circuit is sourced from two 1,000 tonne silos that hold the final crushed product from the crushing plant. The grinding circuit consists of conventional ball mills operating in closed-circuit operation with hydrocyclones. Two 9.5 ft x 14 ft ball mills operate in parallel, each one in closed circuit with a hydrocyclone cluster. The two ball mills underwent complete overhauls during

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the end of 2017 to improve mechanical availability. The hydrocyclones were changed from D26 to D20 to improve plant stability. The product size in the cyclone overflow ranges between 34% and 48% passing 75 micrometers, with an average size of 43.5% passing 75 micrometers. The hydrocyclone overflow feeds the flotation circuit. The hydrocyclone underflow stream is returned to the ball mills for further size reduction.

17.1.3	Flotation Circuit

The flotation circuit operates three identical parallel flotation lines. Each flotation line includes a 12 ft x 12 ft conditioning tank and three DR 300 ft3 rougher flotation cells. From the rougher cells, the overflow feeds the cleaning cells. The cleaning flotation cells consist of two DR 300 ft3 primary cleaner flotation cells, three Sub A 100-ft3 secondary flotation cells and two Sub A 100 ft3 tertiary cleaning flotation cells. The rougher flotation tails feed the rougher-scavenger stage which consists of four DR 300 ft3 flotation cells. The final copper concentrate typically comes from the second cleaner flotation product; however, if it does not meet the desired specification, then the concentrate is sent to the third cleaner cells. Tails from the rougher-scavenger cells become the processing plant’s final tails.

17.1.4	Thickening and Filtration

The flotation concentrate is thickened in a 40 ft x 10 ft thickener before being dewatered using three vacuum filters. A 50 ft x 10 f thickener is also installed and used on an as-needed basis. Solids are thickened to greater than 40% solids by weight in the thickener underflow and filtered using a Dorr-Oliver 8 ft x 10 ft disc filter. Filtrate from the disc filter is recycled back to the thickener and the thickener overflow is recycled back to the process. A standby disc filter is also installed. The filter copper concentrate contains approximately 9% to 10% moisture. Final flotation tails are pumped to the TSF where they are classified using hydrocyclones. Process water is reclaimed from the tailings water pond and reused in the process plant.

17.1.5	Crushing Stage

The crushing stage is supplied with ore hauled from the mine site using contractor operated haul trucks. A typical haul truck has approximately 20 tonnes capacity and delivers ore from the mine area to the primary crusher’s ore stockpiling area. Trucks can dump directly to the primary crusher or alternatively, to one of several stockpiles. Typically, a front-end loader reclaims ore from the stockpiles and then feeds the jaw crusher.

The crushing plant is fed through a hopper equipped with a 20-inch x 20-inch static grizzly that discharges to a jaw crusher operating in open circuit. The nominal four-inch material discharging from the jaw crusher is classified by two double-deck vibrating screens. The top screen is two inches by one inch and the bottom screen is 3/4 inch by 3/8 inch. Material smaller than 3/8 inch becomes the final crushed product that is transferred to two silos having an individual capacity of 1,000 tonnes each. The vibrating screen’s oversize feeds a secondary crushing stage consisting of two cone crushers. The top screen is conveyed to a Sandvik HC660 cone crusher and the bottom screen oversize is conveyed to a Metso HP-300 cone crusher. The cone crusher’s discharge joins the primary crusher’s discharge and feeds the double-deck vibrating screens.

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17.2	Piedras Verdes Concentrator Performance

17.2.1	Operational Performance

The operational performance for 18 months from July 2018 to December 2019 is in Table 17.1.

Table 17.1: Piedras Verdes Performance - 18-month Period July 2018 to December 2019

Source: Dia Bras, 2020

For the 18-month period in reference, ore throughput was 1,770,032 tonnes equivalent to a calendar average of 98,335 tonnes/month or 3,224 tonnes/day. The corresponding head grades were 0.88% Cu, 19.35 g/t Ag, and 0.25 g/t Au.

Overall, the Piedras Verdes concentrator’s ore feed shows positive trends in Q4 2019 compared to Q4 2018 (Table 17.2, Figure 17.2 and Figure 17.3):

•	Ore throughput increased 28% from average 2,964 tonnes/day in Q4 2018 to 3,787 tonnes/day in Q4 2019.

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•	Copper head grade decreased by 2%, but the total copper metal content fed to the plant increased by 25% in average after factoring in the ore throughput increase over the same period.

•	Silver head grade increased by 10% and the silver metal fed to the mill increased by 41%.

•	Gold head grade increased by 54% and the gold metal fed to the mill increased by 97% average.

Table 17.2: Piedras Verdes’ Performance Comparison – Q4 2018 and Q4 2019

Stream	Units	Q4 2018 average	Q4 2019 average	Difference
Ore throughput	tonnes/day	2,964	3,787	28%
Ore grade Cu	%	0.89	0.87	-2%
Ore grade Ag	g/tonne	19	21	10%
Ore grade Au	g/tonne	0.21	0.32	54%
Ore metal Cu	tonnes	2,630.90	3,291.70	25%
Ore metal Ag	grams	56,299	79,440	41%
Ore metal Au	grams	612	1,203	97%
Metal recovery Cu	%	79.27	84.8	7%
Metal recovery Ag	%	77.15	78.7	2%
Metal recovery Au	%	64.32	62.43	-3%
Concentrate production	tonnes/month	2,552	3,390	33%
Concentrate mass-pull	%	2.80%	2.90%	3%
Concentrate Cu grade	%	25.07	25.43	1.50%
Concentrate Ag grade	g/tonne	522	570	9%
Concentrate Au grade	g/tonne	4.7	6.8	44%
Concentrate Bi grade	%	0.21	0.29	41%
Concentrate metal Cu	tonnes	640	862	35%
Concentrate metal Ag	grams	1,332,279	1,931,580	45%
Concentrate metal Au	grams	12,060	23,145	92%

Source: Sierra Metals, 2020

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Source: Sierra Metals, 2020

Figure 17.2: Piedras Verdes, Ore Throughput and Copper Head Grade

Source: Sierra Metals, 2020

Figure 17.3: Piedras Verdes, Mill Feed Head Grade

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Piedras Verdes’ metallurgical performance during the July 2018 to December 2019 period can be observed in Figure 17.4 and is summarized in Table 17.2 for the period Q4 2018 to Q4 2019. An improvement in metallurgical performance can be observed for the key parameters, which has had a leveraging effect over metal contained in the final copper concentrate production as follows:

•	From May 2019 onward, ore throughput increased consistently along with a marginal increase in mass-pull which resulted in an approximate 33% increase in copper concentrate production. Copper concentrate quality remained relatively constant at approximately 25% Cu grade, see Table 17.2.

•	A 7% increase in copper recovery along with a 28% ore throughput increase and a marginal copper head grade decrease (-2%) resulted in an overall increment of 35% copper metal content in the final concentrate.

•	A 2% increase in silver recovery along with a 28% ore throughput increase and a 10% increase in silver head grade resulted in an overall increment of 45% silver metal content in the final concentrate.

•	A 3% decrease in gold recovery along with a 28% ore throughput increase and a 54% increase in gold head grade resulted in an overall increment of 92% gold metal content in the final concentrate.

•	Bismuth is the only deleterious element reported. Sierra Metals has not reported paying penalties for Bismuth whose concentration has remained below 0.3% in the final copper concentrate for the July 2018 to December 2019 period.

Source: Sierra Metals, 2020

Figure 17.4: Piedras Verdes, Copper Concentrate and Metal Recoveries

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17.2.2	Process Plant, Operating Costs and Consumables

Process Plant Operating Cost for the Q4 2018 to Q4 2019 period is show in Figure 17.5. The concentrator is achieving significant improvements in terms of cost as follows:

•	2019 started at $USD 10.25/tonne of ore, after a peak of $USD 11.39/tonne of ore in April and decreased to $USD 7.60/tonne of ore in December 2019.

•	2019 started at $USD 0.54/Cu lb equivalent which then peaked at $USD 0.71/Cu lb equivalent in April and decreased to $USD 0.38/Cu lb eq. in December 2019.

Source: Sierra Metals, 2020

Figure 17.5: Piedras Verdes, Copper Concentrate Operating Cost

A breakdown analysis of consumables and services in Q4 2019 is shown in Figure 17.6. Five cost items account for 75% of the operating cost:

•	Other/Undefined account for the largest cost item at 23%,

•	Labor and electrical power account for 17% each

•	Reagents and mobile equipment rentals account each for 9%

Piedras Verde’s cost structure and/or expenditure allocation needs improvement. It is a good business practice to ensure that other/unclassified items account for a minor portion of the total expenditure.

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Source: Dia Bras, 2020

Figure 17.6: Piedras Verdes, Operating Cost Breakdown

Piedras Verdes’ reagents include a combination of the followings: X-343, S-7583, T-100, CC-1065, ZnSO4, X-343, S-7583, T-100, CC-1065, ZnSO4. Reagents account for 9% of the total expenditure during Q4 2019. Steel balls accounted for 4% of the total expenditure in the concentrator.

17.3	Plant Design and Equipment Characteristics

Bolivar uses a conventional copper concentrator plant. The operation is completely manual with no automation or online monitoring being used in the processing circuit. The grinding product, or flotation feed particle size distribution is approximately P80=250 ☐m.

Table 17.3 shows the Piedras Verdes mill’s major process equipment, its key characteristics, and power ratings.

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Table 17.3: Piedras Verdes Mill’s Major Process Equipment

Area	Equipment	Quantity	Manufacturer, Model	Motor (kW)
Crushing	Apron feeder	1	Metso AF5-60MN-16.4	22
	Jaw crusher	1	Stedman	93
	Cone crusher	1	Sandvik H6800	336
	Cone crusher	1	Metso HP-300	224
	Vibrating screen	1	Terex Simplicity 6 ft x 16 ft	15
	Vibrating screen	1	Deister 6 ft x 1 ft’	20
Grinding	Ball mill	1	Dominion 9 ft-6-inch x 14 ft	447
	Ball mill	1	Dominion 9 ft-6-inch x 14 ft	447
Flotation	Conditioning tank	3	12 ft x 12 ft	37
	Rougher cell	3 x 3	DR 300, 300 ft3	22
	Rougher-scavenger cell	3 x 4	DR 300, 300 ft3	22
	Cleaning first	3 x 2	DR 300, 300 ft3	22
	Cleaning second	3 x 3	Sub-A 100 ft3	11
	Cleaning third	3 x 2	Sub-A 100 ft3	11
Thickening	Thickener	1	50 ft	15
	Thickener	1	40 ft	15
Filtration	Disc filter	1	Dorr Oliver 8 ft x 10 discs	na
	Disc filter	1	FLSmidth 8 ft X 10 Disc	7.5
	Drum filter	1	Eimco	na

Source: SRK, 2020

17.4	Processing Plant Capex

Piedras Verdes has embarked on multiple capex projects with the aim of improving efficiency and throughput, these projects include:

•	Installation of a new Ball Mill No3

•	Increase ore storage capacity

•	Additional grinding classification capacity (hydrocyclones)

•	A new cone crusher

•	Installation of a flash flotation cell

•	Installation of additional concentrate filtration capacity and a reduction in the final concentrate’s moisture.

•	Electrical substation upgrades consistent with the additional power consumption

•	Expansion of the tailings storage facility

•	Expansion of the freshwater dam

Other projects being considered include the production of Iron Concentrate.

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17.5	Conclusion and Recommendations

Dia Bras operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening and filtration of the final concentrate. Thickened flotation tails are placed into a conventional tailings storage facility and the mine is converting to the use of dry stack tailings in mid-2020.

Fresh feed to the Piedras Verdes concentrator has consistently improved its key indicators and performance over the 18-month period from July 2018 to reach 3,787 tonnes/day average during Q4 2019. In addition to the throughput increase, head grades for silver and gold also improved within the same time period reaching 21 grams per tonne silver (+10% increase) and 0.32 grams per tonne gold (+54% increase).

Copper concentrate produced by Piedras Verdes is of typical commercial quality at approximately 25% Cu throughout the entire period evaluated. Consistently with the throughput and head grades increases, copper concentrate production increased by 33% from approximately 2,500 tonnes per month to 3,400 tonnes per month by Q4 2019.

Concentrate quality also improved: the silver grade increased by approximately 9% from 522 gram per tonne to 570 grams per tonne, and the gold grade increased by 44% from 4.7 grams per tonne to 6.8 grams per tonne. Bismuth is the only deleterious metal reported at values below 0.3% with no penalty payments reported by Dia Bras.

Piedras Verdes expenditure allocation and cost structure needs revision to ensure that the minimum possible number of items fall within the “Other” category. Currently the “Other” category is the largest one in the Piedras Verdes cost structure at 23% and should be no larger than 5%.

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18	Project Infrastructure

The Bolivar Mine has fully developed infrastructure including access roads, a 329-person man-camp that includes a cafeteria, laundry facilities, maintenance facilities for the underground and surface mobile equipment, electrical shop, guard house, fuel storage, laboratories, warehousing, storage yards, administrative offices, plant offices, truck scales, explosives storage, processing plant and associated facilities, tailings storage facility (TSF), water storage reservoir and water tanks. The site has electric power from the Mexican power grid, backup diesel generators, and heating from site propane tanks. The Bolivar Mine is fully functional and built out for the currently producing mine and mill.

Figure 18.1 shows the general facilities location for the Project.

Source: SRK, 2020

Figure 18.1: Bolivar General Facilities Location

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18.1	Access and Local Communities

Access to the Bolivar Mine is by paved road approximately 305 km southwest from Chihuahua and then approximately 80 km by all-season gravel roads. The Bolivar Mine is located near several small communities namely Cieneguita Lluvia de Oro (population ~500), Piedras Verdes (population ~500), and San José del Pinal (population <10).

The mine is approximately 5 km southeast of the small Ejido community of Piedras Verdes (population ~500) with the offices and camp known as Loma Café located about 2 km to the southwest of Piedras Verdes. The community of Piedras Verdes supports the mine by providing potable water, trash collection and disposal in the nearby Cieneguita landfill, and transportation for construction materials including sand and gravel. The water is supplied by two local springs.

The Bolivar Mine camp supports 329 workers and contractors.

Figure 18.2 shows photographs of the mine camp. Figure 18.3 shows the camp layout.

Source: Sierra Metals, 2020

Figure 18.2: Bolivar Camp – Accommodation Units

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Source: Sierra Metals, 2020

Figure 18.3: Bolivar Camp - Plan Layout

The majority of the project staff live outside the local area in regional cities of Delicias, Parral, Chihuahua, Durango, San Luis Potosi, Creel, Torreon, Sonora and Mexico City. The company provides transportation in buses and vans from transfer locations in the City of Chihuahua, approximately seven hours northeast of the project, and from the community of Choix, Sinaloa, approximately five hours to southwest. Crew changes occur on Tuesday and Wednesday each week.

Personnel living in the region work six days with one day off, usually on Sunday. Personnel living outside the region work 14 days followed by seven days off. Personnel work one of two shifts per day, 7:00 am to 7:00 pm or 7:00 pm to 7:00 am.

The camp is located 2.7 km from the Bolivar Mine, and 8.4 km from the Piedras Verdes processing plant site. The company provides transportation from the camp to the mine or mill in four buses.

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18.2	Service Roads

The site has well maintained gravel roads that connect the mine portals, water storage reservoir, camp, and process facilities. The roads between the mine and processing plant are used daily by the fleet of contract trucks that move the ore from the mine ore pads to the processing plant.

18.3	Mine Operations and Support Facilities

The mine is accessed through various portals as described in Section 16. The mine operation is supported by the newer mine camp with rooms, change house facilities, and cafeteria. The mine office is located at the portal to the Bolivar Mine.

There are two mine related surface maintenance facilities. The first is a mine maintenance facility at the portal of the Bolivar Mine, and the second is located near the portal accessing the El Gallo Inferior orebody. A third maintenance facility for the surface equipment is located near the mill. The mine infrastructure includes a compressed air system, located at the main portal to the Bolivar Mine, with compressors and receiving tanks that support the underground operations. Refuge chambers are located in various sections of the underground mine. There are small functional shops underground to support minor equipment repairs and servicing. A medical building is located at the portal to the Bolivar Mine. Explosives storage is in a controlled area located remotely from site.

A photograph of the mine maintenance shop is provided in Figure 18.4.

Source: SRK, 2020

Figure 18.4: Bolivar Maintenance Shop

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18.4	New Ore Delivery Tunnel

The mine is in the process of developing a new tunnel that will enable the cost-effective delivery of ore to the Piedras Verdes processing plant. Use of the tunnel will negate the requirement for using surface ore haul trucks. The work is underway and is expected to be completed in 2022. The capital costs for this project are included in the capex figures shown in Section 21.

The tunnel will daylight adjacent to the Piedras Verdes processing plant and will link up underground with the El Gallo Inferior, Bolivar West and Bolivar NW ore zones as shown in Figure 18.5.

Source: Sierra Metals, 2020

Figure 18.5: Isometric View of New Ore Delivery Tunnel

Use of the new ore delivery tunnel will reduce ore delivery times, transportation costs and will also eliminate the impact of climate and environmental factors such as bad weather, dust, reduced visibility and poorly bermed roads, all of which can lead to accidents with the current surface trucking system. The mine plans to use 30 tonne trucks initially and will consider the use of more cost-effective transportation options in the future (e.g., conveyor belts).

The tunnel lengths and dimensions are shown in Table 18.1.

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Table 18.1: Tunnel Dimensions and Lengths

Component	Dimensions (metres)	Length (metres)
Main tunnel	5.0 m x 7.0 m	4,200
Bolivar West tunnel	5.0 m x 5.0 m	2,340
El Gallo Inferior tunnel	5.0 m x 5.0 m	2,530

Source: Sierra Metals, 2020

18.5	Process Support Facilities

The Piedras Verdes processing area has a security building, administrative offices, truck scales, electrical shop, maintenance shop, fuel storage, smaller camp and cafeteria, and the processing facilities are described in Section 17.

Figure 18.6 shows an aerial view of the Piedras Verdes processing plant. Figure 18.7 shows a picture of the inside of the processing plant, and Figure 18.8 shows the tailings storage facility as seen from the processing plant.

Source: Google Maps, 2020

Figure 18.6: Aerial View of the Piedras Verdes Processing Plant

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Source: SRK, 2020

Figure 18.7: Inside the Piedras Verdes Processing Plant

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Source: SRK, 2020

Figure 18.8: Piedras Verdes Tailings Storage Facility - Looking South

18.6	Energy

18.6.1	Propane

The site uses propane for general heating and heating of water in the camp. A local supplier, Equipos Y Gas de la Sierra from Guazapares provides the fuel in 10,000 kg tanker trucks every 15 days. The propane is stored in several tanks on the Project site.

Table 18.2 summarizes the tanks with their location and capacities.

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Table 18.2: Propane Tank Location and Capacities

Tank Location	Capacity	Units
Piedras Verde Plant	4,000	L
Piedras Verde Plant	5,000	L
Camp - Module I	5,000	L
Camp - Module L	135	kg
Camp - Module L	500	kg
Camp - Module N	135	kg
Camp - Module S	500	kg
Camp - Module D	1,000	kg
Laundry	135	kg
Cafeteria	5,000	kg

Source: Sierra Metals, 2020

18.6.2	Power Supply and Distribution

Power to the site is supplied by a 33-kV high voltage power line supplied by the Comisión Federal de la Electricidad (CFE), the state-owned utility. The Bolivar Mine has a substation that feeds the mine and the Piedras Verdes processing plant through a secondary distribution line. The connected load on site is approximately 4 MW. The system operates at a typical load of 2 MW. Backup generation is provided for the mine and processing plant with a diesel-powered generator set. The backup generator, with a capacity of 2,000 kVA is located at the processing plant location.

Figure 18.9 shows the monthly power consumption for the period January 2018 to December 2019.

The plant uses approximately 78% of power consumed with the mine using the remainder. Electricity has varied in unit cost averaged approximately US$0.08/kWh in 2018 and US$0.09/kWh in 2019. The monthly cost for electricity averages US$213,000.

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Source: Sierra Metals, 2020

Figure 18.9: Monthly Power Consumption

18.6.3	Fuel Storage

The site has on site diesel storage tanks that supply fuel for the underground and surface mine equipment, as well as the backup electrical generators. The fuel is restocked approximately every three days by with a 10,000 L tanker truck supplied by a local vendor. The tank storage and capacity are summarized in Table 18.3. The average price per liter for diesel and gasoline was MXN$18.54/L and MXN$17.99/L respectively in 2019.

Table 18.3: Fuel Tank Storage and Capacity Summary

Location	Tank	Quantity	Type (units)
Mine Storage	Workshop Tank	10,350	Diesel (L)
	Mine Tank	9,700	Diesel (L)
	Mine Tank	5,510	Gasoline (L)
Plant Storage	Processing Tank 1	4,500	Diesel (L)
	Processing Tank 2	4,500	Diesel (L)
	Processing Tank 3	2,000	Diesel (L)

Source: Sierra Metals, 2020

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18.7	Water Supply

18.7.1	Potable Water

Potable water for use at the camp is supplied by the community of Piedras Verde from local springs through the local water utility piping at a rate of 40,000 to 50,000 L/d. The plant uses approximately 2,700 L/d of potable water.

18.7.2	Process Water

The supply water for the Piedras Verdes processing plant is supplied from a nearby Piedras Verdes dam, owned by Dia Bras. The water reservoir has a capacity of 1.5 Mm3 and can meet the plant makeup water requirement of approximately 123,000 m3/month (based on historical usage). The water is pumped from a pump house at the reservoir to an interim 1 Mm3 water tank located near the reservoir. The water tank then supplies water via a pipeline to storage tanks located near the processing plant that have a capacity of 500,000 m3. A photograph of the reservoir is shown in Figure 18.10.

Source: SRK, 2019

Figure 18.10: Piedras Verdes Water Reservoir

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The site water usage for 2018 and 2019 are summarized in Table 18.4 and Table 18.5. Approximately 53% of the total process water is recycled.

Table 18.4: Site Water Use (January to December 2018)

Month	Fresh Water	Recovered Water	Consumed Water	Tonnes Milled	Water Use per Tonne Processed
	(m3)	(m3)	(m3)	(t)	(m3/t)
January	67,882	126,066	193,947	83,120	2.33
February	61,483	114,183	175,667	80,581	2.23
March	72,999	135,570	208,570	95,674	2.13
April	71,051	131,952	203,002	93,120	2.33
May	68,921	127,533	196,917	90,329	2.33
June	67,595	125,533	193,128	88,591	2.23
July	65,692	121,999	187,691	86,097	2.33
August	53,152	98,711	151,863	69,662	2.23
September	61,142	91,713	152,854	71,931	2.13
October	47,896	129,496	177,391	91,383	1.94
November	45,286	135,857	181,143	93,316	1.94
December	37,497	141,059	178,555	87,945	2.03
Total	720,594	1,480,134	2,200,729	1,031,750	2.18

Source: Sierra Metals, 2020

Table 18.5: Site Water Use (January to December 2019)

Month	Fresh Water	Recovered Water	Consumed Water	Tonnes Milled	Water Use per Tonne Processed
	(m3)	(m3)	(m3)	(t)	(m3/t)
January	32,950	150,105	183,055	83,970	1.94
February	36,513	166,335	202,848	93,050	2.03
March	33,832	154,123	187,955	86,210	1.78
April	39,410	179,533	218,943	100,433	2.03
May	43,857	199,794	243,652	111,767	2.03
June	44,737	203,802	248,539	114,008	2.17
July	58,750	176,249	234,999	107,798	2.13
August	66,545	155,272	221,817	101,751	2.23
September	93,291	173,255	266,546	122,269	2.33
October	91,600	170,115	261,715	117,582	2.23
November	77,647	134,726	212,373	95,078	2.33
December	93,086	177,349	270,435	125,158	2.13
Total	712,218	2,040,658	2,752,876	1,259,081	2.12

Source: Sierra Metals, 2020

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18.8	Site Communications

The site is equipped with a satellite communications system, including telephone and internet, that enables communication between the mine, processing plant and office facilities. A radio system is also in use. The mine also has hardline telephone service.

18.9	Site Security

The site has a separate security force of approximately 12 people with typically four people on each crew. Additionally, there is a Mexican Army base located in close proximity to the Project site. The mine site guard house is located at the entrance to the Bolivar Mine. Another guard house is located near the scales at the processing plant.

18.10	Logistics

The copper concentrates are loaded onto 18-t trucks and shipped by road to the port at Guaymas, Mexico. The concentrate is sold FOB port. The Project produced 31,937 t of concentrate in 2018 (approximately 2,660 t/m). During the first nine months of 2019, concentrate totaled 27,137 t. The 2019 average per month is approximately 3,600 t/m.

The copper concentrate is sampled and placed in a shipping truck, weighed and then covered by a tarpaulin and then shipped 530km, approximately 10 hours one way, through Bahuichivo to the port of Guaymas, Mexico. All other materials required for the Project are shipped to the site via the road system by truck. Figure 18.11 shows the concentrate trucking route.

Source: Google Maps, 2020

Figure 18.11: Concentrate Trucking Route

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18.11	Waste Handling and Management

18.11.1	Waste Management

The site has septic systems to handle wastewater and sewage. The septic system is pumped clean on a quarterly basis. Trash is hauled to a landfill in Cieneguita.

18.11.2	Waste Rock Storage

The site has minimal waste rock storage needs as the majority of the underground waste rock is stored underground. Any waste rock is brought to surface is placed in permitted storage areas.

18.12	Tailings Management

18.12.1	Existing Tailings Storage Facility

The existing tailings storage facility (TSF) has been in operation since the Piedras Verdes mill was commissioned in late 2011. The existing TSF1 and TSF2 can be seen in Figure 18.12 along with expansion areas, TSF3 through TSF5, adjacent to the existing facility.

Source: Sierra Metals, 2020

Figure 18.12: Active Tailings Area Location

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The tailings management plan at the Bolivar Mine includes placement of tailings in a number of locations. The site utilized the capacity in TSF2 and TSF3 in 2018 and 2019. The remaining capacity in TSF1 is as contingency capacity. The TSF4 tailings placement was divided to increase volume in 2019.

In general, the existing tailings facility were operated by moving the tailings from the processing plant via pipelines to holding cells on the tailings area near the leading edge of the embankment. Water was drained to the back of the facility (closest to the plant). The multiple cells allow the tailings to drain while new tailings are placed in the next cell. Once drained, the higher density material is moved to the front of the embankment to build the next lift embankment with mobile equipment (excavator and dozer). The construction method is known as “upstream construction.”

The sequence repeats from the front of the embankment across the tailings storage facility (TSF) until the next lift is prepared to raise the TSF to the next level. A sump exists at the bottom of the tailing facility that captures any seep or runoff water and is returned for use at the processing plant.

Figure 18.13 shows the dewatering cells and the general shape of the TSF operational area.

Source: Sierra Metals, 2020

Figure 18.13: TSF Operational Area

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The existing permitted facility was inspected by Tierra Group Consultoria in 2019 and recommendations were made to the repair of the existing boards and to maintain the inclination of 30° in berm. Additional work was suggested by Tierra Group Consultoría to maintain a drainage channel to keep water off the edges of the TSF, and to clean up and re-establish the edges of the TSF on solid rock. Dia Bras provided survey data showing the slope corrections and these can be seen in the photograph in Figure 18.14.

SRK has summarized the findings in this section but does not take any design responsibility since SRK is not the “Engineer on Record” for the design or inspection.

Source: Sierra Metals, 2020

Figure 18.14: Active Tailings Area

18.12.2	Tailings Facility Expansion

Dia Bras contracted with Flopac Ingenieria for the geotechnical evaluation, design, costing and construction of a TSF expansion program that allows the processing of ore beyond the reserves stated in this report. The current status and planned sequence of expansion is described in this section.

Figure 18.15 shows an isometric view of the current TSF and the Flopac Ingenieria study area.

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Source: Sierra Metals, 2020

Figure 18.15: Current TSF - Isometric View of Flopac Ingenieria Study Area

As part of the overall management plan, the site is also installing infrastructure to recover additional process water and reduce the water content of the final tailings. Current tailings are approximately 35% solids.

Expansion beyond TSF5 will consist of the construction of a New TSF, located to the west of the existing TSF. This new facility, when complete, will provide capacity beyond 2025 based on the mine’s current LoM production schedule.

In summary, tailings consisting of approximately 35% solids have been placed in conventional tailings storage facilities (TSF1-TSF4) in previous years and including 2019. Expansion around the main TSF, in TSF1-TSF5, will be utilized until mid-2020 when dry stack tailings will begin to be placed in the New TSF.

All permits are in place for TSF1 through TSF5, and for the New TSF. Dia Bras allocated US$1 million in 2018 and US$3 million in 2019 for the TSF expansion civil works.

Figure 18.16 shows an isometric view of the new TSF.

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Source: Sierra Metals, 2020

Figure 18.16: Isometric View of the New TSF

SRK recommends that an analysis of utilizing tailings as backfill in the underground mine should be carried out, and a trade-off study completed. The underground storage of plant tailings would serve to significantly reduce the TSF volume required for surface storage.

Figure 18.17 shows a plan view of the current TSF and the New TSF locations

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PLANTA PIEDRAS VERDES
PROYECTO PRESA DE JALES
Convenio Con Ejido (2009)
Uso de Suelos: 50 Has.
Enero de 2016
0
100
200
500
1000
Esc. 1: 10 000
UTM WGS84 - Zona 13R
Camino propuesto
3 Has.
24 Has.

Source: Sierra Metals, 2020

Figure 18.17: Plan View of the Current TSF and New TSF Locations

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19	Market Studies and Contracts

Bolivar is an underground mining operation producing commercial quality copper concentrate containing payable amounts of copper, silver and gold. Dia Bras currently holds a contract for the sale of its concentrate. Contract terms were reviewed by SRK and they appear reasonable and in line with similar operations that SRK is familiar with.

The metals produced from the Bolivar concentrate are traded on various metals exchanges. Metal prices were provided by Sierra Metals and have been derived from the November 2019 CIBC Global Mining Group Analyst Consensus Commodity Price Forecast. In SRK’s opinion the prices used are reasonable for the statement of mineral resources and ore reserves. The metal price assumptions are presented in Table 19.1

Table 19.1: Metal Prices

Commodity	Value	Unit
Au	1,354	US$/oz
Ag	17.82	US$/oz
Cu	3.08	US$/lb

Source: Sierra Metals, 2020

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20	Environmental Studies, Permitting, and Social or Community Impact

20.1	Environmental Studies and Liabilities

Summaries of some of the environmental studies were provided to SRK, including environmental impact assessment documentation used to support the permitting efforts of the current operation and future tailings storage area.

Based on communications with representatives from Dia Bras, it does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of mineral resources or reserves.

From previous assessments (Gustavson, 2013), known environmental liabilities include unreclaimed exploration disturbances (i.e., roads, drill pads, etc.) and small residual waste rock piles from historical mining operations, and the current tailings storage facilities would also constitute a reclamation liability for the operation.

As observed by SRK personnel during previous site visits, dust emissions generated as a result of ore haulage traffic from the mine to mill can be an issue, and to address this, the mine has developed a mitigation plan that involves the use of water trucks.

20.2	Environmental Management

20.2.1	Tailings Disposal

Existing Tailings Storage Facility

Currently, Dia Bras is constructing a raise on TSF embankment using waste rock generated from the Bolivar West underground mining operation. While a stability study was supposedly prepared for this raise, SRK was not provided a copy for this review, though Dia Bras personnel noted that it did meet with regulatory approval. Since the embankment raise is occurring within an already permitted area, a new Manifesto de Impacto Ambiental or MIA, was not required. The mine has also constructed stormwater diversion channels to reduce the ingress of non-contact stormwater into the impoundment.

Future Tailings Storage Facility

A second tailings storage facility (TSF) location, adjacent to the existing TSF, has been identified and is permitted to receive tailings for at least three years. Any future expansions of this new facility will likely include the relocation of the adjacent federal highway in order to achieve the required capacity. Additionally, Dia Bras is considering installing a dry stack facility instead of depositing conventional tailings slurry; this approach would increase the capacity of the second TSF.

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20.2.2	Geochemistry

Geochemical characterization of the Bolivar Mine tailings has been conducted annually by a qualified third-party laboratory in Mexico as part of the monitoring and reporting requirements of NOM-141-SEMARNAT-2003. The testing includes leach testing for metals and acid-base accounting (ABA). ABA testing is a static test procedure designed to measure the long-term potential for waste rock and/or tailings to generate acid.

Net-neutralization potential (NNP) consists of two measurements: (1) neutralization potential (NP) and (2) the acid-generating potential (AP). NNP is defined as the difference between these two measurements (NNP = NP – AP). The NP/AP ratio is also used to describe the acid-producing potential of mine waste. ABA classifications for mine-waste samples are based on both NNP and NP/AP and are divided into three categories including acid-generating, uncertain, and non-acid generating.

According to the Nevada Division of Environmental Protection report on Waste Rock, Overburden, and Ore dated February 2014, if the ratio is less than 1.2:1, the material is considered potentially acid generating (PAG). If the ratio is greater than 1.2, no additional testing is required.

The test results for 2014 and 2015 provided to SRK indicate low metals leaching potential and either uncertain or non-acid generating potential. The 2016 ABA results (NP = 52.5 kg CaCO3/ton; AP = 141 kg CaCO3/ton); however, suggest that some of the more recent material may be potentially acid generating: NP/AP = 0.372. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the Project.

20.2.3	Emission and Waste Management

In 2015, an authorization for the Unique Environmental License (Licencia Ambiental Unica [LAU]) was granted by SEMARNAT to EXMIN in order to carry out mineral processing and other metallurgical activities (beneficiation) at the Bolivar mill site.

The document establishes the environmental obligations to be met by the company. It establishes that EXMIN operations must adhere to the authorizations provided by the LAU in the matter of atmospheric emissions and generation/management of hazardous wastes.

Several key conditions of the LAU include:

•	EXMIN must submit its Annual Operating Card (Cédula de Operacion Anual) between March 1st and June 30th of each year;

•	Discharges of wastewater to natural water reservoirs or sewers, without CONAGUA approval, is prohibited;

•	The operation shall develop and maintain a contingency plan (not reviewed by SRK);

•	For point sources of atmospheric emissions (end of pipe), all emission sampling ports shall be installed and maintained in good conditions;

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•	Emissions must meet the Maximum Permissible Limits (Limites Maximos Permisibles [MPL]) established by the NOM-085-SEMARNAT-2011 and NOM-043-SEMARNAT-1193;

•	Emissions of Volatile Organic Compounds (VOCs) should be kept to a minimum, since there is not any normative regulating emissions at this time; and

•	Records of the operation and maintenance of equipment that generates emissions shall be maintained.

20.3	Mexican Environmental Regulatory Framework

20.3.1	Mining Law and Regulations

Mining in Mexico is regulated through the Mining Law, approved on June 26, 1992, and amended by decree on December 24, 1996, Article 27 of the Mexican Constitution.

Article 6 of the Mining Law states that mining exploration; exploitation and beneficiation are public utilities and have preference over any other use or utilization of the land, subject to compliance with laws and regulations.

Article 19 specifies the right to obtain easements, the right to use the water flowing from the mine for both industrial and domestic use, and the right to obtain a preferential right for a concession of the mine waters.

Articles 27, 37 and 39 rule that exploration; exploitation and beneficiation activities must comply with environmental laws and regulations, and should incorporate technical standards in matters such as mine safety, ecological balance and environmental protection.

The Mining Law Regulation of February 15, 1999 repealed the previous regulation of March 29, 1993. Article 62 of the regulation requires mining projects to comply with the General Environmental Law, its regulations, and all applicable norms.

20.3.2	General Environmental Laws and Regulations

Mexico’s environmental protection system is based on the General Environmental Law known as Ley General del Equilibrio Ecológico y la Protección al Ambiente - LGEEPA (General Law of Ecological Equilibrium and the Protection of the Environment), approved on January 28, 1988, and updated on December 13, 1996 and again on June 6, 2012.

The Mexican federal authority over the environment is the Secretaría de Medio Ambiente y Recursos Naturales - SEMARNAT (Secretariat of the Environment and Natural Resources). SEMARNAT, formerly known as SEDESOL, was formed in 1994, as the Secretaría de Medio Ambiente Recursos Naturales y Pesca (Secretariat of the Environment and Natural Resources and Fisheries). On November 30, 2000, the Federal Public Administration Law was amended giving rise to SEMARNAT.

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The change in name corresponded to the movement of the fisheries subsector to the Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación - SAGARPA (Secretariat of Agriculture, Livestock, Rural Development, Fisheries and Food), through which an increased emphasis was given to environmental protection and sustainable development.

SEMARNAT is organized into a number of sub-secretariats and the following main divisions:

•	INECC – Instituto Nacional de Ecología y Cambio Climático (National Institute of Ecology and Climate Change), an entity responsible for planning, research and development, conservation of national protection areas and approval of environmental standards and regulations.

•	PROFEPA - Procuraduría Federal de Protección al Ambiente (Federal Attorney General for the Protection of the Environment) responsible for law enforcement, public participation and environmental education.

•	CONAGUA – Comisión Nacional del Agua (National Water Commission), responsible for assessing fees related to water use and discharges.

•	IMTA – Instituto Mexicano de Tecnología del Agua (Mexican Institute of Water Technology).

•	CONANP – Comisión Nacional de Areas Naturales Protegidas (National Commission of Natural Protected Areas).

•	CONAFOR – Comisión Nacional Forestal (National Forestry Commission).

•	CONABIO – Comisión Nacional para el conocimiento y uso de la Biodiversidad (National Commission for the Knowledge and use of Biodiversity)

•	PROFEPA – Procuradoría Federal de Protección al Ambiente (Federal Attorney for Environmental Protection).

•	ASEA – Agencia de Seguridad, Energía y Ambiente (Security, Energy and Environment Agency)

The federal delegation or state agencies of SEMARNAT are known as Consejo Estatal de Ecología – COEDE (State Council of Ecology).

PROFEPA is the federal entity in charge of carrying out environmental inspections and negotiating compliance agreements. Voluntary environmental audits, coordinated through PROFEPA, are encouraged under the LGEEPA.

Under LGEEPA, a number of regulations and standards related to environmental impact assessment, air and water pollution, solid and hazardous waste management and noise have been issued. LGEEPA specifies compliance by the states and municipalities, and outlines the corresponding duties.

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Applicable regulations under LGEEPA include:

•	Regulation to LGEEPA on the Matter of Environmental Impact Evaluations, May 30, 2000;

•	Regulation to LGEEPA on the Matter of Prevention and Control of Atmospheric Contamination, November 25, 1988;

•	Regulation to LGEEPA on the Matter of Environmental Audits, November 29, 2000;

•	Regulation to LGEEPA on Natural Protected Areas, November 20, 2000;

•	Regulation to LGEEPA on Protection of the Environment Due to Noise Contamination, December 6, 1982; and

•	Regulation to LGEEPA on the Matter of Hazardous Waste, November 25, 1988.

•	Regulation to LGEEPA on the Registration of Emissions and Transfer of Pollutants, June 3, 2004.

•	Mine tailings are listed in the Regulation to LGEEPA on the Matter of Hazardous Waste. Norms include:

•	Norma Official Mexicana (NOM)-CRP-001-ECOL, 1993, which establishes the characteristics of hazardous wastes, lists the wastes, and provides threshold limits for determining its toxicity to the environment;

•	NOM-CRP-002-ECOL, 1993 establishes the test procedure for determining if a waste is hazardous;

•	On September 13, 2004, SEMARNAT published the final binding version of its new standard on mine tailings and mine tailings dams, NOM-141-SEMARNAT-2003. The new rule has been renamed since the draft version was published in order to better reflect the scope of the new regulation. This NOM sets out the procedure for characterizing tailings, as well as the specifications and criteria for characterizing, preparing, building, operating, and closing a mine tailings dam. This very long (over 50 pages) and detailed standard sets out the new criteria for characterizing tailings as hazardous or non-hazardous, including new test methods. A series of technical annexes address everything from waste classification to construction of the dams. The rule is applicable to all generators of non-radioactive tailings and to all dams constructed after this NOM goes into effect; and

•	Existing tailings dams will have to comply with the new standards on post-closure. The NOM formally went into effect 60 days after its publication date.

PROFEPA “Clean Industry”

The Procuraduría Federal de Protección al Ambiente (the enforcement portion of Mexico's Environmental Agency, referred to as PROFEPA), administers a voluntary environmental audit program and certifies businesses with a “Clean Industry” designation if they successfully complete the audit process. The voluntary audit program was established by legislative mandate in 1996 with a directive for businesses to be certified once they meet a list of requirements including the implementation of international best practices, applicable engineering and preventative corrective measures.

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In the Environmental Audit, firms contract third-party, PROFEPA-accredited auditors, considered experts in fields such as risk management and water quality, to conduct the audit process. During this audit, called “Industrial Verification,” auditors determine if facilities are in compliance with applicable environmental laws and regulations. If a site passes, it receives designation as a “Clean Industry” and is able to utilize the Clean Industry logo as a message to consumers and the community that it fulfills its legal responsibilities. If a site does not pass, the government can close part, or all of a facility if it deems it necessary. However, PROFEPA wishes to avoid such extreme actions and instead prefers to work with the business to create an “Action Plan” to correct problem areas.

The Action Plan is established between the government and the business based on suggestions of the auditor from the Industrial Verification. It creates a time frame and specific actions a site needs to take in order to be in compliance and solve existing or potential problems. An agreement is then signed by both parties to complete the process. When a facility successfully completes the Action Plan, it is then eligible to receive the Clean Industry designation.

PROFEPA believes this program fosters a better relationship between regulators and industry, provides a green label for businesses to promote themselves and reduces insurance premiums for certified facilities. The most important aspect, however, is the assurance of legal compliance through the use of the Action Plan, a guarantee that ISO 14001 and other Environmental Management Systems cannot make.

According to Dia Bras, the company has initiated the PROFEPA “Clean Industry” application process for the Bolivar plant site in 2018.

20.3.3	Other Laws and Regulations

Water Resources

Water resources are regulated under the National Water Law, December 1, 1992 and its regulation, January 12, 1994 (amended by decree, December 4, 1997). In Mexico, ecological criteria for water quality is set forth in the Regulation by which the Ecological Criteria for Water Quality are Established, CE-CCA-001/89, dated December 2, 1989. These criteria are used to classify bodies of water for suitable uses including drinking water supply, recreational activities, agricultural irrigation, livestock use, aquaculture use and for the development and preservation of aquatic life. The quality standards listed in the regulation indicate the maximum acceptable concentrations of chemical parameters and are used to establish wastewater effluent limits. Ecological water quality standards defined for water used for drinking water, protection of aquatic life, agricultural irrigation and irrigation water and livestock watering are listed.

Discharge limits have been established for particular industrial sources, although limits specific to mining projects have not been developed. NOM-001-ECOL-1996, January 6, 1997, establishes maximum permissible limits of contaminants in wastewater discharges to surface water and national “goods” (waters under the jurisdiction of the CONAGUA).

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Daily and monthly effluent limits are listed for discharges to rivers used for agricultural irrigation, urban public use and for protection of aquatic life; for discharges to natural and artificial reservoirs used for agricultural irrigation and urban public use; for discharges to coastal waters used for recreation, fishing, navigation and other uses and to estuaries; and discharges to soils and to wetlands. Effluent limitations for discharges to rivers used for agricultural irrigation, for protection of aquatic life and for discharges to reservoirs used for agricultural irrigation have also been established.

Dia Bras constructed a water dam to provide water for use in the process plant and for domestic use (camp, cooking, etc.). SRK did not receive or review the permits related to this activity.

Ecological Resources

In 2000, the National Commission of Natural Protected Areas (CONANP) (formerly CONABIO, the National Commission for Knowledge and Use of Biodiversity) was created as a decentralized entity of SEMARNAT. As of November 2001, 127 land and marine Natural Protected Areas had been proclaimed, including biosphere reserves, national parks, national monuments, flora and fauna reserves, and natural resource reserves.

Ecological resources are protected under the Ley General de Vida Silvestre (General Wildlife Law). (NOM)-059-ECOL-2000 specifies protection of native flora and fauna of Mexico. It also includes conservation policy, measures and actions, and a generalized methodology to determine the risk category of a species.

Other laws and regulations include:

•	Forest Law, December 22, 1992, amended November 31, 2001, and the Forest Law Regulation, September 25, 1998;

•	Fisheries Law, June 25, 1992, and the Fisheries Law Regulations, September 29, 1999; and

•	Federal Ocean Law, January 8, 1986.

Regulations Specific to Mining Projects

All aspects related to Mine Safety and Occupational Health are regulated in Mexico by NOM-023-STPS 2003 issued by the Secretariat of Labor. Appendix D of this regulation refers specifically to ventilation for underground mines, such as Bolivar Mine, and establishes all the requirement underground mines should comply with, which are subject of regular inspections.

New tailings dams are subject to the requirements of NOM-141-SEMARNAT-2003, Standard that Establishes the Requirements for the Design, Construction and Operation of Mine Tailings Dams. Under this regulation, studies of hydrogeology, hydrology, geology and climate must be completed for sites considered for new tailings impoundments. If tailings are classified as hazardous under NOM-CRP-001-ECOL/93, the amount of seepage from the impoundment must be controlled if the facility has the potential to affect groundwater. Environmental monitoring of groundwater and tailings pond water quality and revegetation requirements is specified in the regulations.

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NOM-120-ECOL-1997, November 19, 1998 specifies environmental protection measures for mining explorations activities in temperate and dry climate zones that would affect xerophytic brushwood (matorral xerofilo), tropical (caducifolio) forests, or conifer or oak (encinos) forests. The regulation applies to “direct” exploration projects defined as drilling, trenching, and underground excavations. A permit from SEMARNAT is required prior to initiating activities and SEMARNAT must be notified when the activities have been completed. Development and implementation of a Supervision Program for environmental protection and consultation with CONAGUA is required if aquifers may be affected. Environmental protection measures are specified in the regulations, including materials management, road construction, reclamation of disturbance and closure of drillholes. Limits on the areas of disturbance by access roads, camps, equipment areas, drill pads, portals, trenches, etc. are specified.

20.3.4	Expropriations

Expropriation of ejido (an area of communal land mainly used for agriculture) and communal properties is subject to the provisions of agrarian laws. The Bolivar Project is subject to these provisions with respect to Ejido Piedras Verdes, in the Municipality of Urique, in the State of Chihuahua, Mexico.

20.3.5	NAFTA

Canada, the United States and Mexico participate in the North American Free Trade Agreement (NAFTA). NAFTA addresses the issue of environmental protection, but each country is responsible for establishing its own environmental rules and regulations. However, the three countries must comply with the treaties between themselves; and the countries must not reduce their environmental standards as a means of attracting trade.

20.3.6	International Policy and Guidelines

International policies and/or guidelines that may be relevant to the Bolivar Mine include:

•	International Finance Corporation (Performance Standards) – social and environmental management planning; and

•	World Bank Guidelines (Operational Policies and Environmental Guidelines).

These items were not specifically identified and included in SRK’s environmental scope of work; however, given that Sierra Metals is a Canadian entity, general corporate policy tends to be in compliance with IFC, World Bank and Equator Principles.

SRK recommends that a more comprehensive audit of the Bolivar Mine be conducted with respect to these guidelines and performance standards.

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20.3.7	The Permitting Process

Environmental permits are required from various federal and state agencies. The general process for obtaining authorization to construct a new industrial facility is shown in Figure 20.1.

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Submit Informe Preventivo (IP)
Environmental Impact Assessment (MIA)
- General
- Intermediate
- Specific
SEMARNAT Requests Modality
Risk Assessment
- Preliminary
- Detailed*
* Risk assessment is only required at the request of SEMARNAT
Present Assessment to SEMARNAT
Does SEMARNAT Require Additional Information?
No
Yes
Provide Additional Information or Control Measures
Construction Authorization Letter Issued
Begin Construction of New Facility
Prepare to Obtain Operating Authorizations (1 year)
Apply to SEMARNAT for Operating License & Air Permit
Present to SEMARNAT a Hazardous Waste Registration
- Training Plans
- Emergency Procedures
- Technician Accreditation
Will Facility Discharge Wastewater?
No
Yes
Does Wastewater Discharge to a Municipal Sewer?
No
Yes
Make Arrangements with Local Authorities for Discharge Standards & Fee Payment
Submit to SEMARNAT a Discharge Registration Application
Submit to CAN a Particular Conditions of Discharge Application
Submit to the State CAN a Fee Registration Application
Follow-up on Each Submission to Obtain Registration, Authorization or Permit
Have all Obligations been Received within 1 Year of Receiving Authorization to Construct?
No
Yes
Begin Operations
Request Construction Extension from SEMARNAT
srk consulting
CONSTRUCTION AND START-UP AUTHORIZATION FOR INDUSTRIAL FACILITIES
BOLIVAR MINE
CHIHUAHUA, MEXICO
05/14/18
470200.215
FIGURE 20-1

Source: SRK, 2020

Figure 20.1: Construction and Start-up Authorization for Industrial Facilities

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20.3.8	Required Permits and Status

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained based on information provided by Dia Bras. These include the necessary Changes in Use of Soil (Land Use Change), Forest Permits, and MIA authorizations. SRK has not conducted an investigation as to the current status of all the required permits. At this time, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites. Dia Bras is currently preparing a study to comply with CONAGUA (National Water Commission) requirements to demonstrate that no impact is produced on adjacent arroyos (creeks). Information regarding the exploration and mining permits in Table 20.1 and Table 20.2 was provided by Dia Bras.

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Table 20.1: Permit and Authorization Requirements for the Bolivar Mine

Permit	Agency	Approval Date (or anticipated Approval Date)
Mining Concession	President via the Minister of Commerce and Industrial and the General Directorate of Mines Promotion - Mexican Secretaría de Economía	See Table 20.2
Manifestación de Impacto Ambiental (MIA) - Environmental Impact Statement	Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT) - Secretariat of the Environment and Natural Resources	The operating mines of the Bolivar project are exempt from having to apply for the MIA according to the document SG.IR.08-2009/191 from SEMARNAT dated May 2009 that recognizes the exception since Dia Bras proved that the mining concessions predated the 1988 law. Any other concession will need a MIA or prove pre-existence. The new mines of the Bolivar Project have MIA authorization document SG.IR.08-2015/271 from SEMARNAT dated October 2015.
The plant site has an MIA, document SG.IR.08-2010/106. The MIA for the power line and substation is the document number SG.IR.08-2013/004.
Análisis de Riesgo - Risk Analysis Report	Dirección Estatal de Proteccion Civil Chihuahua (with assistance from external consultant)	A risk analysis focusing on the security on the use of explosives, was conducted and approved in D.O. 901/2015. Additional studies have recently been completed, but not yet submitted to SEMARNAT.
Operating License (and Air Quality Permit)	SEMARNAT	The Bolivar Mine area has no atmospheric emissions.
The Bolivar plant area has a Licencia Unica Ambiental (unique environmental license) dated October 14, 2015, and approved under SG. CA.08-2015/075.
Cambio de Uso de Suelo - Land Use Change Permit	SEMARNAT	The operating concessions in the Bolivar Project are exempt from having to apply for the Cambio de Uso de Suelo, according to the document SG.IR.08-2009/191 from SEMARNAT dated May 2009, since Dia Bras proved that the mining concessions existed prior to the 1988 law.
Concession Title for Underground Water Extraction	Comisión Nacional del Agua (CONAGUA) - National Water Commission)	Mine dewatering is regulated under the Mining Law and no permit is required to extract mine water. This permit was not found.
Authorization for Utilization of National Surface Water	CONAGUA	For decades, new water appropriations in the area have been under moratorium; which was recently lifted by CONAGUA. Dia Bras has applied for new water appropriations.
Wastewater Discharge Permit	CONAGUA	For the Bolivar Mine offices, there is a title permit BOO.906.01-1341 dated June 21, 2015.
For the Bolivar plant, there are documents No B00.E.22.4.-420 and No B00.906.01-1340 dated June 21, 2015. The following permits were found Dec 2019:
- 02CHI141178/34EMDL15
- 02CHI141179/34EMDL16
- 03CHI141277/10EMDL16
Hazardous Waste Registration	SEMARNAT	The last update to this registration is dated September 18, 2015. The site reviews annually to determine if additional updates are necessary.
Explosives Use Permit	Secretaría de la Defensa Nacional (SEDENA)	Permit Number 4042. This permit is reviewed and updated annually, with the last one issued on December 1, 2016.
Archeological release letter	Instituto Nacional de Antropologia y Historia (INAH)	Updated in November 2013. No sites of interest for the INAH
Contract for Land Use	Local Ejido	The original contract was updated January 28, 2015.

Source: Sierra Metals, 2020

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Table 20.2: Bolivar Project Concessions

Holding Company	Name	Type	Area	File No.	Title No.	Enrolled	Expiry
Dia Bras	La Cascada	Exploration	1,944.33	016/32259	222720	8/27/2004	8/26/2054
Mexicana (DBM)
Javier Bencomo	Bolivar III	Exploitation	48	321.1/1-64	180659	7/14/1987	7/13/2037
Muñoz 50%, DBM 50%
Javier Bencomo	Bolivar IV	Exploitation	50	321.1/1-118	195920	9/23/1992	9/22/2042
Muñoz 50%, DBM 50%
Dia Bras	Piedras Verdes	Exploration	92.4698	016/31958	220925	10/28/2003	10/27/2053
Mexicana
Dia Bras	Mezquital	Exploration	2,475.41	016/32157	223019	10/5/2004	10/4/2054
Mexicana
Dia Bras	Mezquital Fracc. 1	Exploration	4.73	016/32157	223020	10/5/2004	4/10/2054
Mexicana
Dia Bras	Mezquital Fracc. 2	Exploration	2.4338	016/32157	223021	10/5/2004	10/4/2054
Mexicana
Dia Bras	Mezquital Fracc. 3	Exploration	974.5713	016/32157	223022	10/5/2004	10/4/2054
Mexicana
Dia Bras	El Gallo	Exploration	251.7977	016/32514	224112	4/8/2005	4/7/2055
Mexicana
Dia Bras	La Mesa	Exploration	718.95	016/32556	223506	1/12/2005	1/11/2055
Mexicana
EXMIN,	Moctezuma	Exploitation	67.4364	1/1/01432	226218	1/12/2005	1/12/2055
S.A. DE C.V.
EXMIN,	San Guillermo	Exploration	96	099/02161	196862	13/08/1993	12/8/2043
S.A. DE C.V.

Source: Dia Bras, 2020

20.3.9	MIA and CUS Authorizations

In 2009, SEMARNAT agreed that an MIA for the Bolivar Mine was not necessary since the area has been under exploration and exploitation since 1979; however, Dia Bras was still subject to the applicable environmental regulations according to article 29 of the LGEEPA. Additionally, in the event that modifications to the existing operation were proposed, SEMARNAT would need to be consulted to determine the appropriate procedures for authorization.

In a resolution between SEMARNAT Chihuahua (Brenda Ríos Prieto) and Dia Bras MEXICANA (Arturo Valles Chávez) dated October 2015, the agency conditionally authorized the Bolivar Mine consisting of opening five (5) shafts for underground mines, 11 boreholes, waste dumps, material stock yard, tailings dam, and infrastructure construction (roads, substation, dining room, electricity distribution line, two (2) explosives magazines and temporary waste storage based on the information presented in the Environmental Impact Manifestation (Manifestacion de Impacto Ambiental (MIA)) submitted in August 2015.

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The area covered by the Land Use Change (Cambio de Uso de Suelo (CUS)) is 9.7570 Hectares (24.11 acres) and the total construction area is 11.448 Hectares (28.28 acres).

The resolution has a validity of 15 years and can be renewed through an advance request to SEMARNAT, accompanied by a verification issued by PROFEPA.

20.4	Social Management Planning and Community Relations

As part of the project review by SEMARNAT, the MIA document was made available to the public for review and comment prior to the issuance of the conditional authorization. SRK is not aware of any other public consultation or stakeholder engagement activities on the part of Dia Bras.

Dust on surface roadways between the mine and the plant location has been a challenge and the mine has been using two water trucks to keep the dust under control; however, due to the evaporative levels in Chihuahua, this system of dust control is not particularly efficient. According to Dia Bras, a new dust control strategy is being developed using clay/silt soil, which is currently undergoing on-site trials.

20.5	Closure and Reclamation Plan

Current regulations in México require that a preliminary closure program be included in the MIA and a definite program be developed and submitted to the authorities during the operation of the mine (generally accepted as three years into the operation). These closure plans tend to be conceptual and typically lack much of the detail necessary to develop an accurate closure cost estimate. However, Dia Bras has attempted to prescribe the necessary closure activities for the operation. In February 2017, Treviño Asociados Consultores presented to Dia Bras, S.A. de C.V. a work breakdown of the anticipated tasks for closure and reclamation of the Bolivar Mine (Table 20.3).

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Table 20.3: Bolivar Mine - Estimated Cost of Reclamation and Closure of the Mine

Closure Activity	Cost MXN$
Waste Rock Piles	105,430
(regrading, soil preparation, revegetation) (2 ha)
Exploration Drill Pads	48,300
(remove contaminated soils, soil preparation, revegetation, erosion control) (4Ha)
Roads	96,600
(Border reconstruction, ditches, revegetation) (8 ha)
Building Demolition	7,653,250
(camps, plant, mill – dismantle, remove, soil remediation, soil preparation, revegetation)
Tailings Impoundment	316,020
(regrading, soil cover and preparation, revegetation) (6ha)
Power Line Corridor	62,218
(soil preparation, revegetation) (12 ha)
Power Line Removal	977,500
(850 poles; 12.64 km cable)
Total (MXN)	$9,259,318
Total (US$) (1)	$475,324

Source: Sierra Metals, 2020

(1)	Based on exchange rate of US$1 = MXN$19.48 (February 27, 2020)

SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate; however, based on projects of similar nature and size within México, the estimate appears low in comparison. SRK recommends that Dia Bras conduct an outside review of this estimate, with an emphasis on benchmarking against other projects in northern México.

While México requires the preparation of a reclamation and closure plan, as well as a commitment on the part of the operator to implement the plan, no financial surety (bonding) has thus far been required of mining companies. Environmental damages, if not remediated by the owner/operator, can give rise to civil, administrative, and criminal liability, depending on the action or omission carried out. PROFEPA is responsible for the enforcement and recovery for those damages, or any other person or group of people with an interest in the matter. Also, recent reforms introduced class actions to demand environmental responsibility from damage to natural resources.

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21	Capital and Operating Costs

This section outlines the capital and operating costs considered in this valuation. All costs presented in this section are Q4 2024 US dollars, unless stated otherwise.

The audited Bolivar project is currently in operation with reserves to support operation into 2024 at the forecast throughput and operating cost rates.

21.1	Capital Costs

The Project’s technical team prepared an estimate of capital required to sustain the mining and processing operations. This capital estimate is broken down into the following main areas.

•	Mine Development;

•	Ventilation;

•	Equipment;

•	Infill drilling and Exploration;

•	Plant;

•	TSF; and

•	Closure.

Mine development is related to any underground mine development that is capitalized. The cost estimate is based on site specific data from Bolivar.

A meter estimate of ventilation raises that will be required to maintain production in the underground mining areas was created based on the ventilation requirements in Section 16.

Equipment sustaining cost includes the capital to maintain and replace mine equipment, while plant and TSF sustaining capital accounts for the expansion of the TSF. Additional capital costs have been included to account for Plant improvements.

Exploration capital will be used in the exploration of future mining opportunities within the company’s mining and exploration concessions.

As this is a currently operating and producing Project, SRK considered that the company already has necessary working capital in place. Additional working capital movements were not incorporated into the economic model.

The capital expenditure by area is summarized in Table 21.1.

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Table 21.1: Capital Cost Summary 2020-2025 (US$)

Description	Sustaining (US$000’s)	Life of Mine (US$000’s)
Sustaining Capital Development	$4,683	$17,015
Sustaining Capital Ventilation	$800	$1,700
Sustaining Capital Equipment	$1,130	$9,067
Sustaining Capital Infill Drilling - Exploration	$533	$2,550
Sustaining Capital Concentrator	$1,279	$4,500
Sustaining Capital Tailings Dam	$1,605	$2,980
Sustaining Capital Closure	$500	$4,500
Total Capital	$10,530	$42,312

Source: Sierra Metals, 2020

21.2	Operating Costs

The operating cost estimated is based on site specific data. SRK was provided with historic costs for the purposes of comparison. The costs were broken down into three main areas, as follows:

•	Mining

•	Processing

•	G&A

Table 21.2 and Table 21.3 show a summary of estimated operating cost and historical information provided by the project owner.

Table 21.2: Modeled Operating Cost Summary

Description	Life of Mine (US$000’s)	Life of Mine (US$/t ore)	Life of Mine (US$/Cu lb)
Underground Mining	224,337	13.61	0.74
Process	130,002	7.89	0.43
G&A	27,127	1.65	0.09
Total Operating	381,466	23.15	1.26

Source: Sierra Metals, 2020

Table 21.3: Bolivar 2019 Operating Costs

Period (January to December 2019)	Cost (US$/t)
Mine	19.75
Plant	9.77
G&A	2.03
Total	$31.55

Source: Sierra Metals, 2020

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22	Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Economic Analysis on properties currently in production if the technical report does not include a material expansion of current production. Sierra Metals is a producing issuer, and the Bolivar Mine is currently in production. In addition, no material expansion of current production is planned.

As explained in Section 16.5, without requiring material capital investment for processing plant expansion or for additional underground mining equipment, the mine has been steadily increasing its daily production rate. In 2019, the mine achieved an average daily production rate of just over 3,500 tpd and the production rate reached over 4,500 tpd in the month December 2019. In early 2020, the mine has achieved over 5,000 tpd on numerous days and the mine is planning to target a long-term production rate of 5,000 tpd without making any material capital expenditures.

The mine has been able to make these increases in production through better equipment maintenance (greater mechanical availability), improved utilization of the processing plant, improved mine planning, and more effective operations management. Many of the mine’s operations management team have been replaced with more experienced mining personnel from Mexico, Peru and elsewhere.

Sierra Metals has performed an economic analysis of the Bolivar Mine’s life-of-mine plan using the estimates presented in this report and confirms that the outcome is positive cash flow that supports the statement of Mineral Reserves.

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23	Adjacent Properties

SRK is not aware of any adjacent properties to the Bolivar Mine as defined under NI 43-101.

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24	Other Relevant Data and Information

There is no other relevant information or explanation necessary to make the technical report understandable and not misleading.

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25	Interpretation and Conclusions

25.1	Geology and Mineral Resources

SRK is of the opinion that the MRE has been conducted in a manner consistent with industry standards and that the data and information supporting the stated mineral resources is sufficient for declaration of Indicated and Inferred classifications of resources. SRK has not classified any of the resources in the Measured category due to some uncertainties regarding the data supporting the MRE.

General deficiencies related to the Geology and Mineral Resources of Bolivar include:

•	No historic QA/QC program prior to 2016, this has been addressed by a limited resampling campaign of historical drill core and a more recent QA/QC program that was implemented in 2016. Continuation of the current QA/QC program will be required in order to achieve Measured resources which generally are supported by high resolution drilling and sampling data that feature consistently implemented and monitored QA/QC.

•	There is limited to no downhole deviation surveys in the historic drilling. Observations from the survey data which has been done to date show significant deviations from planned orientations as well as local downhole deviations that influence the exact position of mineralized intervals.

•	There is currently insufficient density sampling and analysis to adequately define this characteristic for the different lithological units and mineralization types in the various areas of the project. Correlation of density to mineralization characteristics is important for this type of deposit and therefore additional density sampling and analysis will be required for all future drilling.

•	There is inadequate detailed structural geology data collection from drill core to support interpretation of local mineralization controls and geotechnical characteristics.

•	A significant portion of the current sample database is missing gold analysis and therefore the current mineral resources and reserves may not accurately reflect the true value of Bolivar mineralization locally.

•	Bolivar currently does not have an adequate production reconciliation system to allow for robust comparison of mill production to mine forecasts.

25.2	Mineral Reserve Estimate

SRK is of the opinion that the Mineral Reserve Estimate has been conducted in a manner consistent with industry best practices and that the data and information supporting the stated mineral reserves is sufficient for declaration of Probable classifications of reserves.

The Bolivar Mine is a producing operation. Recent production data was used as a primary source of information to validate or derive, as necessary, the relevant modifying factors used to convert Mineral Resources into Mineral Reserves.

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The production schedule associated with these reserves estimate results in mining until Q4 2024 at an average production of approximately 5,000 ore t/day. The LoM production plan is comprised of material from three main mining areas: El Gallo Inferior, Bolivar W, and Bolivar NW using room and pillar mining methods.

25.3	Metallurgy and Processing

Dia Bras operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening and filtration of the final concentrate. Flotation tails are disposed of in a conventional tailings facility. Ore feed during year 2019 reached a total of 1,269,697 t, equivalent to an average of 105,000 t/m, or 3,500 t/d. There has been a steady increase in the production rate, and daily production rates in the latter part of 2019 frequently exceeded 4,000 tpd. As explained in Section 16, the mine has made significant improvements to the on-site management team and increased its engineering resources in 2019, and the mine has greatly improved the mechanical availability of its underground mining fleet and production in early 2020 has exceeded 4,000 tpd numerous times. The mine is on track to hit a steady-state production rate of 5,000 tpd in 2020.

Production of copper concentrate has consistently ranged between approximately 2,370 and 3,850 t/m, equivalent to roughly a 2.9% mass pull. The monthly average concentrate has consistently reached commercial quality with copper at 24.1% and credit metals averaging 531.6 g/t silver and 5.57 g/t gold in 2019.

There is a high level of month-to-month variability for both tonnes and head grade. Better integration between geology, mine planning and processing can significantly reduce the variability. Additional work is also needed in the processing facilities to stabilize the operation. Improvements include the implementation of a preventive maintenance program and training programs to improve operators’ skill, with the ultimate objective of improving metal recovery and lower operating cost, while maintaining or improving concentrate quality.

25.4	Environmental, Permitting and Social

Based on communications with representatives from Dia Bras, it does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of mineral resources or reserves.

More recent geochemical characterization data suggest that some of the more recent material from the underground mine may be potentially acid generating. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not be a material issue for the project.

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained, based on information provided to SRK by Dia Bras. Currently, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites.

SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate; however, based on projects of similar nature and size within México, the estimate appears low in comparison. SRK recommends that Dia Bras conduct an outside review of this estimate, with an emphasis on benchmarking against other projects in northern México.

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25.5	Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Economic Analysis on properties currently in production if the technical report does not include a material expansion of current production. Sierra Metals is a producing issuer, and the Bolivar Mine is currently in production. In addition, no material expansion of current production is planned. Increases in the mine’s production rate are being achieved through better operational controls to take advantage of existing under-utilized mining and milling capacity, rather than by making capital investments in new equipment. Sierra Metals has performed an economic analysis of the Bolivar Mine’s life-of-mine plan using the estimates presented in this report and confirms that the outcome is positive cash flow that supports the statement of Mineral Reserves.

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26	Recommendations

26.1	Recommended Work Programs and Costs

26.1.1	Geology and Mineral Resources

SRK recommends the following action items for Bolivar:

•	Complete downhole surveys for all exploration and delineation drill holes using a non-magnetic down-hole survey instrument

•	Continue to improve upon the current sample assay QA/QC program and monitor progress of the program over time to identify trends in the preparation and analytical phases of sample analysis.

•	Complement the QA/QC protocol using additional controls including coarse blanks, twin samples, fine and coarse duplicates and a second lab control using a certified laboratory to control de different phases of the preparation and chemical analysis process.

•	Document the failures in the quality control protocol and the correction measurements taken.

•	Implement a consistent density testing program including the representative selection of drill core from the different lithological units and mineralization types for the various areas of Bolivar and La Sidra. Multiple density samples should be collected from every drill hole so that local density fluctuations can be assessed.

•	Density samples should be submitted for geochemical analysis to allow for correlation of density to mineralization type and extent.

•	Density check samples (approximately 5 to 10% of total) should be submitted to a third-party independent laboratory such as ALS Minerals for testing using ASTM standards as part of the QA/QC program. These samples should also be analyzed using the current methods employed by Dia Bras and reviewed to ensure that the mine site analytical performance is reasonable.

•	Drill core samples previously not analyzed for gold content should be re-analyzed for gold content. Current mineral resources and reserves may not reflect the true value of the mineralization and metal content due to missing gold analysis. All future drill core samples should be analyzed for the full suite of geochemical analysis.

•	Delineation and infill drilling are recommended in areas of Inferred mineral resources to facilitate upgrading to higher resource categories (i.e. Indicated or Measured mineral resource) to support life-of-mine planning activities. A drill hole spacing study should be completed to provide guidance on drill hole density requirements within Bolivar.

•	Detailed structural geology data collection (i.e. oriented drill core) should be implemented for all future drill holes to allow for more detailed analysis of mineralization controls and geotechnical assessments to support mine design.

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•	Continue to develop a site wide litho-structural model to support exploration, mineral resource delineation and mine design activities.

•	Bolivar mine must implement a production reconciliation system to allow for proper reconciliation of mill production to mine forecasts. This should include the development of a dynamic grade control model to support short and long-term mine planning activities.

26.1.2	Mining and Reserves

SRK has the following recommendations regarding mining and reserves at Bolivar:

•	Maintain and annually update the 3D LoM design and schedule.

•	Regularly perform 3D mine surveys and use the data to regularly perform stope-by-stope planned to actual reconciliations, for both grade and tonnage mined, and to continually validate the mining recovery and dilution assumptions.

•	Maintain an accurate record of what has been mined (as-builts).

•	Generate a waste handling and underground storage plan, including validating the assumptions made for swell factor for blast material and re-handled material, as well as the storage fill factor.

•	Develop and implement a whole-of-mine ventilation plan in order to implement and maintain a forced ventilation system over the life of the mine.

•	Perform geotechnical analysis, particularly in the new zones of Bolivar Northwest and Bolivar West.

•	Perform a mining methods trade-off study to identify opportunities to increase the production rate and improve mining recovery through review and optimization of mine design dimensions, ore and waste handling, and other mine design criteria; and improve overall conversion of mine resources to reserves.

•	Develop and maintain an estimate of the tonnes and grade remaining in pillars. This study will require improving confidence in the accuracy of the mined-out survey models, and development of a channel samples database for reserve estimation.

•	Establish a plan for the safe extraction of pillars. This study may also include the analysis of utilizing tailings or waste material as backfill in the mine.

•	The planning of infill drilling and mine planning should emphasize the conversion of resources into reserves inventory especially for the mid-range and long-range planning horizons.

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26.1.3	Tailings Management

The existing tailings storage facility (TSF) is comprised of several sub-sections identified as TSF1 through TSF5. Expansion beyond TSF5 will consist of the construction of a New TSF, located to the west of the existing TSF. As part of the overall tailings management plan, Bolivar is moving to filtered tailings and in mid-2020, dry stack tailings will begin to be placed in the New TSF.

All permits are in place for TSF1 through TSF5, and for the New TSF. Dia Bras allocated US$1 million in 2018 and US$3 million in 2019 for the TSF expansion civil works.

SRK recommends that an analysis of utilizing tailings as backfill in the underground mine should be carried out, and a trade-off study completed. The underground storage of plant tailings would serve to significantly reduce the TSF volume required for surface storage and could enable a mine pillar recovery plan.

26.1.4	Environmental, Permitting and Social or Community Impact

SRK has the following recommendations regarding environment, permitting, and social or community impact at Bolivar:

•	Surface road fugitive dust emissions should be continually managed in order to avoid jeopardizing the mine’s social license and incurring a compliance violation from the regulatory authorities.

•	SRK recommends that Dia Bras contract an independent, outside review of the closure cost estimate, with an emphasis on benchmarking against other projects in northern Mexico. This may require and site investigation and the preparation of a more comprehensive and detailed closure and reclamation plan before a closure specialist evaluates the overall closure approach and costs.

•	Based on the 2016 geochemical characterization data, a more robust and comprehensive closure program for the tailings should be undertaken with an emphasis on closure of the existing facilities in such a manner as to not pose a risk to local groundwater resources.

•	Permits of underground water extraction and surface water utilization were not found.

•	New permits for wastewater discharge were obtained in December 2019.

26.1.5	Costs

Table 26.1 lists the estimated cost for the recommended work described in Section 26.

Table 26.1: Summary of Costs for Recommended Work

Category	Work	Cost US$
Geology and Resources	Drilling*	1,627,500
Mining and Reserves	Mine ventilation survey and whole-of-mine plan	100,000
Mining and Reserves	Geotechnical analysis in Bolivar West and Bolivar Northwest	50,000
Mining and Reserves	Pillar extraction study (includes review of UG tailings storage)	150,000
Environmental & Social	Closure cost estimate and benchmarking exercise	50,000
Environmental & Social	Development of tailings closure plan	25,000
Total		$2,002,500

Source: SRK, 2020

Note: Drilling costs assume ~15,500 meters @ US$105/m drilling costs. Scope of drilling is difficult to assess without understanding the density of drilling required to support mineral resource delineation.

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27	References

Burō Hidrōlogico Consultoría (2016). Geological Survey of the Current Tailings Facility at Piedras Verdes, Chihuahua. (Reconocimiento Geológico en el Actual Depósito de Jales en Piedras Verdes, Chihuahua). Ing. Rubén Martínez Guerra, Ing. Yolanda Dolores Inez and Ing. Alejandra B. Mayo Vera. May, 2016, 6pp.

Burō Hidrōlogico Consultoría (2016). Final Report of the New Tailings Facility at Piedras Verdes, Chihuahua. (Informe Final del Nuevo Deposito de Jales en Piedras Verdes, Chihuahua). June 2016, 62pp.

Burō Hidrōlogico Consultoría (2016). Report on Technical Visit to Monitor Work Progress at Piedras Verdes, Chihuahua (Visita Técnica de Seguimiento de los Trabajos en Piedras Verdes, Chihuahua). Ing. Rubén Martínez Guerra, Samuel Colín López, Alejandro Rodríguez Pérez. September 2016, 15pp.

CIM (2014). Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014.

Dia Bras, (2016, 2017). Multiple unpublished reports, tables, maps, and figures. Provided by Sierra Metals and its subsidiaries.

Gustavson, (2013). NI 43-101 Technical Report Bolivar Mine, Chihuahua State, Mexico. Prepared for Sierra Metals Inc., by Gustavson Associates, Donald E. Hulse, Zachary Black, Karl D. Gurr, and Deepak Malhotra, Lakewood, Colorado, USA, May 31, 2013, 188pp.

Lunder, P.J., and Pakalnis, R., 1997, "Determining the strength of hard rock mine pillars," Bull. Can. Inst. Min. Metall., Vol. 90.

Meinert L.D., (2007). Unpublished internal company reports. Prepared by Lawrence D. Meinert, Department of Geology, Smith College, Northampton, MA, January 2007.

Ray, G.E., and Webster, I.C.L., (1991). An Overview of Skarn Deposits, in McMillan, W.J. and others, eds., Ore Deposits, Tectonics, and Metallogeny in the Canadian Cordillera: British Columbia Ministry of Energy, Mines, and Petroleum Resources paper 1991-4, p.213-252.

REDCO, 2018. Bolivar_NI43-101_MiningReserveReport_REDCO_rev4.docx

Reynolds M, (2008). Stratigraphy, Mineralogy and Geochemistry of The Bolivar Cu-Zn Skarn Deposit, Chihuahua, Mexico. Thesis submitted to the Department of Geology, Smith College. May, 2008. 115pp.

Sierra Metals, (2010). Management Discussion and Analysis for the year ended December 31, 2009. Retrieved from http://www.sierrametals.com/investors/financial-information/financial-reports/default.aspx.

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Sierra Metals, (2011). Management Discussion and Analysis for the year ended December 31, 2010. Retrieved from http://www.sierrametals.com/investors/financial-information/financial-reports/default.aspx.

Sierra Metals, (2011). Press Release: Dia Bras Reports Another Record Production and Financial Results in the Third Quarter 2011 and Declares Commercial Production at Bolivar Mine. Retrieved from http://www.sierrametals.com/investors/news-releases/2011/default.aspx.

Sierra Metals, (2016). Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2016. Retrieved from http://www.sierrametals.com/investors/financial-information/financial-reports/default.aspx.

Sierra Metals, (2016). Management Discussion and Analysis for the three and nine months ended September 30, 2016. Retrieved from http://www.sierrametals.com/investors/financial-information/financial-reports/default.aspx.

SNL Financial LC, (2017). Bolivar area claim map. Retrieved from https://www.snl.com.

SRK, (2016). NI 43-101 Technical Report on Resources and Reserves, Bolivar Mine, Mexico, Effective Date: June 30, 2016, Report Date: September 9, 2016

SRK, (2017). NI 43-101 Technical Report on Resources and Reserves, Bolivar Mine, Mexico, Effective Date: October 31, 2017, Report Date: June 28, 2018

SRK, (2017). Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico, Effective Date: October 31, 2017, Report Date: August 21, 2018

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28	Glossary

The Mineral Resources and Mineral Reserves have been classified according to CIM (CIM, 2014). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

28.1	Mineral Resources

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

28.2	Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

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The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

28.3	Definition of Terms

The following general mining terms may be used in this report (Table 28.1).

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Table 28.1: Definition of Terms

Term	Definition
Assay	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure	All other expenditures not classified as operating costs.
Composite	Combining more than one sample result to give an average result over a larger distance.
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG)	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution	Waste, which is unavoidably mined with ore.
Dip	Angle of inclination of a geological feature/rock from the horizontal.
Fault	The surface of a fracture along which movement has occurred.
Footwall	The underlying side of an orebody or stope.
Gangue	Non-valuable components of the ore.
Grade	The measure of concentration of gold within mineralized rock.
Hangingwall	The overlying side of an orebody or slope.
Haulage	A horizontal underground excavation which is used to transport mined ore.
Hydrocyclone	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.
Igneous	Primary crystalline rock formed by the solidification of magma.
Kriging	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological	Geological description pertaining to different rock types.
LoM Plans	Life-of-Mine plans.
LRP	Long Range Plan.
Material Properties	Mine properties.
Milling	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease	A lease area for which mineral rights are held.
Mining Assets	The Material Properties and Significant Exploration Properties.
Ongoing Capital	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve	See Mineral Reserve.
Pillar	Rock left behind to help support the excavations in an underground mine.
RoM	Run-of-Mine.
Sedimentary	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting	A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.
Stope	Underground void created by mining.
Stratigraphy	The study of stratified rocks in terms of time and space.
Strike	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide	A sulfur bearing mineral.
Tailings	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening	The process of concentrating solid particles in suspension.
Total Expenditure	All expenditures including those of an operating and capital nature.
Variogram	A statistical representation of the characteristics (usually grade).

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28.4	Abbreviations

The following abbreviations may be used in this report.

Table 28.2: Abbreviations

Abbreviation	Unit or Term
AA	atomic absorption
Ag	silver
Au	gold
AuEq	gold equivalent grade
bhp	brake horsepower
°C	degrees Centigrade
CoG	cut-off grade
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
cfm	cubic feet per minute
°	degree (degrees)
dia.	diameter
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
g	gram
gal	gallon
g/L	gram per liter
g-mol	gram-mole
gpm	gallons per minute
g/t	grams per tonne
ha	hectares
HDPE	Height Density Polyethylene
hp	horsepower
ICP	induced couple plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
kt/d	thousand tonnes per day
kt/y	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
L	liter
L/sec	liters per second
L/sec/m	liters per second per meter
lb	pound
m	meter
m2	square meter

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Abbreviation	Unit or Term
m3	cubic meter
masl	meters above sea level
mg/L	milligrams/liter
mm	millimeter
mm2	square millimeter
mm3	cubic millimeter
Moz	million troy ounces
Mt	million tonnes
MW	million watts
m.y.	million years
NI 43-101	Canadian National Instrument 43-101
OSC	Ontario Securities Commission
oz	troy ounce
%	percent
ppb	parts per billion
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Description
SEC	U.S. Securities & Exchange Commission
sec	second
t	tonne (metric ton) (2,204.6 pounds)
t/h	tonnes per hour
t/d	tonnes per day
t/y	tonnes per year
TSF	tailings storage facility
µm	micron or microns
V	volts
W	watt
XRD	x-ray diffraction
y	year

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SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

Appendix A – SRK QP Certificates

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SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

Local Offices: Saskatoon Sudbury Toronto Vancouver Yellowknife	Group Offices: Africa Asia Australia Europe North America South America